2022

Annual Report





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40546

Xometry, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**32-0415449**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6116 Executive Blvd Suite 800 North Bethesda, MD	**20852**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (240) 252-1138

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.000001 per share	XMTR	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☑   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock as reported by The Nasdaq Global Select Market on June 30, 2022 was $1.2 billion.

The number of shares of Registrant's Class A common stock outstanding as of March 9, 2023 was 45,070,484.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2023 annual meeting of stockholders, to be filed within 120 days after the close of the Registrant's fiscal year, are incorporated by reference into Part III of this Annual Report.

Auditor Firm Id:	185	Auditor Name:	KPMG LLP	Auditor Location:	McLean, VA

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding our revenue, expenses and other operating results;

- the anticipated growth of our business, including our ability to effectively manage or sustain our growth and to achieve or sustain profitability;

- the effects of public health crises or other macroeconomic factors and geopolitical tension, such as those associated with Russia's invasion of Ukraine, which may lead to periods of global economic uncertainty;

- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

- our ability to attract new buyers and suppliers and successfully engage new and existing buyers and suppliers;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to obtain, maintain, protect and enforce our intellectual property or other proprietary rights and any costs associated therewith;

- our ability to effectively manage our costs and expenses, which may be impacted by inflationary pressures;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled Risk Factors Part I, Item 1A, and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

Item 1. Business.

Xometry, Inc. (Xometry, the "Company", "our", "we") is a global online marketplace connecting buyers with suppliers of manufacturing services, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source manufactured parts and assemblies, and empower suppliers of manufacturing services to grow their businesses.

Our AI-enabled technology platform is powered by proprietary machine learning algorithms and a dataset, resulting in a sophisticated marketplace for manufacturing. As a result, buyers can procure the products they want on demand and suppliers can source new manufacturing opportunities that match their specific processes and capacity. Interactions on our platform provide rich data insights that allow us to continuously improve our AI models and innovate new products and services, fueling powerful network effects as we scale.

We define "buyers" as individuals who have placed an order to purchase parts or assemblies on our platform. Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We define "accounts" as an individual entity, such as a sole proprietor with a single buyer or corporate entities with multiple buyers, having purchased at least one part on our marketplace. We define "suppliers" as individuals or businesses that have been approved by us to either manufacture a product on our platform for a buyer or have utilized our supplier services, including our digital marketing services, data services, financial services or supplies.

Manufacturing is one of the largest industries globally and is in the early stages of digitization. Buyers looking to source manufacturing processes are faced with a highly fragmented and regionalized base of suppliers that are prone to supply chain disruptions and are difficult to efficiently manage. Opaque pricing structures, long lead times and a lack of quality controls contribute to a procurement process that is inefficient, unpredictable and unreliable. Conversely, suppliers of specialized manufacturing services are faced with limited ability to source customers, inconsistent demand, volatile operating costs and resource constraints that put their businesses under significant financial pressure. For supply chains around the world to become more reliable and resilient, buyers and suppliers need a more efficient, agile way to transact.

We enable buyers across industries to source a broad array of manufacturing processes to meet their needs. In 2022, we generated a majority of our revenue from the prices we charge buyers on our platform. Buyers begin by uploading an engineering schematic that contains 3D design specifications, typically a computer-aided design, or a CAD, file. Then, we price transactions through our proprietary, AI-enabled instant quoting engine based on factors such as volume, manufacturing process, material and location. The convenience and transparency of our model leads to increasing buyer stickiness and spend over time. In addition, we incorporate elements of environmental, social and governance ("ESG") practices into our marketplace by offering buyers the ability to purchase carbon credits to offset the carbon used to make their parts.

We empower suppliers to grow their manufacturing businesses and expand machine uptime by providing access to an international base of buyers. We also offer supporting products and services designed to meet our suppliers' unique needs. In 2019, we introduced Xometry Supplies in the United States ("U.S."), which enables our suppliers to access other experienced suppliers who sell competitively priced tools, materials and supplies from leading brands. In 2020, we introduced financial services that enable suppliers to stabilize and enhance their cash flows, provide discounts on tools and materials that allow suppliers to lower their operating costs, and give access to resource management tools to optimize suppliers' businesses. In 2021, we acquired Thomas Publishing Company ("Thomas") and Fusiform, Inc. (d/b/a FactoryFour) ("FactoryFour"), expanding our basket of supplier services to include digital marketing and data solutions and SaaS based solutions to help suppliers optimize their productivity. Revenue from our supplier services was approximately 20% of our total revenue for the year ended December 31, 2022. We expect revenue from supplier services to continue to grow over time.

We act as the seller to our buyers and we agree to pricing in advance of sourcing the order from a manufacturer. We bear the risk that a buyer is not satisfied or that we are required to pay a supplier more than anticipated to manufacture the order.

During 2022, we launched the Industrial Buying Engine™ ("IBE"), which helps customers source and purchase from the more than 500,000 suppliers on Thomasnet.com. The IBE digitizes the old and time-consuming request-for-quote process and allows buyer and suppliers to transact on Thomasnet. In addition, through IBE buyers can receive instant quotes from Xometry. We also introduced Workcenter which gives suppliers a one-stop view into all of their Xometry and non-Xometry work. A cloud-based manufacturing execution system, Workcenter brings the job board and financial services into one, easy-to-use platform. With Workcenter, shop owners can build and manage workflows for all their projects, including those from non-Xometry customers, and also quote new projects from Xometry and Thomas.

Industry Overview

- ***Manufacturing is a massive, highly fragmented, and regionalized industry in need of solutions to drive efficiency.*** The global manufacturing industry is one of the largest industries in the world. We believe the industry is poised for increased digitization via a number of global thematic shifts, including rising demand for production, new manufacturing technologies, and shifting value chains, but is in need of solutions to drive efficiency and create opportunities from these dynamics. Furthermore, the manufacturing industry is largely composed of small- to medium-sized manufacturers and we believe that there are significant barriers to entry for these businesses, who have to compete with scaled, better-resourced manufacturers. Xometry has an opportunity to help these highly fragmented, small- to medium-sized manufacturers with their materials, financing and advertising and marketing through our supplier services.

- ***Sourcing manufacturing opportunities is a complex, costly and time-consuming process.*** Even for the most sophisticated buyers and suppliers, the manufacturing sourcing and procurement process is complex, uncertain, costly and time-consuming. We believe that the labor-intensive sourcing process presents a significant opportunity as buyers and suppliers look for more efficient ways to source demand and consummate production.

- ***Resilient, localized and compliant supply chains are imperative.*** We believe there is a significant opportunity to help companies around the world improve their supply chain diversification, access just-in-time production, and build supply chain resilience. The COVID-19 pandemic and geopolitical instability have highlighted the urgent need for resilient and localized supply chains.

- ***There is increasing focus on the manufacturing industry to address ESG issues.*** Companies and investors are increasingly focused on the importance of ESG issues. Supply chain management is a major source of carbon emissions. A lack of transparency in the supply chain makes it more difficult for companies to track and address their carbon emissions. Many companies, including some of the largest corporations in the U.S., are shifting their focus towards building more equitable supply chains and sourcing from more diverse suppliers. As ESG continues to garner management and stakeholder focus, we believe companies will increasingly look to productive business solutions that limit environmental harm and address social issues throughout the manufacturing ecosystem.

- ***Multiple catalysts have led to an inflection point for industry digitization.*** We believe future expected labor shortages, in combination with the proliferation of new technologies, necessitates digital solutions that increase productivity, improve financial performance and allow them to compete sustainably.

Our Opportunity

We believe the unique challenges that companies and manufacturers face, supporting macro trends, and innovations in technology have brought the manufacturing industry to an inflection point for digital transformation. We provide the solution—a technology platform to unlock access, drive business efficiency, and improve the sustainability of manufacturing worldwide.

At the time of the IPO, we estimated our addressable market at $260 billion based on the estimated size of the market for the six key manufacturing processes offered on our platform at that time. This included CNC machining, injection molding, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), sheet forming and cutting, die casting and urethane casting. Subsequently, we acquired Thomas which has data about suppliers which offer over 70,000 industrial processes, which we believe expands our addressable market to over $2 trillion globally.

Our Platform

We are accelerating innovation by providing real-time, equitable access to global manufacturing demand and capacity. We provide sourcing and pricing across a network of buyers and suppliers, offer a suite of configurable manufacturing processes through our diverse supplier network, and enable business success through additional products and services that serve the unique needs of each side of our marketplace.

Our platform is AI-driven, continuously learning from millions of data inputs from marketplace interactions, providing rich insights and analytics that allow us to further improve the efficiency of our ecosystem and the products and services we offer. The data we generate enables us to become a preferred collaboration, workflow, and transaction platform for both buyers and suppliers.

Our platform is also highly extensible, with an expansive and growing set of traditional and emerging manufacturing processes offered by our supplier network. Because of our platform's extensibility, we are well positioned to scale and rapidly capture new processes brought to the platform by our suppliers, further enabling buyers to access customized, relevant manufacturing solutions that are suited to their industry needs and buyer preferences.

We offer these tailored processes through a user-centric platform that is reliable and flexible, leveraging additional products and services to increase buyer and seller engagement over time.

Reducing Manufacturing's Carbon Footprint

We are committed to helping reduce the manufacturing industry's overall carbon footprint.

Marketplace customers can calculate the carbon footprint of their manufacturing projects to help them make informed decisions that will help them reduce their carbon emissions. Earlier this year, we integrated the Gravity Climate API into our Marketplace. The Gravity Climate API calculates carbon emissions estimates for Xometry order requests, using climate science and data related to product material, manufacturing processes, mass, and geography.

We also offer a Carbon Offset Program, which gives buyers an integrated option to offset up to 100% of the carbon footprint of the entire manufacturing process for their orders from raw material extraction and processing, to the transportation of materials and goods along the supply chain, to the energy consumed in fabrication and the operations of the manufacturer. Additionally, we purchase carbon credits to offset 100% of the estimated impact of the shipment of parts to buyers from sellers and we promote green technologies like additive manufacturing which help to reduce the carbon footprint of the manufacturing industry globally.

Why Buyers Win

- *Instant and Competitive Pricing and Lead Times.* We create value for buyers through marketplace generation fueled by the continuous learning of our AI technology. The data generated by platform interactions improves the efficiency of our marketplace, lowering prices and improving lead times for buyers. As our AI technology learns buyer needs and preferences, it becomes more precise and efficient, leading to better pricing and matching which in turn drives greater buyer engagement on the platform.

- *Ease of Purchase.* We make it easy for buyers to transact on our marketplace. We are committed to simplifying the procurement process for buyers and offer an exceptional e-commerce experience to simplify transactions. After a buyer uploads a CAD file, our platform provides instant access to a wide range of materials, finishes and certifications, with transparent pricing and lead-time information. Buyers can also access our e-commerce capabilities through our plug-ins created for various popular 3D CAD programs and punch-out integrations with widely-used ERP and procurement systems.

- *Access to a Massive Network of Suppliers.* We provide buyers access to the massive, global network of suppliers on our platform. Our extensive network alongside a personalized user experience allows buyers to submit projects with unique components and specifications, which we source through our platform to suppliers that are able to deliver. In particular, we implement select credentialing and compliance specifications to ensure that we can meet the standards for buyers across a number of industries.

- ***Broad Suite of Industry-Specific Solutions.*** We offer a wide range of traditional and emerging manufacturing processes and materials for customized solutions across massive industries including Defense, Aerospace, Healthcare, Consumer Goods, Robotics, Government and Education, Automotive and Industrial. The extensibility of our platform allows us to build industry playbooks and add new processes over time.

- ***Reliability and Quality.*** We offer consistently high-quality products and certainty of order fulfillment for buyers. We are further embedding our platform into various buyer workflows by productizing our internal AI and workflow engine. Our enterprise integration supports procurement workflows and part and sourcing requirements. By embedding Xometry intelligence into workflows, we are able to deliver more reliable and relevant manufacturing solutions for buyers.

- ***Production Flexibility.*** We allow buyers to purchase any number of parts and services. From one part to millions, buyers have access to several manufacturing processes for rapid prototyping, product development, or high-volume production. These processes can also be combined with over 75 finishes available across CNC machining, sheet forming and cutting and additive manufacturing along with thousands of raw material and color combinations. Given this ability to provide tailored and scaled solutions, we find that buyers typically expand their use of our marketplace, sourcing a greater number of parts and processes over time.

Why Suppliers Win

- ***Cost-Efficient, Real-Time New Business Generation.*** We offer suppliers access to manufacturing opportunities from our large, geographically and industry-diverse buyer base, allowing suppliers to gain new customers without increasing their sales and marketing spend. As our AI technology improves, our ability to generate new business for suppliers increases. This model is designed to lower customer acquisition costs and improve suppliers margins over time.

- ***Repeat, High-Quality Customers.*** Following a successful transaction, we initially offer the same supplier the exclusive opportunity to accept the next repeat order in order to increase efficiency and reliability. Our ability to attract repeat buyers helps stabilize demand for suppliers so they can operate their businesses more efficiently.

- ***Operational Excellence.*** We aim to be a completely digital one-stop-shop for all workflow solutions for suppliers. Our intuitive cloud application helps our suppliers digitize their operations so they can work smarter and faster. We provide order management, shipping and collaboration tools, reducing friction for suppliers and improving overall manufacturing order process efficiency. During 2022, we introduced Workcenter which gives suppliers a one-stop view into all of their Xometry and non-Xometry work. A cloud-based manufacturing execution system, Workcenter brings the job board and financial services into one, easy-to-use platform. With Workcenter, shop owners can build and manage workflows for all their projects, including those from non-Xometry customers, and also quote new projects from Xometry and Thomas.

- ***Financial Stability and Security.*** Our suite of financial services and Xometry maintenance, repair, and operating partnerships help suppliers enhance their cash flows and lower operating costs at all stages of production. Suppliers can receive cash advances for their work, accelerated payouts and a seamless digital invoicing process in an industry that frequently still relies on analog payments that are prone to delays. These services help suppliers manage their business more efficiently.

- ***Marketing and Data Solutions.*** Our suite of marketing and data services provided by Thomas helps suppliers grow and efficiently run their business. We offer suppliers a full slate of marketing services, including website building, search-engine optimization ("SEO") and targeted advertising to buyers, resources that will help them further growth their business.

- ***Increased Utilization.*** We are focused on helping suppliers realize their potential by providing manufacturing opportunities that can be procured in a single click. Knowing that there is a reliable way to find extra work gives suppliers the confidence they need to invest in a new machine, hire an extra employee, or focus on a big job with a longer lead time, while relying on our technology platform to fill in available capacity. The convenience of this automated cycle drives greater order fulfillment and increased utilization across our supplier network.

- ***Supplier Community.*** Through our supplier-focused community initiatives, we empower suppliers of a variety of sizes to grow their businesses. Our Community Portal is an active and dedicated place where we can interact with our suppliers to better understand their needs and interests, and also give suppliers a platform to support one another. Our suppliers take pride in their crafts and are often sharing tips on machining best practices as well as how they leverage Xometry to work best for their shop.

Why We Win

- ***Rich Data and Constantly Improving AI Technology.*** In an industry that historically used intuition and basic data to drive purchasing and pricing decisions, we offer our customers pricing using our proprietary predictive algorithms. Our platform interactions generate millions of data inputs that are reinvested to continue improving our proprietary technology, machine learning and data analytics models. Leveraging this growing data set, we have been refining our AI technology to improve sourcing, pricing and lead time quotes for buyers and suppliers. This data in combination with our machine learning algorithms fuels the continuous learning of our models. As our models improve, our platform becomes more efficient and our offerings become more tailored for individual buyers and suppliers.

- *Custom-Built, Extensible Platform.* Our manufacturing processes and supply offerings are tailored to the complex and industry-specific design and order needs of manufacturing. These custom offerings are powered by our diverse and growing supplier network which contributes differentiated processes and our AI-enabled technology that facilitates intelligent matches between buyers and suppliers. Additionally, our use of services-oriented architecture and cloud infrastructure ensures scalability and helps reduce the time to market for new offerings. With the acquisition of Thomasnet, we expect to continue to add new manufacturing processes to help both our buyers and suppliers thrive.

- *Powerful Network Effects.* Today, we are the largest AI-enabled digital manufacturing marketplace by revenue. As we continue to scale, we benefit from a self-reinforcing, virtuous cycle, in which marketplace interactions contribute valuable data points and insights that improve our AI-enabled platform, increasing lifetime customer value and fueling strong unit economics.

- *Buyer Engagement and Expansion.* Our flexible ordering process allows us to land new customers and increases buyer stickiness, fueling an efficient go-to-market model. Over time, our accounts typically increase their spend with us through the addition of buyers and incremental processes, increasing order frequency and spend. For the quarter ended December 31, 2022, 96% of our revenue was generated from existing accounts. We define an existing account as an account where at least one buyer has made a purchase on our marketplace. For the quarter ended December 31, 2022, we saw a 47% year-over-year increase in accounts with at least $50,000 annual spend.

- *Globally Distributed Supplier Network.* Our global network of over 10,000 supplier brings together a range of manufacturing processes and industry-specific knowledge. With the acquisition of Thomas, we have access to an additional 500,000 suppliers. This enables us to serve a large, diverse and growing set of buyers. We offer our suppliers products and services to help them manage their businesses more efficiently and connect our entire supplier community for access to shared resources and support.

- *Mission-Driven Culture.* As we accelerate innovation in manufacturing, we remain focused on empowering local businesses and enabling new product development for companies around the world. Our corporate culture is centered around our mission through our commitments to serve the local communities in which we operate, champion technological innovation, and drive sustainability for manufacturing worldwide.

Our Growth Strategy

- *Attract new buyers and grow wallet share with existing buyers.* We intend to continue investing in acquiring new buyers through traditional paid sales and marketing techniques as well as leveraging our strong organic referral network to drive awareness and build trust. We are also focused on increasing buyer stickiness and buyer spend within existing accounts by investing in our sales and marketing capabilities.

- *Deepen and expand supplier partnerships.* Creating the largest, most connected, and efficient supplier network in the world benefits our entire platform. We are focused on attracting new suppliers, recognizing the massive opportunity still in front of us and the intrinsic benefit an active, diverse supplier population brings to the overall platform.

- *Become an enterprise solution for our suppliers.* As we continue to grow the amount of data processed by our algorithms, we can provide our suppliers with progressively sophisticated data insights and analytics. Combined with our workflow management software and other supplier services, we will increasingly become the enterprise solution for suppliers to manage their businesses on and off platform.

- *Enhance and offer additional supplier products and services.* Our supplier products and services allow us to deepen supplier relationships and increase engagement. Revenue from our supplier services was approximately 20% of our total revenue for the year ended December 31, 2022. We plan to continue to market our financial service products to U.S. suppliers, enhance features that allow quicker conversion of purchase orders to cash, and build toward a full-service digital wallet for suppliers to use for payouts and purchases.

- *Continue our international expansion.* We believe there is significant opportunity in the global manufacturing ecosystem for a marketplace like Xometry. With operations throughout the majority of the contiguous United States and customers in Europe and Asia we have established footholds in major markets around the world. We will continue to dedicate sales and marketing resources to develop our supplier networks and attract buyers to our marketplace in other regions.

- *Pursue strategic acquisitions.* With the size and complexity of the manufacturing industry we believe there is significant opportunity for targeted investments and acquisitions to strengthen our competitive position and processes.

Government Regulation

Our business activities are subject to various federal, state, local and foreign laws, rules, and regulations. Compliance with these laws, rules, and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to privacy, data protection, taxation, intellectual property, advertising, environmental, labor and employment, consumer protection and unsolicited email and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see "Item 1A - Risk Factors."

Data Privacy and Security Laws

We may be subject to privacy and security laws in the various jurisdictions in which we operate, obtain or store personally identifiable information. Most states have enacted laws and regulations requiring notification to users when there is a security breach of personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws and regulations may increase in the future as a result of amendments or changes in interpretation. Furthermore, any failure on our part to comply with these laws and regulations may subject us to significant liabilities.

We are also subject to federal, state, and foreign laws and regulations regarding privacy and protection of data. Our privacy policies describe our practices concerning the use, storage, transmission and disclosure of personal information, including visitor and user data. Any failure by us to comply with these terms or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of privacy and data protection laws and regulations and their application to online services are unclear, evolving and in a state of flux. There is a risk that these laws and regulations may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices, or that new laws or regulations will be enacted. In addition, because our website platform is accessible worldwide, certain foreign governments may claim that we are required to comply with their laws and regulations, including with respect to the storage, use and disclosure of user information, even in jurisdictions where we have no local entity, employees, or infrastructure. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. Complying with these varying domestic and international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our users' privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

Human Capital

To be a Xometry employee means taking an active role in building and serving our communities. We believe that our strong corporate culture and our investment in our employees' development and engagement are key to our success. As of December 31, 2022, we had 914 employees.

Xometry Culture

Our global team is unified by our mission, and we are passionate about delivering every day for our buyers, suppliers and partners. Our core values, which are rooted in the spirit of entrepreneurism, guide how we connect with our industry, our community and each other. We take pride and celebrate our focus on the customer, whether external or internal, our inclusive collaboration, our desire to deliver exceptional solutions and service, and our creativity and innovation.

Compensation and Benefits

Our primary compensation strategy is to promote a pay-for-performance culture to attract, incentivize, and retain talented employees who can develop, implement, and drive long-term value creation strategies. We've designed our compensation program so that many of our employees have a component of their compensation that is performance or incentive driven. We offer competitive compensation that we believe is aligned with the market and fair relative to our peers.

We offer industry competitive wages and benefits and are committed to maintaining a workplace environment that promotes employee productivity and satisfaction. While the philosophy around our benefits is the same worldwide, specific benefits vary regionally due to local regulations and preferences.

Employee Development and Engagement

We strive to recruit, develop and engage diverse, highly talented and driven employees who connect to our mission and model our core values. Xometry is committed to cultivating ongoing learning and development and creating a sense of community throughout our global teams. We offer our teams comprehensive compensation and benefits programs that include a range of offerings to reward, incentivize and support our employees.

Diversity and Inclusion

We are committed to growing and empowering inclusive communities in our company, our industry, and the neighborhoods in which we live. We know that a diverse and thriving workforce is critical to attract and retain the talent necessary to grow our business. Our success depends on ideas. We can foster more productive ideas if we amplify all voices and provide the tools and resources to those who need them.

We drive diversity, equity and inclusion ("DEI") forward through programs, investments and initiatives including:

- Diverse Manufacturers. We provide work to thousands of small machine shops that typically do not have exposure to jobs from large corporations. Our suppliers include many minority, veteran, and women-owned companies.

- Talent. We are increasing and broadening the pools of candidates from which we hire, both externally and internally, and are further refining the requirements, assessment criteria and selection process for each of our roles.

- Education. We devote considerable time and resources to the continuing education of our employees. This effort begins on an employee's first day and remains part of our employee's experience through regular panel discussions and focus groups to ignite conversations and ideas around DEI priorities.

- Culture. We established a DEI Advisory Committee that takes an active role not only in our programs but also as thought leaders and change agents. Through the guidance of this committee, we launched a number of Employee Resource Groups ("ERGs") that bring employees together to foster a diverse and inclusive workplace and further strengthen our community.

Environment

We are committed to reducing the carbon footprint of manufacturing. We purchase carbon credits to offset 100% of the estimated impact of the shipment of parts, and offer buyers the ability to instantly see the price to purchase carbon credits to offset the carbon used to make their parts. We also promote technologies like additive manufacturing that reduce the carbon footprint.

Non-Profit Organizations

We want to help non-profits that are making a difference addressing other crucial problems facing our world. We created a donor advised fund (see www.xometry.org which is part of our company and not a separate entity) to fund non-profit entities leading the fight against urgent problems such as education and climate change. We have a moral obligation to share some of our good fortune with others and protect our planet for future generations. We integrate this work into our culture and we use our commitment to ideas beyond just building the company to attract, retain and motivate our employees. We do not see this work as a side-project or distraction. To the contrary it is core to the culture we are building at Xometry and ultimately we believe the support we provide through our donor advised fund makes our business stronger and more successful.

We have embraced the Pledge 1% movement, and are committed to donating 1% of our equity over time, to fund and support the operations of the donor advised fund. We have initially reserved 402,658 shares of Class A common stock, representing 1% of our fully diluted capitalization as of the date of approval by our board of directors, for issuance over the next five years for this purpose, in an amount not to exceed 20% of the initial reserve amount per calendar year. During 2022, as part of the commitment, Xometry is providing scholarships for 250 students over the next two years at community colleges in six key manufacturing states: Maryland, Kentucky, Wisconsin, South Carolina, Connecticut and New York. Additionally, during 2021, Xometry pledged more than $900,000 to provide eight scholarships over the next four school years to students enrolled in the Department of Mechanical Engineering at the Howard University College of Engineering and Architecture.

Competition

The domestic and global on-demand manufacturing industry is localized and highly fragmented and we compete for both buyers and suppliers.

We compete for buyers with service bureaus and brokers. Our competitors include vertically integrated service bureaus, the service bureau divisions of the additive original equipment manufacturing ("OEM") companies such as Stratasys and 3D Systems and independent machine shops and 3D printing service bureaus. For buyers, we compete on the basis of competitive pricing, user experience, and superior customer service.

For suppliers, we compete with brokers and listing services. Suppliers will pay the independent brokers commissions to connect with buyers as well as list their services in offline trade publications and online listing services. We also compete with companies that sell software and services to suppliers, enabling them to sell from their own website or otherwise run their business independently of our platform. We are able to compete for suppliers on the basis of providing real-time access to orders, cash flow stability, global access to customers and supplier services and financial products.

Intellectual Property

Our commercial success depends in part on our ability to obtain, maintain and protect intellectual property and other proprietary rights for our current and future technologies and services. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish, maintain and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. However, these laws, agreements, and procedures provide only limited protection.

As of December 31, 2022, we own eight issued United States patents directed to the use of machine learning for generating fabrication and manufacturing predictions, such as price, manufacturability and suitable materials and three pending patents applications (two in the United States and one in Europe) directed to similar technologies. Our issued patents in the U.S. will expire between 2036 and 2037 and the pending patent applications, if issued, are expected to expire between 2039 and 2040, excluding any extension of patent terms that may be available.

As of December 31, 2022, we have approximately 45 registered U.S. trademarks and more than 100 registered foreign trademarks internationally for our name and certain words and phrases that we use in our business, and we rely on copyright laws and licenses to use and protect software and certain other elements of our proprietary technologies.

We enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technologies. In addition, we license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are significantly reliant on proprietary technology and/or licensed technology, including open source software.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Although we rely on intellectual property and proprietary rights, including patents, trademarks, copyrights and trade secrets, as well as contractual protections, in our business, we also seek to preserve the integrity and confidentiality of our intellectual property and proprietary rights through appropriate technological restrictions, such as physical and electronic security measures.

See the section titled "Risk Factors—Risks Related to Our Business" for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Corporate Information

We were founded in 2013 and incorporated in Delaware in on May 29, 2013 under the name NextLine Manufacturing Corp. We changed our name to Xometry, Inc. on June 29, 2015. Our principal executive offices are located at 6116 Executive Boulevard, Suite 800, North Bethesda, MD 20852, and our telephone number is (240) 252-1138. We also maintain websites at www.xometry.com and www.thomasnet.com. Information contained in, or accessible through, our website is not a part of this Annual Report on Form 10-K, and the inclusion of our website address in this Annual Report on Form 10-K is only as an inactive textual reference. We make available on our website, free of charge, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Item 1A. Risk Factors.

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.


Risk Factors Summary


Our business is subject to numerous risks and uncertainties, including those outside our control, that could cause our actual results to be harmed.

- We have incurred net losses in the past, expect to incur net losses in the future and may never achieve or maintain profitability.

- We may not continue to grow on pace with historical rates.

- If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

- Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

- Our growth depends on our ability to attract and retain a large community of buyers and suppliers.

- Our success depends on our ability to deliver products and manufacturing processes that meet the demand of buyers transacting on our marketplace and our ability to adapt to technological changes and improvements.

- If we fail to maintain and improve the quality of our platform, customer support and ancillary services available through our platform, we may not be able to attract and retain buyers and suppliers.

- We provide quality assurance to buyers.

- Our business model involves our agreeing to pricing with a buyer in advance of sourcing the opportunity to a supplier.

- We or our third-party partners or service providers may experience a security breach, including unauthorized parties obtaining access to buyers' confidential information.

- Failure to deal effectively with bad actors engaging on our marketplace or platform could harm our business.

- We may be subject to disputes between buyers and suppliers on our platform.

- We rely on a third-party payment processor to process payments made by buyers and payments made to suppliers.

- We rely on third parties to fulfill buyer orders.

- We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

- We may not be able to rapidly grow our business outside the United States.

- We may not realize all of the anticipated benefits from the acquisition of Thomas because of difficulties related to integration, the achievement of synergies, and other challenges.

- Unstable market and economic conditions, including a global or domestic recession or the fear of a recession, and inflation may have serious adverse consequences on our business, financial condition and share price.

- We are subject to stringent and evolving laws and regulations relating to consumer data privacy and data protection.

- Our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect or enforce them could substantially harm our business, products, services, and brand.

- We could incur substantial costs and other harms as a result of any claim of infringement, misappropriation or other violation of another party's intellectual property or proprietary rights.

- We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

- During our first assessment of internal control over financial reporting, as required under the Sarbanes-Oxley Act of 2002, we identified a material weakness in our internal control over financial reporting that existed as of December 31, 2022. Notwithstanding this material weakness, we confirm that our consolidated financial statements as included in this Annual Report fairly present, in all material respects, our consolidated financial condition as of December 31, 2022 and 2021, and our consolidated results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with US GAAP. Management has implemented remediation steps to address the material weakness and to improve our internal control over financial reporting. If we are unable to remediate this material weakness, or if other control deficiencies are identified, we may not be able to accurately or timely report our financial condition or results of operations in the future.

Risks Related to Our Business

We have incurred net losses in the past, expect to incur net losses in the future and may never achieve or sustain profitability.

We have incurred net losses since our inception in 2013. We incurred a net loss available to common stock holders of $76.0 million in 2022 and, as a result of these losses, we had an accumulated deficit of $249.4 million as of December 31, 2022. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve profitability in future periods or, if we do become profitable, sustain profitability. As a result, we may continue to generate net losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We may not continue to grow on pace with historical rates.

We have grown rapidly over the last several years, but our recent revenue growth rate and financial performance should not be considered indicative of our future performance. During the years ended December 31, 2022, 2021, and 2020, our revenue was $381.1 million, $218.3 million and $141.4 million, respectively. We may also experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of buyers and suppliers who transact on our marketplace, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, failure to realize anticipated revenue growth from our supplier services and the maturation of our business, among others. You should not rely on our revenue or key operational and business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key operational and business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term and decline in the long term. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. If our revenue growth rate declines, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

We have experienced substantial growth in our operations, and we expect to experience continued substantial growth in our business. This growth has placed, and will continue to place, significant demands on our management and our operational infrastructure. Any growth that we experience in the future could require us to expand our sales and marketing personnel and general and administrative infrastructure. In addition to the need to scale our organization, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Rapid and significant growth may strain our administrative and operational infrastructure and could require significant capital expenditures that may divert financial resources from other projects, such as product development. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, and reporting systems and procedures. If we do not effectively manage our growth effectively, such as by failing to implement necessary procedures, transition to new processes or hire necessary personnel, it may be difficult for us to execute our business strategy and our business could be adversely affected.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. You should take into account these risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

- our ability to maintain and grow our community of buyers and suppliers;

- our ability to retain and increase revenue from existing customers;

- the demand for and types of manufacturing processes, capabilities and materials that are sourced on our marketplace to suppliers;

- spending patterns of buyers, including whether those buyers who transact on our marketplace frequently, or for larger services, reduce their use of our marketplace or stop transacting on our marketplace completely;

- timing of large orders on our marketplace;

- the impact of holidays on purchase activity;

- fluctuations in the prices charged to buyers transacting on our marketplace;

- changes to our pricing model;

- our ability to introduce new features and services and enhance our existing platform and our ability to generate significant revenue from new features and services;

- the impact of outages of our platform and associated reputational harm;

- changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results;

- increases in, and timing of, operating expenses that we may incur to grow and expand our business and to remain competitive;

- costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible impairments;

- actual or perceived breaches of, or failures relating to security or data privacy and associated remediation costs;

- litigation, adverse judgments, settlements, or other litigation-related costs;

- developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual property or proprietary rights;

- changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy and data protection, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, import and export controls, global trade, or tax requirements;

- fluctuations in currency exchange rates and interest rates;

- uncertainties regarding the effect of general economic, business and market conditions, including inflationary pressures, general economic downturn or recession, market volatility, increasing interest rates and changes in monetary policy;

- political unrest, changes and uncertainty associated with terrorism, hostilities and war, including the ongoing conflict between Russia and Ukraine, and sanctions imposed against Russia by the international community;

- general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future; and

- natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the ongoing COVID-19 pandemic and other public health crises.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, the trading price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our growth depends on our ability to attract and retain a large community of buyers and suppliers, and the loss of our buyers and suppliers, or failure to attract new buyers and suppliers, could materially and adversely affect our business, financial condition, and results of operations.

We derive a majority of our revenue from sales to buyers transacting on our marketplace seeking sophisticated manufacturing solutions. The size and diversity of our community of buyers and suppliers is critical to our success. Over the past few years, we have experienced strong growth in the number of buyers and suppliers transacting on our marketplace, including the number of active buyers, but we do not know whether we will be able to achieve similar growth rates in the future. Suppliers have alternative ways of marketing their services and finding buyers, including meeting and contacting prospective buyers through other platforms or marketplaces, advertising to prospective buyers online or offline through other methods, or interacting directly with a business. Buyers also have other ways to find suppliers, such as engaging suppliers directly, finding suppliers through other online or offline platforms or marketplaces. Buyers and suppliers may also source connections through our Thomasnet platform. Additionally, buyers may use in-house manufacturing processes. Use of these other options available to buyers and suppliers may make our marketplace less attractive to them and could lead to decreased use of our marketplace, which could result in a decrease in revenue. In addition, a decrease in engagement from buyers, including due to a general decrease in spending, could diminish the network effects that results from expanding the number of buyers within a particular account, or decrease the attractiveness of our marketplace to suppliers. If we fail to attract new buyers and suppliers or our existing buyers or suppliers decrease their use of or cease using our marketplace, the breadth and diversity of manufacturing processes offered on our marketplace may be reduced, or the quality of products manufactured by suppliers transacting on our marketplace is not satisfactory to buyers, buyers and suppliers may decrease their use of our marketplace.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality suppliers and increase the quantity, quality and diversity of manufacturing processes, including with respect to technique and materials, offered on our marketplace. In addition, our AI-enabled instant quoting engine provides price quotes for buyers and offers the opportunity to fill buyer orders at a different price to suppliers. The prices quoted must appeal to both buyers and suppliers; if the quoted prices are unattractive to either buyers or suppliers, we could incur losses on certain orders, or buyers or suppliers could decrease their activity or stop transacting on our marketplace. A key factor in attracting and retaining suppliers, in turn, is maintaining and increasing the number and diversity of buyers transacting on our marketplace. Achieving growth in our community of buyers and suppliers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in growth in our community of buyers and suppliers.

Buyers or suppliers can stop transacting on our marketplace at any time. Buyers or suppliers may stop transacting on our marketplace if the quality of their experience on our platform, including our support capabilities in the event of a problem, or the quality of the manufactured product, does not meet expectations or keep pace with the quality of the user experience generally offered by competitors or manufactured parts sourced through other means. Buyers or suppliers may also stop transacting on our marketplace if they perceive that our pricing is not in line with competitors. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new buyers or new suppliers or fail to maintain existing buyers and existing suppliers, our revenue may grow more slowly than expected, or decline, and our business, financial condition, and results of operations could be materially and adversely affected.

Our success depends on our ability to deliver products and manufacturing processes that meet the demand of buyers transacting on our marketplace and our ability to adapt to technological changes and improvements.

Our business may be affected by changes in buyer requirements and preferences, including as a result of decreased consumer demand for products, supplier manufacturing processes, availability of manufacturing materials and machinery, rapid technological change, and the emergence of new standards and practices, any of which could render our marketplace less attractive, uneconomical or obsolete. To the extent that our buyers' demand for manufacturing decreases significantly for any reason, including because of shifting consumer preferences, it would likely have a material adverse effect on our business, financial condition, and results of operations and harm our competitive position. In addition, computer-aided design simulation and other technologies may reduce the demand for physical parts. Therefore, we believe that to remain competitive, we must continually expend resources to enhance and improve our technology and ability to provide buyers with traditional and emerging manufacturing processes.

In particular, we plan to expand the network of suppliers transacting on our marketplace to increase the number of suppliers available to fulfill orders, ensure production quality, expand upon the manufacturing processes, techniques and materials available to buyers, and continue to develop industry playbooks to offer increasingly customized solutions and serve additional industries over time. We believe successful execution of this part of our business plan is critical for our ability to grow our business and differentiate ourselves from our competition, and there are no guarantees we will be able to do so in a timely fashion, or at all. There are no guarantees that the resources devoted to executing on this aspect of our business plan will improve our business and operating results or result in increased demand for our offerings. Failures in this area could adversely impact our operating results and harm our reputation and brand. Even if we are successful in executing in these areas, our industry is subject to rapid and significant technological change, and our competitors may develop new technologies, processes and capabilities that are superior to ours.

Any failure to properly meet the needs of buyers and suppliers or respond to changes in our industry on a cost-effective and timely basis, or at all, would likely have a material adverse effect on our business, financial condition, and results of operations and harm our competitive position.

If we fail to maintain and improve the quality of our platform, customer support and ancillary services available through our platform, we may not be able to attract and retain buyers and suppliers.

To satisfy both buyers and suppliers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform and transact on our marketplace more frequently. This includes improving our technology to optimize pricing and lead-time tools, improving upon and introducing new supplier products and services, like our Thomasnet platform, Xometry Pay and the Xometry Advance Card, improving upon and introducing new design guides and industry playbooks, expanding the availability of suppliers to additional geographic and industry segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our buyers and suppliers depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform and the needs of buyers and suppliers transacting on our marketplace. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform and marketplace to existing and prospective users.

In addition, we need to continue to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new seller products and services and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users' evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners' technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, financial condition and results of operations could be materially and adversely affected.

Our platform is dependent on our AI-enabled instant quoting engine. If pricing, lead time or other aspects of a quote to buyers either do not meet such buyer's expectations or prove to be incorrect, our business, financial condition and results of operations could be materially and adversely affected.

We provide quality assurance to buyers.

Our customer agreement with buyers provides that we will manufacture their order in accordance with their specifications. Whether or not the order is ultimately supplied by a supplier, in the event that a buyer deems that an order does not conform to its specifications, we agree to replace the order. Our standard customer agreement allows buyers three days to specify non-conformance; however, the duration of our warranty varies by contract, and in some cases, we may be responsible for replacing non-conforming orders for longer periods. While we require suppliers to meet certain quality standards before offering their services on our marketplace and provide operational support to our buyers and suppliers, such efforts may not prevent us from losses due to poor quality of parts manufactured for our buyers.

Our business model involves our agreeing to pricing with a buyer in advance of sourcing the opportunity to a seller. We are at risk that the price a buyer pays us may be less than the cost we ultimately pay a seller.

Buyers transacting on our marketplace enter into our customer agreement, which provides that we will manufacture their order in accordance with their specifications. In addition, our AI-enabled instant quoting engine provides a prospective buyer with pricing, design feedback and proposed shipping dates prior to our sourcing the manufacturing opportunity to a supplier with requisite manufacturing process. From time to time, we may quote buyers prices that are lower than the cost we agree with a supplier. If our platform is unable to find a supplier to source a manufacturing opportunity from a particular buyer at below the price we quote such buyer, or at all, our results of operations may be materially and adversely affected.

It may be difficult for us to comply with non-standard contract terms with our customers.

Customers, including large customers with substantial negotiating and purchasing power, may request that we use their internally-prepared purchase order forms or agree to terms and conditions for purchases that include terms that affect the amount or timing of or our ability to recognize revenue, increase our costs, increase our liability or are otherwise inconsistent with our standard documentation. If we are required to agree to these requests in order to do business with such customers, it may increase our cost of complying with such terms or we may not be able comply with such terms at all, in which case our relationship with the affected customer may be negatively impacted.

We or our third-party partners or service providers may experience a security breach, including unauthorized parties obtaining access to buyers' confidential information, personal or other data, or any other data privacy or data protection compliance issue. Any such security breach may harm our reputation and brand, and may expose us to liability.

Our business involves the collection, storage, processing, transmission and other use of proprietary, confidential and personal data of buyers and suppliers and other parties, as well as the use of third-party partners and service providers who collect, store, process, transmit and otherwise use such data. In particular, our platform stores and transmits to suppliers confidential buyer information, including the intellectual property in their part designs and other sensitive data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. In addition, a security breach or incident that we or our third-party partners or service providers experience could result in unauthorized access to, misuse of, or unauthorized acquisition of such data, the loss, corruption, or alteration of such data, interruptions in our operations, damage to our computers or systems or those of our platform's users, or the loss of access to our systems by us or our buyers and suppliers.

Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability in various jurisdictions, including under applicable data privacy and security laws and regulations. An increasing number of online platforms have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their networks or services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners and service providers may be unable to anticipate these techniques or implement adequate preventative measures. Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents.

If an actual or perceived breach of security of our networks or systems or those of any of our third-party partners' or service providers' security occurs, public perception of the effectiveness of our security measures and brand could be severely harmed, and we could lose buyers, suppliers or third-party partners. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, intentional, accidental or negligent actions by employees or contractors. Any compromise of our or our third-party partners' or service providers' security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability, in all cases that may not always be covered by our insurance, in whole or in part. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures. Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents, including, potentially, payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us) that result in the unauthorized access of buyers' confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Our and our third-party partners' along with those of our service may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party partners or service providers, as well as similar disruptions that could make all or portions of our platform unavailable for periods of time. We cannot provide assurances that the various antivirus and computer protection software that we currently employ in our operations will in all cases successfully prevent hacking or the transmission of any computer virus or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential or sensitive data, interruptions in access to our website through the use of "denial of service" or similar attacks and other material adverse effects on our operations. Significant unavailability of our platform due to attacks could cause users to cease using our platform and transacting on our marketplace. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for expenses or liabilities actually incurred or will continue to be available to us on reasonable terms, or at all. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Failure to deal effectively with bad actors engaging on our marketplace or platform could harm our business.

We have adopted policies and procedures that are intended to ensure compliance with law, including, for example anti-corruption, anti-money laundering, export control, and trade sanctions requirements, and we have measures in place to detect and limit the occurrence of illegal activity on our marketplace. However, those policies, procedures, and measures may not always be effective. Further, the measures that we use to detect and limit the occurrence of illegal activity will require significant investment and resources, particularly as our marketplace increases in public visibility and we increase the number of buyers and suppliers engaging on our marketplace. Regulations requiring marketplaces to detect and limit illegal activities are increasing. Our measures may not always keep up with these changes.

We may suffer reputational harm for actual or perceived bad acts or actual or perceived illegal activities of buyers and suppliers on our marketplaces, particularly related to factory or other workplace conditions. Failure to limit the impact of actual or perceived illegal activity on our marketplace, could subject us to penalties, fines, other enforcement actions and expenses, significant reputation harm and our business, financial condition, and results of operations could be adversely affected.

We rely upon third-party service providers to perform certain compliance services. If we or our service providers do not perform adequately, our compliance tools may not be effective, which could increase our expenses, lead to potential legal liability, and negatively impact our business.

We may be subject to disputes between buyers and suppliers on our platform.

Our business model involves, in part, connecting buyers to suppliers who fulfill orders on our marketplace. It is possible that disputes may arise between buyers and suppliers with regard to the terms of orders, payment, confidentiality, work product and intellectual property ownership and infringement, misappropriation or other violation. While we are not parties to such contracts, we cannot guarantee that we will not be involved in disputes among buyers and the suppliers with whom we pair. If these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting the relationships between buyers and such suppliers, claims may be brought against us directly as a result of these disputes, or the parties may involve us in claims filed against each other. Even if these claims do not result in litigation or are resolved expediently, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and result in unexpected expenses.

We rely on a third-party payment processor to process payments made by buyers and payments made to suppliers, and if we cannot manage our relationship with such third party and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We rely on a third-party payment processor, Stripe, to process payments made by buyers and payments made to suppliers. We also rely on Stripe for certain financial service offerings, an integrated payment processing tool for suppliers available through our platform, and the Xometry Advance Card. Under our commercial agreements with Stripe, Stripe may terminate the relationship with 120 days' advance notice. If Stripe terminates its relationship with us or refuses to renew its agreements with us on commercially reasonable terms, or at all, we would be required to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by Stripe may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, make timely payments to suppliers, or decrease the use of Xometry Pay or the Xometry Advance Card, any of which could disrupt our business for an extended period of time, make our platform less convenient, trustworthy and attractive to users, and adversely affect our ability to attract and retain qualified buyers and suppliers.

Most payments by our buyers are made by credit card or debit card or through third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to buyers who may be subject to additional regulations and risks. We also receive payments in the form of bank checks, Fed wires or ACH. As a result, we are also subject to a number of other laws and regulations relating to the payments we accept from our buyers, including with respect to money laundering, money transfers, privacy, and information security. If we fail to, or are alleged to fail to, comply with applicable rules and regulations, we may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines and/or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make our platform less convenient and attractive to users. We also rely on data provided by Stripe for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, our business, financial condition, and results of operations could be materially adversely affected.

Further, if we are deemed to be a money transmitter as defined by applicable law, we could become subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies that may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our third-party payment processor requires us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if we violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We are required to comply with payment card network operating rules.

Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Our removal from networks' lists of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated has in the past required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to deliver buyer orders.

We rely on continued and unimpeded access to postal services and shipping carriers for us or our suppliers to deliver manufactured parts reliably and timely to buyers. From time to time, the postal services and shipping carriers have experienced increased delays in delivery of their goods, due to economic, geopolitical and other factors. If shipping delays or interruptions occur, or if shipping rates increase significantly, our suppliers may have increased costs, and/or our buyers may have a poor purchasing experience and may lose trust in our marketplace, which could negatively impact our business, financial condition, and results of operations.

We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

The manufacturing market is fragmented and highly competitive. We compete for buyers with a wide variety of manufacturers. Some of our current and potential competitors include captive in-house product lines, parts manufacturers, and other marketplaces for manufacturing services. Moreover, some of our existing and potential competitors are researching, designing, developing and marketing new manufacturing technologies and capabilities that may compete with or provide alternatives to our platform or our marketplace. We also expect that future competition may arise from the development of technologies that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop our capabilities and from improvements to existing technologies. Furthermore, our competitors may attempt to adopt and improve upon key aspects of our business model, such as development of technology that automates much of the manual labor conventionally required to quote and manufacture parts, implementation of interactive web-based and automated user interface and quoting systems and/or building scalable operating models specifically designed for efficient production. We may, from time to time, establish alliances or relationships with other competitors or potential competitors, and our competitors may also be suppliers transacting on our marketplace. To the extent companies terminate such relationships and establish alliances and relationships with our competitors, our business could be harmed.

Existing and potential competitors may have substantially greater financial, technical, marketing and sales, manufacturing, distribution and other resources and name recognition than us, as well as more substantial intellectual property portfolios and experience and expertise in intellectual property rights and operating within certain international locations, any of which may enable them to compete effectively against us.

Though we plan to expend resources to develop new technologies, processes and capabilities, we cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. Our challenge in developing new manufacturing processes is finding capabilities for which our marketplace offers an attractive value proposition. If we do not keep pace with technological change and introduce new technologies, processes and capabilities, the demand for our platform and transacting on our marketplace may decline and our business, financial condition, and results of operations may suffer.

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions, adding buyers in additional countries, and providing our platform in additional languages. Expansion into new markets or countries may not be successful. In addition, our legal, accounting, financial compliance and other administrative costs will increase as we expand internationally. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion requires investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

- recruiting, training and retaining talented and capable employees outside of the United States, Europe and Asia, and maintaining our company culture across all of our offices;

- providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are relevant in different countries;

- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, labor and employment, consumer protection and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

- operating in jurisdictions that do not protect intellectual property rights or other proprietary rights to the same extent as does the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform and operate our marketplace in certain international markets;

- political and economic instability, including that related to the conflict between Russia and Ukraine;

- fluctuations in currency exchange rates;

- potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

- higher costs of doing business internationally, including increased legal, financial compliance, accounting, travel, infrastructure and other administrative costs.

We may be unable to keep current with changes in laws and regulations. Although we strive to comply with all applicable laws and regulations and are in the process of implementing policies and procedures designed to support compliance with such laws and regulations, there can be no assurance that we will always be in full compliance or that all of our employees, contractors, partners and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations and financial condition could be materially and adversely affected.

Geopolitical instability outside of the U.S. may adversely impact the U.S. and global economies.

In February 2022, Russia invaded Ukraine and the ensuing conflict has continued into 2023. In response, the U.S. government and other countries have imposed punishing sanctions against Russia, including significant restrictions on most companies' ability to do business in Russia. The invasion of Ukraine and any retaliatory measures taken by the United States and other countries could threaten global security and result in further regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business and the price of our Class A common stock.

We have contractors in Ukraine, Belarus and Russia. To the extent there are losses of life, disruptions to internet connectivity, or interruptions to banking payment systems, we and our employees could be adversely impacted.

It is not possible to predict the broader or longer-term consequences of the conflict in Ukraine, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates, the price and availability of energy and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to continue expanding our operations internationally and to otherwise generate revenues and attract buyers and suppliers internationally. In addition, a significant escalation or expansion of economic disruption or the conflict's current scope could have a material adverse effect on our business, results of operation, financial condition and growth prospects.

Unstable market and economic conditions, including a global or domestic recession or the fear of a recession, may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, Russia's ongoing incursion into Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. In addition, rising inflation and other macroeconomic pressures in the United States and the global economy could exacerbate extreme volatility in the global capital markets and heighten unstable market conditions. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets continue to deteriorate, including as a result of political unrest, war or a global or domestic recession or the fear thereof, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation also could increase our customers' operating costs, which could result in reduced marketing budgets for our customers and potentially less demand for our platform. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

Our business depends on users' access to our platform via a personal computer or mobile device and the Internet. We enable suppliers to access our platform via a mobile browser, which we believe is important to the growth of our business by adding suppliers to our marketplace and enabling faster supplier response times to orders. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of

18

users' ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Interruptions to or other problems with our website and platform, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability, consistency, integrity, security and availability of our websites, marketplace and platform, information technology systems, and other operations are critical to our reputation and brand, and to our ability to effectively service buyers and suppliers. Any interruptions or other problems that cause any of our websites, marketplace, platform or information technology systems to malfunction or be unavailable, or negatively impact our operations, may damage our reputation and brand, result in lost revenue, cause us to incur significant costs seeking to remedy the problem and otherwise substantially harm our business and results of operations.

A number of factors or events could cause such interruptions or problems, including: human and software errors, hackers, viruses, malware or other malicious activity, design faults, bugs, challenges associated with upgrades, changes or new facets of our business, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, supply chain attacks, exploitation of vulnerabilities in our network or platform, contract disputes, labor strikes and other workforce-related issues, capacity constraints due to an unusually large number of users accessing our websites or ordering parts at the same time, and other similar events. Our buyers come to us in part for our instant pricing capabilities and that feature is often of critical importance to these buyers. We are dependent upon our facilities, in which we house computer hardware necessary to operate our websites and systems as well as managerial, customer service, sales, marketing and other similar functions, and we have not identified alternatives to these facilities or established fully redundant systems in multiple locations. We also utilize cloud computing and server capabilities with respect to each of our operations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and therefore preventing, identifying and rectifying problems with these aspects of our systems is to a large extent outside of our control.

Moreover, the business interruption insurance that we carry may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in the use of our marketplace or platform and delivery of parts as a result of system failures. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We are subject to stringent and evolving laws and regulations relating to consumer data privacy and data protection, and any actual or perceived failure by us to comply with such laws and regulations or our privacy policies could materially and adversely affect our business.

We receive, collect, store, process, transfer and otherwise use personal data and other sensitive data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data, including personally identifying or other sensitive data. Our collection, storage, processing, transfer and other use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws or misinterpretations of such laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal data and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy and information policies and contractual or other obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found to be in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected, and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to and connect buyers and suppliers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, our solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR further implemented through binding guidance by the European Data Protection Board (and supplemented by national laws in individual EU member states), applies extra-territorially, imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance. The GDPR created new compliance obligations applicable to our business and users, including obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data. The GDPR has caused us to change, and we may in the future need to make further changes to, our business practices, and includes significant financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). We have taken steps to comply with the GDPR, but this is an ongoing compliance process. This may be onerous and if our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, or are perceived to be unsuccessful, it could adversely affect our business in the EU.

Additionally, California passed the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA provides data privacy rights for consumers and operational requirements for companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them and the right to request deletion of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, became effective on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA's private right of action and provide for increased penalties for CPRA violations concerning California residents under the age of 16. Given its nascency, we cannot yet predict the full impact of the CPRA on our business or operations, but it may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, the CCPA, CPRA and other legal and regulatory changes are making it easier for certain individuals to opt out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission ("FTC") with respect to data privacy issues under Section 5 of the FTC Act's unfair and deceptive acts framework, as well as contemplated data privacy statutes and regulations in many states as well as at the federal level. Current pending or future proposed legislation may result in changes to the current regulatory landscape, including enforcement measures and sanctions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our buyers, suppliers or third-party partners to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our marketplace and platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our buyers, suppliers or third-party partners to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user's personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user's personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes could adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet and e-commerce that are frequently evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet and e-commerce, or other online services, and increase the cost of operating our platform or operating our marketplace online, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access, and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, as we continue to expand internationally, it is possible that foreign government entities may seek to censor content available on our website or mobile application or may even attempt to block access to our website or mobile application. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Growth of our business will depend on a strong reputation and brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of buyers and suppliers and our ability to increase their level of engagement.

We believe that building a strong reputation, identity and brand are critical to our ability to attract and retain buyers and suppliers and increase their engagement with our platform and transactions on our marketplace, and will only become more important as competition in our industry intensifies. Successfully obtaining, maintaining, protecting, and enhancing our reputation and brand and increasing network effects of engagement on our platform and transactions on our marketplace will depend on the success of our sales and marketing efforts, our ability to provide consistent, high-quality services and support, and our ability to successfully secure, maintain, defend and enforce our intellectual property or other proprietary rights to use the "Xometry" mark, our logo, and other trademarks important to our brand, as well as a number of other factors, many of which are outside our control. We believe that our sales and marketing initiatives have been critical in promoting awareness of the products and services available to suppliers on our platform and buyers organically expanding their accounts by adding more users and service, but future marketing efforts may not be successful or cost-effective. Our buyers' preferences may change from time to time. In addition, to expand our buyer base, we must appeal to new buyers who may have historically used other manufacturing methods.

Our reputation, brand, and ability to build trust with existing and new buyers and suppliers may be adversely affected by complaints and negative publicity about us, our buyers or our suppliers, even if factually incorrect or based on isolated incidents. Negative perception of our platform, marketplace or company may harm our reputation, brand, and network effects, including as a result of:

- complaints or negative publicity about us, our platform, our marketplace, our buyers, our suppliers, or our policies and guidelines, including our pricing model;

- price quote, production, lead time or shipping delays;

- real or perceived manufacturing or quality control inadequacies;

- fraud;

- illegal, negligent, reckless, or otherwise inappropriate behavior by buyers, suppliers or third parties;

- a failure to provide suppliers with a sufficient level of orders or repeat business;

- a failure to offer buyers or suppliers competitive pricing and lead times;

- a failure to provide a range of manufacturing processes sought by buyers;

- a failure to provide manufacturing processes that limit environmental harm;

- actual or perceived disruptions to or defects in our platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact the reliability of our services, as discussed elsewhere in this "Risk Factors" section;

- litigation over, or investigations by regulators into, our company or the industry in which we operate;

- buyers' or suppliers' lack of awareness of, or compliance with, our policies;

- changes to our policies that users or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;

- a failure to comply with legal, tax, and regulatory requirements, as discussed elsewhere in this "Risk Factors" section;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory support experiences;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

- negative responses by buyers or suppliers to new services or manufacturing processes available on our marketplace;

- a failure to register or to prevent infringement, misappropriation or other violation of our trademarks;

- perception of our treatment of buyers and suppliers and our response to buyer or seller sentiment related to political or social causes or actions of management; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

Our company culture and values have contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

- failure to further our diversity efforts with respect to our leadership team and our offerings;

- the increasing size and geographic diversity of our workforce;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

Any failure to offer high-quality support may harm our relationships with buyers and suppliers and could adversely affect our business, financial condition, and results of operations.

Our ability to attract and retain buyers and suppliers is dependent in part on our ability to provide high-quality support. Buyers and suppliers depend on our support organization to resolve any issues relating to our platform or transactions on our marketplace. In particular, our operational support team is critical to delivering manufactured parts to buyers timely and in accordance with their orders. We rely on third parties to provide some support services and our ability to provide effective support is partially dependent on our ability to attract and retain third-party software to enable and optimize our support functions. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, as we continue to grow our international business and the number of international users on our platform and transacting on our marketplace, our support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform, marketplace and business, our financial condition, and results of operations.

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, import and export controls, privacy and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online marketplaces. As our marketplace's geographical scope expands, regulatory agencies or courts may claim that we, or our buyers or suppliers, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and suppliers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and, in particular, companies engaged in dealings with independent contractors or payments. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. In the past, we have received letters from certain jurisdictions indicating that we are required to pay taxes based on having certain minimum contacts in such jurisdictions. We may become subject to taxation in additional jurisdictions in the future.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

We do business worldwide, which requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investments.

In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, the State Department's Directorate of Defense Trade Controls, or DDTC, and the Bureau of Industry and Security, or BIS, of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA's prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of anti-bribery and anti-corruption laws in some jurisdictions extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which we may operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S. could increase the risk of FCPA, OFAC or other similar violations in the future.

As an exporter, we must comply with various laws and regulations relating to the export of products and technology from the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws include the International Traffic in Arms Regulations, or ITAR, administered by the DDTC, the Export Administration Regulations, or EAR, administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called "dual use" items, and ITAR governs military items listed on the United States Munitions List. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our parts, and repeat failures could carry more significant penalties.

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection.

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in material compliance with applicable environmental laws and regulations; however, there is no guarantee that we comply with all applicable environmental laws and regulations, and as a result, we may incur costs associated with noncompliance, investigation, remediation, and operation and maintenance costs associated with environmental compliance. The cost of such compliance may increase over time, particularly as we expand our business into new jurisdictions.

Our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect or enforce them could substantially harm our business, products, services and brand.

Our trade secrets, trademarks, copyrights, patents, and other intellectual property and proprietary rights are critical to our success. We rely on, and expect to continue to rely on, a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret, and patent rights, to protect our brand, proprietary technology and other intellectual property rights. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. We regard the protection of our current or future trade secrets, copyrights, trademarks, trade dress, databases, domain names and patents as critical to our success.

We strive to protect our intellectual property and proprietary rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to obtain, maintain, protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States.

Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of monitoring, defending and enforcing those rights. We routinely apply for patents in the U.S. and internationally to protect innovative ideas embodied in our technology, but we may not always be successful in obtaining patent grants from these applications. Moreover, there is no assurance that any resulting patent rights will adequately protect our intellectual property or provide us with any competitive advantages. We also pursue registration of trademarks, and domain names in the United States and in certain jurisdictions outside of the United States and may pursue registrations of copyrights in the future, but doing so may not always be successful or cost-effective. We may be unable to prevent third parties from acquiring trademarks and domain names that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be challenged, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in our trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in our trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are otherwise damaged, we may not be able to use our trademarks to commercialize our products and services in certain relevant jurisdictions.

Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every jurisdiction. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States. Third parties may challenge our use of our trademarks, oppose our trademark applications or otherwise impede our efforts to protect our intellectual property in certain jurisdictions. We may encounter similar challenges in other international jurisdictions as we expand our business. In the event that we are unable to register our trademarks in certain jurisdictions, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

Our competitors and others could attempt to capitalize on our brand recognition by using domain names or business names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Effective trade secret, copyright, trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming.

Our intellectual property rights may be infringed, misappropriated, violated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We may not be able to detect infringement misappropriation or unauthorized use of our intellectual property rights, and defending or enforcing our intellectual property rights, even if successfully detected, prosecuted, enjoined or remedied, could result in the expenditure of significant financial and managerial resources. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits and adversarial proceedings such as oppositions, inter partes review, post-grant review, re-examination or other post-issuance proceedings, that attack the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. If we fail to maintain, protect and enhance our intellectual property rights, our business may be harmed, and the market price of our Class A common stock could decline.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. Further, our competitors could independently develop technology similar to our unpatented proprietary information and technology, which could cause us to lose any competitive advantage resulting from this intellectual property. Agreements restricting the use and disclosure of unpatented proprietary information may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering a platform, products or services that are substantially similar to ours and that compete with our business.

Our competitors may also independently develop similar technology that does not infringe on or misappropriate our intellectual property rights. The laws of some foreign countries do not protect, or may not be as protective, of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our intellectual property rights may be contested, circumvented or found unenforceable or invalid, in whole or in part, and we may not be able to prevent third parties from infringing, misappropriating, diluting or otherwise violating them. Our failure to meaningfully protect our intellectual property could result in competitors offering solutions that incorporate our most technologically advanced features, which could seriously reduce demand for our products and services.

Additionally, our intellectual property rights and other confidential business information are subject to risks of compromise or unauthorized disclosure if our security measures or those of our third-party service providers are unable to prevent cyber-attacks. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

In order to protect and monitor for infringement, misappropriation or other violation of our intellectual property and proprietary rights, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We could incur substantial costs and other harms as a result of any claim of infringement, misappropriation or other violation of another party's intellectual property or proprietary rights.

Whether merited or not, we may face claims of intellectual property infringement allegations and claims from individuals or companies, including such parties who have acquired or developed patents in the fields of injection molding, CNC machining, 3D printing, sheet metal fabrication, or other manufacturing processes for products manufactured by suppliers transacting on our marketplace, or technologies for automatically calculating pricing information for products manufactured according to such techniques. We may also be subject to claims from individuals or companies asserting that we are liable for alleged violations of intellectual property rights associated with parts created for buyers. Any claims that such products, processes or parts infringe, misappropriate or otherwise violate the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and as a result, could have a material and adverse effect on our business.

Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement, misappropriation or other violation and attempting to extract settlements from companies like ours. We may also face allegations that our employees have infringed, misappropriated or otherwise violated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing, misappropriating or otherwise violating patents or other intellectual property or proprietary rights have merit, such claims can be time-consuming, divert management's attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed, misappropriated or otherwise violated technology, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore harm our business.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

- make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages and attorneys' fees if we are found liable for willful infringement;

- obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or

- redesign the allegedly infringing, misappropriating or otherwise violating offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

We have acquired, and may in the future seek to acquire or invest in, additional businesses, products or technologies that we believe could complement or expand our marketplace, enhance the technical capabilities, products and services available on our platform, or otherwise offer growth opportunities. The success of any acquisition will depend upon several factors, including our ability to: identify and cost-effectively structure and acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; and retain and motivate key personnel.

The process of integrating an acquired company, business or technology may create unforeseen operating challenges, risks and expenditures, including that the acquisitions do not advance our corporate strategy, that we get an unsatisfactory return on our investment, that the acquisitions distract management, or that we may have difficulty: (i) integrating an acquired company's accounting, financial reporting, management information and information security, human resource and other administrative systems to permit effective management; (ii) integrating the controls, procedures and policies at companies we acquire into our internal control over financial reporting; and (iii) transitioning the acquired company's operations, suppliers and customers to us. It may take longer than expected to realize the full benefits from these acquisitions, such as increased revenue, enhanced efficiencies or increased market share, or the benefit may ultimately be smaller than we expected. Moreover, if any of our acquisitions or investments increase our international operations, it would expose us to additional risks relating to operating outside the United States, including increased operational and regulatory risks. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business generally. If an acquired business, product or technology fails to meet our expectations or results in unanticipated costs and expenses, our business, financial condition and results of operations may suffer.

In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition, and results of operations may be materially and adversely affected. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

Acquisitions could also result in dilutive issuances of equity or equity-linked securities, the use of our available cash, or involve us taking on debt or give rise to new liabilities, whether to fund the upfront purchase price of the transaction or deferred or contingent payments we agree to as part of the transaction.

Natural or man-made disasters affecting the manufacturing facilities of our suppliers or of our facilities could materially and adversely affect our business, financial condition, and results of operations.

Suppliers manufacture orders in a number of geographic locations; however, these facilities and the manufacturing equipment used would be costly to replace and could require substantial lead time to repair or replace. Such facilities and manufacturing equipment may be harmed by natural or man-made disasters, including, without limitation, earthquakes, floods, tornadoes, fires, hurricanes, tsunamis and nuclear disasters.

In the event any of our suppliers' facilities or manufacturing equipment are affected by a disaster, suppliers may:

- be unable to meet the shipping deadlines of our buyers;

- experience disruptions in our ability to process orders, manufacture and ship orders;

- be forced to rely on third-party manufacturers or otherwise fail to fulfill orders of our buyers; or

- be unable to source materials required for orders.

In the event of any of our facilities are affected by a disaster, we may:

- experience disruptions in our ability to process orders, provide sales and marketing support and customer service, and otherwise operate our business, any of which could negatively impact our business; or

- need to expend significant capital and other resources to address any damage caused by the disaster.

Any disruption as a result of natural or man-made disaster strikes of the manufacturing facilities of our suppliers or of our facilities, we may lose buyers, damage our brand and reputation, and we may be unable to regain those buyers or fail to attract new buyers.

Although we possess insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all, nor will it address the impact that a disruption of suppliers' facilities or manufacturing equipment may cause. Furthermore, certain of our manufacturing partners may not possess adequate insurance coverage for damage incurred at their facilities which affects parts for our buyers.

We depend upon talented employees to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

We believe our success has depended, and our future success depends, in part on the efforts and talents of our senior management, including Randolph Altschuler, our Co-Founder and Chief Executive Officer. There can be no assurance that the services of any employee will continue to be available to us in the future.

To maintain and grow our business, we will need to continue to identify, attract, hire, develop, motivate, and retain highly skilled employees. This requires significant time, expense, and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel in our business sector is intense, particularly in the Washington D.C. metropolitan area where our headquarters is located. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. Additionally, potential changes in U.S. immigration policy may make it difficult to renew or obtain visas for any highly skilled foreign personnel that we have hired or are actively recruiting. Furthermore, our international expansion and our business in general may be materially adversely affected if legislative or administrative changes to applicable immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where the work is to be performed. If we cannot add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects may be harmed.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. It is possible that our management team may experience challenges managing the significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors applicable to public companies. These obligations require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

Changes in, or in the interpretation of, tax rules and regulations may impact our effective tax rate and future profitability.

We are a multinational company based in the United States and subject to tax in multiple tax jurisdictions, both domestic and abroad. Our future effective tax rates could be adversely affected by changes in statutory tax rates or in the interpretation of tax rules and regulations in jurisdictions in which we do business, changes in the amount of revenue or earnings in countries with varying statutory tax rates, obligations to pay sales, use, value-added, goods and services and similar taxes in jurisdictions in which we do not currently pay such taxes, or changes in the valuation of our deferred tax assets and liabilities.

In addition, we may be subject to audits and examinations of previously filed tax returns by the Internal Revenue Service, or IRS, and other domestic and foreign tax authorities. We regularly assess the potential impact of such examinations to determine the adequacy of our provision for income and other taxes. We believe such estimate to be reasonable, but there is no guarantee that will be the case.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we have net operating loss ("NOL") carryforwards for U.S. federal income tax purposes, and similar state amounts, of approximately $224.6 million available to reduce future income subject to income taxes before limitations. Of the total loss carryforward available, approximately $58.4 million of net operating losses were attributable to the acquisition of the Company's wholly owned subsidiary Thomas Publishing. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. During 2022, management completed its evaluation of any limitations on the ability of the Company to utilize the Thomas subsidiary net operating loss carryforward of $58.4 million. As a result of this evaluation, management has determined that the annual limitation, as determined under Section 382 of the Internal Revenue Code, would not prevent the Company from utilizing the net operating losses before expiration to the extent the Company is able to generate sufficient future taxable income.

Under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain an almost full valuation allowance against our U.S. NOLs, these changes will not have a significant impact our balance sheet as of December 31, 2022. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2020.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our Consolidated Balance Sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill, indefinite-lived and definite-lived intangible assets for impairment each year, or more frequently if circumstances suggest an impairment may have occurred. We have concluded that there were no impairments of goodwill, indefinite-lived or definite-lived intangibles in 2022. If we determine that a significant impairment has occurred in the value of our intangible assets, right of use assets or fixed assets in 2023 or beyond, we could be required to write off a portion of our assets, which could adversely affect our consolidated financial condition or our reported results of operations.

Our use of "open source" software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our products and services, and we expect to continue to incorporate open source software in our offerings in the future. Some open source software licenses contain certain requirements, including requirements that we make available source code for modifications or derivative works we create based upon, incorporating, linking to or using the open source software (which could include valuable proprietary code), and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine and/or distribute our proprietary software with open source software in certain manners, for reduced or no cost. Although we monitor our use of open source software, we do not have a formal open source policy and we cannot be sure that all open source software is reviewed prior to use in our proprietary software, that our programmers have not incorporated open source software into our proprietary software, or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solutions to our clients. In addition, the terms of open source software licenses may require us to provide software that we develop, using such open source software, to others, including our competitors, on unfavorable license terms.

As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our technology, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or at all, or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our offerings that contain the open source software and required to comply with onerous conditions or restrictions on these offerings, which could disrupt the distribution and sale of these offerings. In addition, the licensors of such open source software may provide no warranties or indemnities with respect to such claims. In any of these events, we and our buyers could be required to seek licenses from third parties in order to continue offering or utilizing our platform, products and solutions, which may not be available on reasonable terms or at all. We and our buyers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend and subject us to injunctions, payments for damages and other liabilities and obligations. Some open source projects provided on an "as-is" basis have known or unknown vulnerabilities and architectural instabilities which, if not properly addressed, could negatively affect the performance of any offering incorporating the relevant software. Any of the foregoing could result in lost revenue, require us to devote additional research and development resources to re-engineer our solutions, cause us to incur additional costs and expenses, and result in customer dissatisfaction and damage to our reputation, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services, or AWS, a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that AWS' or any other third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners' business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform's continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of or relationship with AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Our failure to meet our buyers' price expectations would adversely affect our business and results of operations.

Demand for manufactured products is sensitive to price. We believe our algorithmic pricing tool has been an important factor in our results to date. Therefore, changes in our pricing strategies could have a significant impact on our business and ability to generate revenue. If we fail to meet our buyer's price expectations with respect to any given order, demand for our platform could be negatively impacted and our business and results of operations could suffer.

Our business depends in part on our ability to process a large volume of new part designs from a diverse group of buyers and successfully identify significant opportunities for our business based on those submissions.

We believe the volume and variety of designs and manufacturing processes we process, and the size and diversity of our buyers give us valuable insight into the needs of our prospective buyers and the ability of our community of suppliers to meet those needs. We utilize this industry knowledge to better match buyers and suppliers and to improve pricing. If the number and diversity of designs and manufacturing processes we process, or the size and diversity of our buyer or supplier bases decrease, our ability to expand our business and improve pricing could be negatively impacted. In addition, even if we do continue to process a large number and variety of designs and manufacturing processes and work with significant and diverse buyer and supplier bases, there are no guarantees that we will successfully identify significant business opportunities, improve the products and services available on our platform or increase the number of transactions on our platform as a result.

If our present single or limited source suppliers become unavailable or inadequate, our buyer relationships, results of operations and financial condition may be adversely affected.

While most manufacturing equipment and materials for our buyers' orders are available from multiple suppliers, certain of those items are only available from single or limited sources. Should any of our present single or limited source suppliers for manufacturing equipment or materials become unavailable or inadequate, or impose terms unacceptable to us such as increased pricing terms, we may fail to procure alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a single or limited source supplier could adversely affect our relationship with our buyers and our results of operations and financial condition.

Our reported results of operations may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our performance is in part subject to economic conditions and their impact on levels of consumer spending, as consumer spending impacts buyers and suppliers transacting on our marketplace. Some of the factors having an impact on consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer purchases of generally decline during recessionary periods and other periods in which disposable income is adversely affected, contributing to small business closures. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the recent COVID-19 pandemic and other health crises. Further, small businesses that do not have substantial resources, like some of the buyers and suppliers transacting on our marketplace, tend to be more adversely affected by poor economic conditions than large businesses. If buyers or suppliers on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, our business, financial condition, and results of operation may be materially and adversely affected.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, product development, sales and marketing and general and administrative expenses of our operations in jurisdictions outside the United States are incurred in foreign currency. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the foreign currency appreciates against the U.S. dollar or if the value of the foreign currency declines against the U.S. dollar at a time when the rate of inflation in the cost of goods and services in such jurisdictions exceeds the rate of decline in the relative value of the applicable foreign currency, then the U.S. dollar cost of our operations in non-U.S. jurisdictions would increase and our results of operations could be materially and adversely affected. For example, there has been and may continue to be volatility in currency exchange rates as a result of the conflict in Ukraine. We do not currently enter into hedging transactions and our business, financial condition and results of operations could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to the Acquisition of Thomas

We may not realize all of the anticipated benefits from the acquisition of Thomas because of difficulties related to integration, the achievement of synergies, and other challenges.

We acquired Thomas on December 9, 2021 (the "Thomas Acquisition"), our largest acquisition to date. We believe that there are substantial benefits and synergies that may be realized through combining the businesses. However, the integration process requires significant time and resources, and our ability to acquire and integrate larger or more complex companies, products, or technologies in a successful manner is unproven. If we are not able to successfully integrate Thomas' business with ours or pursue our customer and product strategy successfully, the anticipated benefits of the Thomas Acquisition may not be realized fully, including the anticipated growth opportunities, or may take longer than expected to be realized. Further, it is possible that there could be a loss of our and/or Thomas' key employees and customers, disruption of either company's or both companies' ongoing businesses or unexpected issues, and higher than expected costs. Specifically, the following issues, among others, must be addressed in combining Thomas's operations with ours in order to fully realize the anticipated benefits of the Thomas Acquisition so the combined company performs as the parties anticipate:

- combining the companies' corporate functions;

- combining Thomas's business with our business in a manner that permits us to achieve the synergies anticipated to result from the Thomas Acquisition, the failure of which would result in the anticipated benefits of the Thomas Acquisition not being realized in the time frame currently anticipated or at all;

- maintaining existing agreements with customers, partners and talent and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

- determining whether and how to address possible differences in corporate cultures and management philosophies;

- integrating the companies' administrative and information technology infrastructure;

- developing products and technology that allow value to be unlocked in the future;

- ensuring the effectiveness of Thomas' internal control over financial reporting;

- evaluating and forecasting the financial impact of the Thomas Acquisition transaction, including accounting charges; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

Failure to achieve the anticipated benefits of the Thomas Acquisition could adversely affect our results of operations or cash flows, cause dilution to our earnings per share, decrease or delay any accretive effect of the acquisition and negatively impact the price of our Class A common stock.

We have incurred, and may continue to incur costs in connection with the Thomas Acquisition and integrating the operations of Xometry and Thomas. Management cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, and may not be related to our operating performance including:

- price and volume fluctuations in the overall stock market from time to time;

- actual or anticipated fluctuations in our operating results or financial condition;

- variance in our financial performance from expectations of securities analysts;

- changes to our pricing model;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our business;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- our involvement in any litigation;

- future sales of our Class A common stock by us or our stockholders;

- whether our results of operations meet previously announced guidance or the expectations of securities analysts or investors;

- actual or perceived data breaches, disruptions or other incidents involving our platform, marketplace or products or services;

- developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

- changes in senior management or key personnel;

- the trading volume of our Class A common stock;

- changes in the anticipated future size and growth rate of our market; and

- general economic and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of the ongoing COVID-19 pandemic and Russia's ongoing war with Ukraine.

The market for technology stocks or and the stock market in general have recently experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including our own. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may continue to negatively impact investor confidence and the market price of equity securities, including our Class A common stock. Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our Class A common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public or the expectations of investment analysts, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will comprise forward-looking statements, subject to the risks and uncertainties described in this filing and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty, such as the current global economic uncertainty being experienced as a result of the COVID-19 pandemic and Russia's invasion of Ukraine. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

Our stock price and trading volume is heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and sales. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. In addition, we may require increasing amounts of working capital or other sources of liquidity to support our financial service offerings, as they become more widely used by suppliers. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Class A common stock.

Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests.

As of December 31, 2022, we had $319.4 million in cash and cash equivalents and marketable securities. While we believe our existing cash and cash equivalents and marketable securities, will be sufficient to meet our anticipated cash needs for at least twelve months, we cannot assure you that we will be able to generate sufficient liquidity as and when needed, or that our revenue will be adequate to fund our operating needs or achieve or sustain profitability. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

The dual-class structure of our common stock will have the effect of concentrating voting control with our co-founders, which will limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests.

Our Class B common stock has twenty votes per share, whereas our Class A common stock has one vote per share. Our co-founders collectively own Class B common stock representing approximately 54.4% of the voting power of our outstanding capital stock, based on the number of shares outstanding as of December 31, 2022.

As a result, the holders of our Class B common stock will have the ability to control the outcome of most matters requiring stockholder approval for the foreseeable future, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than a majority of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Our Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon: (1) the sale or transfer of such shares of Class B common stock (except for certain transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred); (2) the death or incapacity of the Class B common stockholder; (3) such holder's departure from our board of directors; and (4) on the final conversion date, defined as the earlier of (a) the seventh anniversary of our initial public offering; or (b) the date specified by vote of the holders of a majority of the outstanding shares of Class B common stock.

In addition, while we do not expect to issue any additional shares of Class B common stock following the listing of our Class A common stock on The Nasdaq Global Select Market, any future issuances of Class B common stock would be dilutive to holders of Class A common stock. Such issuances would also reduce the voting power of our Class A common stock as compared to Class B common stock and could further concentrate the voting power of holders of our Class B common stock relative to holders of our Class A common stock.

We cannot predict the impact our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure, combined with the concentrated control of our co-founders, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We will continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly now that we are no longer an emerging growth company, we incurred and expect to continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2022 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market, and any the rules and regulations of the SEC. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us, and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this filing, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit and compensation committees.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of our voting common stock;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which restricts our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Risks Related to our Convertible Notes

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the $287.5 million aggregate principal amount of 1.00% Convertible Senior Notes due 2027 (the "Notes") that we issued in February 2022, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If the assumptions underlying our cash flow guidance are incorrect, our business may not continue to generate cash flow from operations in the future sufficient to service our debt, including the Notes, and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or issuing additional equity, equity-linked or debt instruments on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. If we are unable to engage in any of these activities or engage in these activities on desirable terms, we may be unable to meet our debt obligations, including the Notes, which would materially and adversely impact our business, financial condition and operating results.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Notes will require us, except as described in the indenture, to repurchase the notes for cash upon the occurrence of a "fundamental change" (as defined in the indenture) and, in certain circumstances, to increase the conversion rate for a holder that converts its Notes in connection with a "make-whole fundamental change" (as defined in the indenture). A takeover of us may trigger the requirement that we repurchase the Notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

General Risk Factors

If we fail to retain and motivate members of our management team or other key personnel, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as other key personnel. These executives and key personnel have been primarily responsible for determining the strategic direction of the business and executing our growth strategy and are integral to our brand, culture and reputation with buyers and suppliers. From time to time, there may be changes in our executive management team or other key personnel resulting from the hiring or departure of these personnel. The loss of one or more of executive officers, or the failure by the executive team to effectively work with employees and lead the company, could harm our business.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

In the past, securities class action litigation often has been brought against a company following a decline in the market price of its securities. In addition, stockholder activism, which could take many forms and arise in a variety of situations, has been increasing recently, and new universal proxy rules could significantly lower the cost and further increase the ease and likelihood of stockholder activism. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs, including significant legal fees and other expenses, and divert our management and board of directors' attention and resources from our business. Additionally, securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and business partners, adversely affect our reputation, and make it more difficult to attract and retain qualified personnel. Our stock price could also be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Even when not merited, the defense of these lawsuits may divert management's attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service, or the IRS, with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, has already modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of The Nasdaq Global Select Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, pursuant to Section 404

of the Sarbanes Oxley-Act, we are now required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to furnish a report on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year covered by this Annual Report, and we are also required, as of the date of this Annual Report, to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Select Market.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline and we could be subject to sanctions or investigations by The Nasdaq Global Select Market, the SEC or other regulatory authorities. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, results of operations and financial condition and could cause a decline in the market price of our Class A common stock.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if other control deficiencies are identified, we may not be able to accurately or timely report our financial condition or results of operations in the future.

During our first assessment of internal control over financial reporting, as required under the Sarbanes-Oxley Act of 2002, we identified a material weakness in our internal control over financial reporting that existed as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any misstatements to the consolidated financial statements as of and for the year ended December 31, 2022 because of the material weakness.

On December 9, 2021, the Company completed its acquisition of Thomas Publishing, Inc. ("Thomas"). The additional workload on our resources to integrate Thomas contributed to the Company's inability to timely perform an effective risk assessment related to the achievement of its control objectives in certain processes, primarily revenue and costs of revenue. As a result, we were unable to design and operate effective process-level controls as of December 31, 2022.

Our management has concluded that, notwithstanding the identified material weakness in our internal control over financial reporting, the financial statements in this filing fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management has implemented remediation steps to address the material weakness and to improve our internal control over financial reporting. Specifically, now that Thomas has been fully integrated, we have improved our review processes over risk assessment, which also includes the documentation to support the operating effectiveness of our controls. While the Company has implemented remediation steps, the material weakness cannot be considered fully remediated until the improved controls have been in place and operate for a sufficient period of time. If we are unable to remediate this material weakness, or if other control deficiencies are identified, we may not be able to accurately or timely report our financial condition or results of operations in the future.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

We believe that our facilities are well maintained and are generally suitable to meet our needs. All of our offices are leased and we do not own any real property. Our operating leases range in expiration from 2023 to 2029. We have leased offices and/or facilities in the following locations:

U.S. Operating Leases

City, State	Square Footage
North Bethesda, MD	28,068
New York, NY	35,554
Horsham, PA	24,377
Gaithersburg, MD	21,529
Lexington, KY	10,109
Jackson, TN	7,200
Bethesda, MD	6,781
Doraville, GA	5,975
Culver City, CA	5,838

International Operating Leases

City, Country	Square Footage
Ottobrunn, Germany	21,129
Chelmsford, England	3,294
Shanghai, China	760

Item 3. Legal Proceedings.

From time to time, we are involved in various claims and legal actions that arise in the ordinary course of business. We are not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more matters could have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock has been listed on the NASDAQ Global Select Market under the symbol "XMTR" since June 30, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is neither listed nor traded, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and is automatically converted upon sale or transfer into one share of Class A common stock.

Holders of Record

As of February 22, 2023, there were 116 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of February 22, 2023, there were 2 holders of record of our Class B common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Performance Graph

The following performance graph shows a comparison from June 30, 2021 (the date our Class A common stock commenced trading on the Nasdaq Global Market) through December 31, 2022, of the cumulative total return for our Class A common stock, the Nasdaq Composite Index, and the Russell 2000 Index.

COMPARISON OF CUMULATIVE TOTAL RETURN



ASSUMES $100 INVESTED ON JUN.30, 2021
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC.31, 2022

The graph assumes an initial investment of $100 on June 30, 2021. The comparisons in the graph are not intended to forecast or be indicative of possible future performance of our common stock. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

Use of Proceeds from the IPO

On July 2, 2021, we closed our IPO, in which we sold 7,906,250 shares of our common stock at a price of $44.00 per share. The offer and sale of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-256769), which was declared effective by the SEC on June 30, 2021. We raised approximately $325.3 million in net proceeds after deducting underwriting discounts and commissions. There has been no material change in the planned use of proceeds from our IPO as described in the Form S-1.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled "Risk Factors" and other sections of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Xometry Inc. ("Xometry", "Company", "our" or "we") was incorporated in the State of Delaware in May 2013. Xometry is a global online marketplace connecting buyers with suppliers of manufacturing services, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source manufactured parts and assemblies, and empower suppliers of manufacturing services to grow their businesses. Xometry's corporate headquarters is located in North Bethesda, Maryland.

We use proprietary technology to enable product designers, engineers, buyers, and supply chain professionals to instantly access the capacity of a global network of manufacturing facilities. The Company's platform makes it possible for buyers to quickly receive pricing, expected lead times, manufacturability feedback and place orders on the Company's platform. The network allows the Company to provide high volumes of unique parts, including custom components and aftermarket parts for its buyers.

Our mission is to accelerate innovation by providing real time, equitable access to global manufacturing capacity and demand. Our vision is to drive efficiency, sustainability and innovation for industries worldwide by lowering the barriers to entry to the manufacturing ecosystem.

Our business benefits from a virtuous network liquidity effect, because adding buyers to our platform generates greater demand on our marketplace which in turn attracts more suppliers to the platform, allowing us to rapidly scale and increase the number of manufacturing processes offered on our platform. In order to continue to meet the needs of buyers and remain highly competitive, we expect to continue to add suppliers to our platform that have new and innovative manufacturing processes. Thus, our platform is unbounded by the in-house manufacturing capacity and processes of our current suppliers.

We define "buyers" as individuals who have placed an order to purchase on-demand parts or assemblies on our marketplace. Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We define "accounts" as an individual entity, such as a sole proprietor with a single buyer or corporate entities with multiple buyers, having purchased at least one part on our marketplace. We define "suppliers" as individuals or businesses who have been approved by us to either manufacture a product on our platform for a buyer or have utilized our supplier services, including our financial services or the purchase of supplies.

The majority of our revenue is derived from the sale of part(s) and assemblies to our customers on our marketplace, which we refer to as marketplace revenue. The suppliers on our platform offer a diversified mix of manufacturing processes. These manufacturing processes include computer numerical control ("CNC") manufacturing, sheet metal forming, sheet cutting, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, stamping, injection molding, urethane casting, tube cutting, tube bending, as well as finishing services, rapid prototyping and high-volume production. We enable buyers to source these processes to meet complex and specific design and order needs across several industries, including Defense, Aerospace, Healthcare, Consumer Goods, Robotics, Government and Education, Automotive, Consumer Goods, and Industrial.

We empower suppliers to grow their manufacturing businesses and improve machine uptime by providing access to an extensive, diverse base of buyers. We also offer suppliers supporting products and services to meet their unique needs. Our suite of supplier services includes a cloud-based manufacturing execution system, access to competitively priced tools, materials and supplies from leading brands and financial service products to stabilize and enhance cash flow. In addition, we offer suppliers digital marketing and data solutions and SaaS based solutions to help suppliers optimize their productivity.

Our supplier services revenue primarily includes the sale of advertising and marketing services and to a lesser extent, supplies and financial service products that help our customers better manage cash flow at all stages of job production. Our financial services products, such as Xometry Pay, enable suppliers to stabilize and enhance their cash flows, supply discounts that allow suppliers to lower their operating costs, and resource management tools to optimize their businesses. In 2021, we acquired Thomas Publishing Company ("Thomas") and Fusiform, Inc. (d/b/a FactoryFour) ("FactoryFour"), expanding our basket of supplier services to include advertising and marketing services and to a lesser extent SaaS based solutions to help suppliers optimize their productivity. Our revenue from Thomas is primarily advertising revenue.

During 2022, we launched the Industrial Buying Engine™ ("IBE"), which helps customers source and purchase from the more than 500,000 suppliers on Thomasnet.com. The IBE digitizes the old and time-consuming request-for-quote process and allows buyer and suppliers to transact on Thomasnet. In addition, through IBE buyers can receive instant quotes from Xometry. We also introduced Workcenter which gives suppliers a one-stop view into all of their Xometry and non-Xometry work. A cloud-based manufacturing execution system, Workcenter brings the job board and financial services into one, easy-to-use platform. With Workcenter, shop owners can build and manage workflows for all their projects, including those from non-Xometry customers, and also quote new projects from Xometry and Thomas.

Factors Affecting Our Performance

Continued Growth in Active Buyers

We must maintain and grow our Active Buyer base and grow our wallet share with existing buyers. We define Active Buyers as the number of buyers who have made at least one purchase on our marketplace during the last twelve months. An increase or decrease in the number of Active Buyers is a key indicator of our ability to attract, retain and engage buyers on our platform. We intend to continue investing in acquiring new buyers through traditional paid sales and marketing techniques as well as leveraging our organic referral network to drive awareness and build trust. The number of Active Buyers on our platform reached 40,664 as of December 31, 2022, up 45% from 28,130 as of December 31, 2021. Once we acquire a buyer, we seek to expand the breadth and scale of the services sold to that buyer and leverage the relationship to gain additional buyers within an account through a combination of product offerings, customer relationship marketing, sales and account management. We remain focused on increasing wallet share with our existing buyers through a number of deliberate strategies. With each positive experience and the expansion of our manufacturing processes by acquiring new supplier capabilities we will continue building our buyers' spend and opportunities on our marketplace.

Continued Growth in Our Broad Base of Suppliers

We must maintain and grow our broad selection of suppliers and add to our diverse array of manufacturing processes in order to continue to grow our business and maximize the efficiency of our network. We rely on our network of suppliers to provide the sophisticated manufacturing processes that we offer to our buyers. We believe the value proposition for suppliers, in particular increasing utilization of their manufacturing operations, is compelling. If we fail to attract new suppliers to our platform and retain existing suppliers, the attractiveness of our platform to buyers would decrease and we would not be able to grow our revenue. In order to increase our efficiency, we intend to continue to expand our large and growing network of suppliers. The number of active suppliers, which we define as suppliers that have used our platform at least once during the last twelve months to manufacture a product or buy tools or supplies, has grown 22% from 2,010 for the year ended December 31, 2021 to 2,447 for the year ended December 31, 2022. As we add to our supplier base, our AI-driven pricing becomes more competitive, and therefore more attractive to buyers, leading to higher revenue and improved margins. However, if we do not efficiently price the manufacturing opportunities on our platform, our revenue and margins could be adversely impacted.

Investments in Technology and Expansion of Our Platform

We have invested, and intend to continue to invest, in developing technology, tools, features, and products that provide targeted and useful solutions for our buyers and suppliers. We intend to continue to invest in our AI and machine learning technologies in order to continuously improve the speed and accuracy of our pricing and placement activity. We also continue to invest in our services-oriented architecture and cloud infrastructure to support scalability. Any investments we make in these areas will occur before we recognize benefits, if any, from the investments. Further, the effectiveness of these efforts may be difficult to measure. If we are unable to continue to improve our platform, the efficiency of our platform may be impaired, and our revenue and gross profit may be adversely impacted.

Expansion of Our Financial Products and Services

In 2019, we launched supplier services, beginning with Xometry Supplies in the U.S., which enables our suppliers to access experienced suppliers who sell competitively priced goods from leading brands. In mid-2020, we launched a suite of financial products and services to help our suppliers manage cash flow at all stages of job production. These services help suppliers manage their business more efficiently, even on jobs that they source outside of our platform. In December 2021, we acquired Thomas which significantly expanded our supplier services to including marketing and data services for our suppliers. Our suite of marketing and data services provided by Thomas help suppliers grow and more efficiently run their business. We offer suppliers a full slate of marketing services, including website building, search-engine optimization ("SEO") and targeted advertising to buyers, which are resources that will help them further grow their business. In November 2021, we acquired FactoryFour a cloud-based manufacturing execution system. We plan on providing this order management system to our supplier community which allows shops and shop owners to digitize and automate their operations so they can focus on growing their business. In addition to being able to manage existing orders, the software is designed to integrate seamlessly with the AI-driven Xometry marketplace and with the Thomasnet platform, giving suppliers a one-stop view into all of their orders. We expect revenue from supplier services to grow over time and have a favorable impact on our gross margin.

Expansion of Our International Operations

In 2019, we launched Xometry in Europe, followed by Xometry Asia in 2022 and Xometry United Kingdom in 2023. We believe there is significant opportunity in the global manufacturing ecosystem for our marketplace. With operations throughout the majority of the contiguous United States and customers in Europe and Asia, we have established footholds in major markets around the world. As we have expanded our physical presence, we have also added new language functionality to our platform to reach a wider customer base. These new languages include the following: German, French, Italian, Mandarin, Spanish, Polish, Dutch, Norwegian, Swedish and Finnish. We will continue to dedicate sales and marketing resources to develop our supplier networks and attract buyers to our marketplace in other regions. We may not recognize benefits from these investments, and we may not effectively manage additional risks relating to operating outside the United States, including increased operational and regulatory risks.

Macroeconomic Conditions

Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including the COVID-19 pandemic, rising inflation, the U.S. Federal Reserve raising interest rates and the Russia-Ukraine war, have led to economic uncertainty globally. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on information technology and manufacturing, which may impact our business and our customers' businesses.

The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled "Risk Factors."

December 2022 Restructuring

In December 2022, we initiated a restructuring action to help manage our operating expenses by reducing our workforce by approximately 6%. The workforce reduction focused on realigning our staffing levels to help us meet the current and future objectives of our business. For the year ended December 31, 2022, we incurred $1.5 million for employee termination costs related to this restructuring. The majority of these costs will be paid by the Company in the first quarter of 2023. We expect the reduction in workforce will reduce operating expenses by approximately $8.0 million on a full year basis. Refer to Note 12, *Debt Commitments and Contingencies—Restructuring* to of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we use the following key operational and business metrics to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and develop forecasts, and make strategic decisions:

Active Buyers

We define Active Buyers as the number of buyers who have made at least one purchase on our marketplace during the last twelve months. An increase or decrease in the number of Active Buyers is a key indicator of our ability to attract, retain and engage buyers on our platform.

Active Buyers has consistently grown over time. The number of Active Buyers on our platform reached 40,664 as of December 31, 2022, up 45% from 28,130 as of December 31, 2021. The key drivers of Active Buyer growth are continued account and buyer engagement and the success of our strategy to attract new buyers.



Percentage of Revenue from Existing Accounts

We define an existing account as an account where at least one buyer has made a purchase on our marketplace. We believe the efficiency and transparency of our business model leads to increasing account stickiness and spend over time. Buyers can utilize our marketplace for both one-off and recurring manufacturing opportunities. For example, a buyer may choose to utilize our marketplace's CNC manufacturing processes to manufacture a discrete component for a prototype, and then may choose to later use our marketplace to mass produce that same component. A buyer may also recommend our marketplace to other engineers within their organizations who are designing other products and who may use an entirely different set of manufacturing processes, deepening our reach and stickiness with an account.

For the quarter ended December 31, 2022, 96% of our revenue was generated from existing accounts. We believe the repeat purchase activity from existing accounts reflects the underlying strength of our business and provides us with substantial revenue visibility and predictability.



Accounts with Last Twelve-Month Spend of At Least $50,000

Accounts with Last Twelve-Month, or LTM, Spend of At Least $50,000 means an account that has spent at least $50,000 on our marketplace in the most recent twelve-month period. We view the acquisition of an account as a foundation for the addition of long-term buyers to our marketplace. Once an account joins our platform, we aim to expand the relationship and increase engagement and spending activities from that account over time. The number of accounts with LTM Spend of at least $50,000 on our platform reached 1,027 as of December 31, 2022, up 47% from 701 as of December 31, 2021.



Adjusted EBITDA

We define Adjusted EBITDA as net loss, adjusted for interest expense, interest and dividend income and other expenses, income tax benefit, and certain other non-cash or non-recurring items impacting net loss from time to time, principally comprised of depreciation and amortization, stock-based compensation, charitable contributions of common stock, income from an unconsolidated joint venture, impairment charges, restructuring charges and acquisition and other adjustments not reflective of the Company's ongoing business, such as adjustments related to purchase accounting, the revaluation of contingent consideration and transaction costs. Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

For the year ended December 31, 2022, Adjusted EBITDA increased to $(41.8) million, compared to Adjusted EBITDA of $(39.8) million in 2021. For the year ended December 31, 2022, Adjusted EBITDA decreased to (11.0)% of revenue, as compared to (18.2)% of revenue in 2021, driven primarily by increased operating efficiencies as we continue to scale our business.

| | Year Ended December 31, | |
	2022	2021
Net loss	$ (76,009)	$ (61,381)
Addback (deduct)		
Interest expense, interest and dividend income and other expenses	2,486	2,736
Depreciation and amortization	7,819	3,596
Amortization of lease intangible	1,332	—
Income tax benefit	36	—
Stock based compensation expense	19,172	7,395
Acquisition and other	(676)	5,696
Charitable contribution of common stock	2,272	2,242
Income from unconsolidated joint venture	(570)	(41)
Impairment of assets	824	—
Restructuring charge	1,549	—
Adjusted EBITDA	$ (41,765)	$ (39,757)

Non-GAAP Net Loss

We define Non-GAAP net loss, as net loss adjusted for depreciation and amortization, stock-based compensation expense, amortization of lease intangible, amortization of deferred costs on convertible notes, losses on marketable securities, loss on sale of property and equipment, charitable contributions of common stock, impairment charges, restructuring charges and acquisition and other adjustments not reflective of the Company's ongoing business, such as adjustments related to purchase accounting, the revaluation of contingent consideration and transaction costs.

| | For the Year Ended December 31, | |
	2022	2021
Non-GAAP Net Loss:		
Net loss	$ (76,009)	$ (61,381)
Add (deduct):		
Depreciation and amortization expense	7,819	3,596
Stock-based compensation	19,172	7,395
Amortization of lease intangible	1,332	—
Amortization of deferred costs on convertible notes	1,718	—
Losses on marketable securities	1,855	2,002
Acquisition and other	(676)	5,696
Loss on sale of property and equipment	47	18
Charitable contribution of common stock	2,272	2,242
Impairment of assets	824	—
Restructuring charge	1,549	—
Non-GAAP Net Loss	$ (40,097)	$ (40,432)

Adjusted EBITDA and Non-GAAP net loss are non-GAAP financial measures that we use, in addition to our GAAP financial measures, to evaluate our business. We have included Adjusted EBITDA and Non-GAAP net loss in this filing because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA and Non-GAAP net loss provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of Adjusted EBITDA and Non-GAAP net loss may differ from similarly titled non-GAAP measures, if any, reported by our peer companies and therefore may not serve as an accurate basis of comparison among companies. Adjusted EBITDA and Non-GAAP net loss should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

<h1 style="text-align: center;">Components of Results of Operations</h1>

Revenue

Our marketplace revenue is primarily comprised of sales to customers through our platform. Buyers purchase specialized CNC manufacturing, sheet metal manufacturing, 3D printing, injection molding, urethane casting, tube cutting, tube bending and finishing services. Customer purchases range from rapid prototyping of single parts to high-volume production on our marketplace. These products are primarily manufactured by our network of suppliers.

Supplier services revenue includes the sale of marketing and advertising services, and to a lesser extent SaaS based solutions, the sale of supplies and financial service products.

Cost of Revenue

Marketplace cost of revenue primarily consists of the cost to us of the products that are manufactured or produced by us or our suppliers for delivery to buyers on our platform, internal and external production costs, shipping costs and certain internal depreciation. We expect cost of revenue to increase in absolute dollars to the extent our revenue increases and transaction volume increases. As we grow and add suppliers to our platform, we are able to improve our pricing efficiency, we expect cost of revenue to decline as a percentage of revenue over time.

Cost of revenue for supplier services primarily consists of internal and external production costs and website hosting.

Gross Profit

Gross profit, or revenue less cost of revenue, is primarily affected by the growth of our revenue. Our gross profit margin is primarily affected by liquidity of our suppliers' network and the efficiency of our pricing and will be benefited by increasing the use of existing supplier services and the variety of supplier services offerings over time.

Operating Expenses

Our operating expenses consist of sales and marketing, operations and support, product development and general and administrative functions.

Sales and Marketing

Sales and marketing expenses are expensed as incurred and include the costs of our digital marketing strategies, branding costs and other advertising costs, certain depreciation and amortization expense, contract acquisition costs and compensation expenses, including stock-based compensation, to our sales and marketing employees. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness, add new accounts and further penetrate existing accounts. We expect sales and marketing expense to increase in absolute dollars in the future as we grow our business, though in the near-term sales and marketing expenses may fluctuate from period-to-period based on the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

Operations and Support

Operations and support expenses are the costs we incur in support of the buyers and suppliers on our platform which are provided by phone, email and chat for purposes of resolving buyer and suppliers related matters. These costs primarily consist of compensation expenses of the support staff, including stock-based compensation, certain depreciation and amortization expense and software costs used in delivering buyer and suppliers services. We expect operations and support expense to increase in absolute dollars in the future, though in the near-term operations and support expenses may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our operations and support functions as these investments may vary in scope and scale over future periods.

Product Development

Product development costs which are not eligible for capitalization are expensed as incurred. This account also includes compensation expenses, including stock-based compensation expenses to our employees performing these functions and certain depreciation and amortization expense. We expect product development expense to increase in absolute dollars in the future, though in the near-term product development expenses may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our product development functions as these investments may vary in scope and scale over future periods.

General and Administrative

General and administrative expenses primarily consist of compensation expenses, including stock-based compensation expenses, for executive, finance, legal and other administrative personnel, professional service fees and certain depreciation and amortization expense. We expect our general and administrative expenses to increase. We expect to incur additional general and administrative expenses as a result of operating as a public company, including as a result of increased legal, accounting, and directors' and officers' insurance expenses.

Other (Expense) Income

Interest Expense

Interest expense consists of interest incurred on our outstanding borrowings under our outstanding convertible notes or other borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Interest and Dividend Income

Interest and dividend income consists of interest on our cash and cash equivalents and dividend income from our investments.

Other Expenses

Other expenses consist primarily of realized and/or unrealized losses, losses on the extinguishment of debt and other expenses.

Income from Unconsolidated Joint Venture

Income from unconsolidated joint venture consists of our share of the joint venture's income.


Results of Operations


The following is our discussion of the consolidated results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

A discussion of the consolidated results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 18, 2022, which is available free of charge on the SEC's website at www.sec.gov and on our investor relations website at investors.xometry.com.

The following table sets forth our statement of operations data for the years indicated:

	Year Ended December 31,			
	2022		**2021**	
	(in thousands)			
Revenue	$	381,053	$	218,336
Cost of revenue		233,487		161,195
Gross profit		147,566		57,141
Operating expenses:				
Sales and marketing		83,222		39,422
Operations and support		48,572		23,683
Product development		31,013		17,780
General and administrative		57,992		34,942
Impairment of assets		824		—
Total operating expenses		221,623		115,827
Loss from operations		(74,057)		(58,686)
Other (expenses) income:				
Interest expense		(4,418)		(852)
Interest and dividend income		4,115		982
Other expenses		(2,183)		(2,866)
Income from unconsolidated joint venture		570		41
Total other expenses		(1,916)		(2,695)
Loss before income taxes		(75,973)		(61,381)
Benefit for income taxes		(36)		—
Net loss		(76,009)		(61,381)
Net income (loss) attributable to noncontrolling interest		16		(2)
Net loss attributable to common stockholders	$	(76,025)	$	(61,379)

The following table sets forth our statement of operations data expressed as a percentage of total revenue for the years indicated:

| | Year Ended December 31, | |
	2022	2021
Revenue	100.0%	100.0%
Cost of revenue	61.3%	73.8%
Gross profit	38.7%	26.2%
Operating expenses:		
Sales and marketing	21.8%	18.1%
Operations and support	12.7%	10.8%
Product development	8.1%	8.1%
General and administrative	15.2%	16.0%
Impairment of assets	0.2%	—%
Total operating expenses	58.0%	53.0%
Loss from operations	(19.3)%	(26.8)%
Other (expenses) income:		
Interest expense	(1.2)%	(0.4)%
Interest and dividend income	1.1%	0.4%
Other expenses	(0.6)%	(1.3)%
Income from unconsolidated joint venture	0.1%	—%
Total other expenses	(0.6)%	(1.3)%
Loss before income taxes	(19.9)%	(28.1)%
Benefit for income taxes	—%	—%
Net loss	(19.9)%	(28.1)%
Net income (loss) attributable to noncontrolling interest	—%	—%
Net loss attributable to common stockholders	(19.9)%	(28.1)%

The following tables present our disaggregated revenue and cost of revenue. Revenue from our marketplace primarily reflects the sales of parts and assemblies on our platform. Revenue from supplier services primarily includes the sale of advertising and to a lesser extent supplies, financial service products and SaaS products.

Revenue and cost of revenue is presented in the following tables for the year ended December 31, 2022 (in thousands, amounts for the year ended December 31, 2021, were not considered material):

	For the Year Ended December 31, 2022
Marketplace	
Revenue	$ 303,134
Cost of revenue	216,336
Gross Profit	$ 86,798
Supplier services	
Revenue	$ 77,919
Cost of revenue	17,151
Gross Profit	$ 60,768

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

Total revenue increased $162.7 million, or 75%, from $218.3 million for the year ended December 31, 2021 to $381.1 million for the year ended December 31, 2022. This growth was primarily a result of an increase in marketplace revenue and an increase in supplier services revenue due to our acquisition of Thomas. Total revenue from marketplace and supplier services for the year ended December 31, 2022 was $303.1 million and $77.9 million, respectively. The marketplace increase was primarily the result of increases in active buyers resulting from investments in sales and marketing, as well as existing buyers increasing their spend on the platform for the year ended December 31, 2022, as compared to the prior year. Supplier services revenue growth was driven primarily by our acquisition of Thomas in December 2021.

Total revenue from our U.S. and International operating segments for the years ended December 31, 2022 and 2021, was $347.8 million and $202.0 million, respectively, for the U.S., and $33.2 million and $16.3 million, respectively, for International.

Cost of Revenue

Total cost of revenue increased $72.3 million, or 45%, from $161.2 million for the year ended December 31, 2021 to $233.5 million for the year ended December 31, 2022. This increase was primarily the result of an increase in marketplace cost of revenue and increase in supplier service costs of revenue due to our acquisition of Thomas. Total cost of revenue from marketplace and supplier services for the year ended December 31, 2022 was $216.3 million and $17.2 million, respectively.

Marketplace cost of revenue was driven by increased payments to suppliers on our platform due to the growth in our buyer base and increased activity by existing accounts on our marketplace. Our supplier services cost of revenue increased primarily as a result of our acquisition of Thomas in December 2021.

Gross Profit and Margin

Gross profit increased $90.4 million, or 158%, from $57.1 million for the year ended December 31, 2021 to $147.6 million for the year ended December 31, 2022. The increase in gross profit was primarily due to the acquisition of Thomas, increases in revenue from marketplace and improved marketplace gross margin as compared to the prior year period.

Gross margin for marketplace was 28.6% for the year ended December 31, 2022 which was an improvement over the prior year in part due to our AI-driven platform. Pricing has become more efficient due to the increased number of orders over time, improving the data set and thus making our pricing decisions more accurate. Additionally, we continue to grow our active suppliers resulting in more competition for buyers' orders and therefore a lower cost of revenue. Gross margin for our supplier services was 78.0% for the year ended December 31, 2022 primarily due to our acquisition of Thomas.

Operating Expenses

Sales and Marketing

Sales and marketing expense increased $43.8 million, or 111%, from $39.4 million for year ended December 31, 2021 to $83.2 million for the year ended December 31, 2022, primarily as a result our acquisition of Thomas in December 2021, increases in marketing and advertising spend, additional sales employees and their compensation costs including stock-based compensation, consulting expenses and software and maintenance costs for the sales and marketing department. As a percent of total revenue, sales and marketing expenses increased to 21.8% for the year ended December 31, 2022 from 18.1% for the year ended December 31, 2021.

During the year ended December 31, 2022, $0.5 million of restructuring charge is recorded in sales and marketing.

Operations and Support

Operations and support increased $24.9 million, or 105%, from $23.7 million for the year ended December 31, 2021 to $48.6 million for the year ended December 31, 2022, primarily as a result of our acquisition of Thomas in December 2021, hiring of additional operations and support employees and their compensation costs including stock-based compensation, and consulting expenses. As a percent of total revenue, operations and support expenses increased to 12.7% for the year ended December 31, 2022 from 10.8% for the year ended December 31, 2021.

During the year ended December 31, 2022, $0.4 million of restructuring charge is recorded in operations and support.

Product Development

Product development expense increased $13.2 million, or 74%, from $17.8 million for the year ended December 31, 2021 to $31.0 million for the year ended December 31, 2022, primarily as result of our acquisition of Thomas in December 2021, hiring additional development employees and their compensation costs including stock-based compensation, consulting and software and maintenance expenses. As a percent of total revenue, product development remained flat at 8.1% for the year ended December 31, 2022 and 2021.

During the year ended December 31, 2022, $0.5 million of restructuring charge is recorded in product development.

General and Administrative

General and administrative expense increased $23.1 million, or 66%, from $34.9 million for the year ended December 31, 2021 to $58.0 million for the year ended December 31, 2022. The primary driver of the increase was due to our acquisition of Thomas in December 2021. Our general and administrative expenses increased due to higher compensation and stock-based compensation due to new administrative employees. Additionally, we incurred higher public company costs for insurance, legal and accounting services. We had higher expenses for software and maintenance, insurance costs, card processing fees, bad debt expense and facilities costs offset by lower acquisition costs that were related to fourth quarter 2021 business combinations. As a percent of total revenue, general and administrative expenses decreased to 15.2% for the for the year ended December 31, 2022 from 16.0% for the year ended December 31, 2021.

During the year ended December 31, 2022, $0.2 million of restructuring charge is recorded in general and administrative.

Impairment of assets

Impairment of assets of $0.8 million related to incomplete software projects that were abandoned, furniture, fixtures and equipment and/or other assets to be disposed of during the year ended December 31, 2022. No impairments were recorded on our long-lived assets during the years ended December 31, 2021.

During the year ended December 31, 2022, $0.5 million of our impairments were recorded in our U.S. reporting segment, and $0.3 million of our impairments were recorded in our International reporting segment.

Other (Expenses) Income

Interest Expense

Interest expense increased by $3.6 million, or 419%, from $0.9 million for the year ended December 31, 2021 to $4.4 million for the year ended December 31, 2022, primarily as a result of the interest on the 2027 convertible notes issued in February 2022.

Interest and dividend income

Interest and dividend income increased by $3.1 million, or 319%, from $1.0 million for the year ended December 31, 2021 to $4.1 million for the year ended December 31, 2022, primarily due to dividend income from our marketable securities and cash accounts.

Other Expenses

Other expenses decreased by $0.7 million, or 24%, from $2.9 million for the year ended December 31, 2021 to $2.2 million for the year ended December 31, 2022, primarily due to a reduction of $0.3 million loss on debt extinguishment recognized in 2021, a $0.1 million reduction in losses on marketable securities and a reduction in other miscellaneous taxes.

Income from Unconsolidated Joint Venture

Income from unconsolidated joint venture increased $0.5 million due to our acquisition of a 50% interest in Industrial Media, LLC in connection with our acquisition of Thomas on December 9, 2021. This joint venture is in our U.S. operating segment.

Provision for Income Taxes

Provision for income taxes increased by $36,000 due to income taxes resulting from our acquisition of Thomas.

Additional Segment Considerations

Total segment loss from our U.S. operating segment for the year ended December 31, 2022 and 2021, was $58.8 million and $51.2 million, respectively. Total segment loss from our International operating segment for the year ended December 31, 2022 and 2021, was $17.3 million and $10.1 million, respectively.

Total segment interest expense from our U.S. operating segment for the year ended December 31, 2022 and 2021, was $4.4 million and $0.7 million, respectively. Total segment interest expense from our International operating segment for the year ended December 31, 2022 and 2021, was $22,000 and $0.1 million, respectively.

Total segment interest income from our U.S. operating segment for the year ended December 31, 2022 and 2021, was $4.1 million and $1.0 million, respectively. Total segment interest income from our International operating segment for the year ended December 31, 2022 and 2021, was $19,000 and zero, respectively.

Subsequent Event

On January 2, 2023, the Company acquired 100% of the equity of Tridi Teknoloj A.S. ("Tridi") located in Istanbul, Turkey subject to an Share Purchase Agreement. The acquisition of Tridi extended our marketplace capabilities in Europe by opening a vast array of affordable suppliers. Tridi operates an online marketplace for manufacturing with the ability to serve all of Europe within a 24-hour turn around period. The Company accounted for the acquisition as a business combination. The aggregate non-contingent portion of the purchase price was approximately $3.8 million. In addition, the purchase price includes a contingent consideration arrangement to the former owners of Tridi up to a maximum amount of $1.25 million (undiscounted) in Class A common shares in two installments on the first and second anniversary of the acquisition and is based on the achievement of certain revenue targets. During the year ended December 31, 2022, the Company recognized approximately $0.3 million of acquisition costs which are recorded in general and administrative expenses on our Consolidated Statements of Operations and Comprehensive Loss.

Liquidity and Capital Resources

We have financed our operations primarily through sales of our equity securities and borrowings under our convertible notes. As of December 31, 2022, our cash and cash equivalents and marketable securities totaled $319.4 million. We believe our existing cash and cash equivalents and marketable securities will be sufficient to support our working capital and capital expenditure requirements for at least the next twelve months and over the long-term. We believe we will meet our longer-term expected future cash requirements primarily from a combination of cash flow from operating activities and available cash and cash equivalents and marketable securities. We may also engage in equity or debt financings to secure additional funds. Our future capital requirements will depend on many factors, including our revenue growth rate, receivable and payable cycles, the timing and extent of investments in product development, sales and marketing, operations and support and general and administrative expenses.

Our capital expenditures consist primarily of internal-use software costs, manufacturing equipment, computers and peripheral equipment, furniture and fixtures and leasehold improvements and patents.

Convertible Notes due 2027

In February 2022, we entered into a purchase agreement with certain counterparties for the sale of an aggregate of $287.5 million principal amount of convertible senior notes due in 2027 (the "2027 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2027 Notes consisted of a $250 million initial placement and an over-allotment option that provided the initial purchasers of the 2027 Notes with the option to purchase an additional $37.5 million aggregate principal amount of the 2027 Notes, which was fully exercised. The 2027 Notes were issued pursuant to an indenture dated February 4, 2022. The net proceeds from the issuance of the 2027 Notes were $278.2 million, net of debt issuance costs. The debt issuance costs are amortized to interest expense using the effective interest rate method.

The 2027 Notes are unsecured obligations which bear regular interest at 1% per annum and for which the principal balance will not accrete. The 2027 Notes will mature on February 1, 2027 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The 2027 Notes are convertible into cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock, at our election, at an initial conversion rate of 17.8213 shares of Class A common stock per $1,000 principal amount of 2027 Notes, which is equivalent to an initial conversion price of approximately $56.11 per share of our Class A common stock. The conversion rate is subject to customary adjustments for certain events as described in the indenture governing the 2027 Notes.

We may redeem for cash all or any portion of the 2027 Notes, at our option, on or after February 5, 2025 if the last reported sale price of our Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest or additional interest, if any.

Holders of the 2027 Notes may convert all or a portion of their 2027 Notes at their option prior to November 1, 2026, in multiples of $1,000 principal amounts, only under the following circumstances:

- if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price of the 2027 Notes on each such trading day;

- during the five-business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the 2027 Notes for each day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate of the 2027 Notes;

- on a notice of redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, in which case we may be required to increase the conversion rate for the 2027 Notes so surrendered for conversion in connection with such redemption notice; or

- on the occurrence of specified corporate events.

On or after November 1, 2026, the 2027 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

Holders of the 2027 Notes who convert the 2027 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2027 Notes, or in connection with a redemption are entitled to an increase in the conversion rate. Additionally, in the event of a fundamental change, holders of the 2027 Notes may require us to repurchase all or a portion of the 2027 Notes at a price equal to 100% of the principal amount of 2027 Notes, plus any accrued and unpaid special interest, if any.

We accounted for the issuance of the 2027 Notes as a single liability measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

As of December 31, 2022, the 2027 Notes have a carrying value of $279.9 million with an effective annual interest rate of 1.6%.

Cash Flows

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Net cash used in operating activities	$ (62,575)	$ (68,571)
Net cash used in investing activities	(238,630)	(212,748)
Net cash provided by financing activities	280,972	307,768

Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $62.6 million, primarily due to a net loss of $(76.0) million adjusted for non-cash charges of $42.9 million and a net decrease in our operating assets and liabilities of $29.5 million. The non-cash adjustments primarily relate to stock-based compensation of $19.2 million, depreciation and amortization of $7.8 million, $7.2 million reduction to our right of use lease assets, donated common stock of $2.3 million, losses on marketable securities of $1.9 million, $1.7 million of amortization of deferred costs on convertible notes and a $1.5 million restructuring charge. The net decrease in operating assets and liabilities is primarily driven by an increase in accounts receivable of $16.9 million primarily due to our continued growth, a $7.0 million increase in other assets, a $1.6 million increase in prepaid expenses and a $5.7 million decrease in lease liabilities.

For the year ended December 31, 2021, net cash used in operating activities was $68.6 million, primarily due to a net loss of $(61.4) million adjusted for non-cash charges of $16.5 million and a net decrease in our operating assets and liabilities of $23.6 million. The non-cash adjustments primarily relate to stock-based compensation of $7.4 million, depreciation and amortization of $3.6 million, donated common stock of $2.2 million and losses on marketable securities of $2.0 million. The net decrease in operating assets and liabilities is primarily driven by an increase in accounts receivable of $11.1 million and prepaid expenses of $4.0 million and a decrease in accrued expenses of $12.0 million and contract liabilities of $1.6 million. These decreases are partially offset by increases in accounts payable of $5.2 million.

Investing Activities

Cash used by investing activities was $238.6 million during the year ended December 31, 2022, primarily due to the purchase of $284.1 million of marketable securities with proceeds from the 2027 Notes issuance and $13.7 million of purchases of property and equipment offset by proceeds of $58.9 million from the sale of marketable securities.

Cash used in investing activities was $212.7 million during the year ended December 31, 2021 primarily due to three business acquisitions completed during 2021 for an aggregate of $174.6 million and the purchase of $267.5 million of marketable securities offset by proceeds from the sale of $235.0 million of marketable securities.

Financing Activities

Cash provided by financing activities was $281.0 million during the year ended December 31, 2022, primarily resulting from $287.5 million of proceeds from the issuance of the 2027 Notes and $3.7 million of proceeds from the exercise of stock options, partially offset by $9.3 million of issuance costs in connection with the issuance of the 2027 Notes.

Cash provided by financing activities was $307.8 million during the year ended December 31, 2021, primarily from the proceeds of our initial public offering of $325.3 million, partially offset by the repayment of term-loan of $16.1 million.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations are based upon our financial statements included elsewhere in this Annual Report on Form 10-K. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting estimates are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates is essential when reviewing our financial statements. We believe that the critical accounting estimates listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above. Historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results.

Valuation of Goodwill and Intangible Assets

Goodwill has indefinite useful life and is not amortized. Goodwill is tested for impairment at least annually on the first day of the fourth quarter, or more frequently if impairment indicators are present. Intangible assets with finite lives are amortized over their estimated useful lives and tested for impairment if indicators are present.

Goodwill

Our annual impairment assessment of goodwill is generally performed using a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Performance of the qualitative impairment assessment requires judgment in identifying and considering the significance of relevant events and circumstances including external factors such as macroeconomic and industry conditions and the legal and regulatory environment, as well as entity-specific factors such as actual and planned financial performance, that could impact the fair value of our reporting units.

If the results of the annual qualitative assessment conclude that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, or if interim indicators of impairment are identified, a quantitative impairment test is performed.

A quantitative impairment test involves comparing the fair value of a reporting unit with its carrying value. If the fair value is less than the carrying value, an impairment loss is recorded for an amount equal to the excess of the carrying value over the fair value. For goodwill, the impairment loss is limited to the amount of the respective reporting unit's allocated goodwill. Determination of the fair value of a reporting unit is subjective in nature and involves the use of significant estimates and assumptions including consideration of external factors such as macroeconomic and industry conditions and the legal and regulatory environment, as well as entity-specific factors such as actual and planned financial performance. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and the amount of any such charge. Estimates of fair value are primarily determined using discounted cash flows and recent transactions. These approaches use significant estimates and assumptions, including projected future cash flows, discount rates, growth rates, margins and determination of appropriate market comparisons. It is possible that our conclusions regarding impairment of goodwill could change in future periods if, for example, our businesses do not perform as projected or overall economic conditions in future periods vary from current assumptions.

Our annual goodwill impairment test was performed as of October 1, 2022 using a qualitative assessment, the results of which indicated that it is more likely than not that the fair values of our reporting units exceeded their carrying values. No goodwill asset impairment charges were recorded as a result of our annual impairment test during the year ended December 31, 2022.

Intangibles assets

Most of our identifiable intangible assets were recognized as part of business combinations we executed in prior periods. Our identifiable intangible assets are considered definite life intangible assets and are primarily comprised of customer and vendor relationships, database, developed technology, trade names, and patents. Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life.

Our determination of the fair value of the intangible assets acquired involves the use of significant estimates and assumptions. Refer to our the "Business Combinations" disclosure below. We believe that the fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that a market participant would have use. Should current conditions differ from management's estimates at the time of the acquisition, including changes in future revenue, growth rates and margins, or changes in market factors outside of our control, such as discount rates could result in a material write-downs of our intangible assets, which would adversely affect our operating results.

We monitor events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. We review the carrying amounts of our intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators may include any significant changes in the manner of our use of the assets or the strategy of our overall business, certain restructuring initiatives, significant negative industry or economic trends and significant decline in our share price for a sustained period.

When such events or changes in circumstances occur, we compare the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the asset or assets group are determined to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset or assets group exceed their fair value.

Business Combinations

During the fourth quarter of 2021, we acquired three businesses that we accounted for as business combinations. Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of critical estimates in valuing certain of the intangible assets and goodwill acquired include but are not limited to future (i) expected cash flows from acquired customer relationships, (ii) attrition, (iii) gross profit and (iv) discount rate. To the extent our estimates and assumptions change during the measurement period, the fair value of the acquired intangible asset and goodwill could change materially.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure to potential changes in interest rates. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our revenue and costs are principally denominated in U.S. dollars and are not subject to foreign currency exchange risk. Our International operating segment generates revenue outside of the United States that is denominated in currencies other than the U.S. dollar. Our results of operations could be impacted by changes in exchange rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures such as those caused by the conflict in Ukraine, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Item 8. Financial Statements and Supplementary Data.

XOMETRY, INC. AND SUBSIDIARIES
Consolidated Financial Statements

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Xometry, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Xometry, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule, Schedule II - Valuation and Qualifying Accounts, (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of goodwill triggering events for the U.S. reporting unit

As discussed in Notes 2, 13 and 17 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $258.0 million, all of which relates to the U.S. reporting unit. The Company tests goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit, including goodwill, might be impaired.

We identified the evaluation of the Company's assessment of goodwill triggering events for the U.S. reporting unit as a critical audit matter. Subjective auditor judgment was required to evaluate the Company's assessment of potential triggering events such as macroeconomic conditions, industry and market considerations, historical and forecasted financial results, market capitalization and events specific to the entity. Possible goodwill triggering events could have had a significant effect on the Company's determination of whether further quantitative analysis of the reporting unit's fair value was required.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's goodwill impairment assessment process, including the evaluation of potential triggering events. We evaluated the Company's assessment by comparing actual financial performance of the reporting unit to historical projections of cash flows and assessed whether, and to what extent, the decline in the Company's market capitalization was indicative of a decline in the fair value of the reporting unit. We evaluated the Company's assessment of identified entity-specific events against our knowledge of entity-specific events impacting the reporting unit that we obtained through other audit procedures. We evaluated the Company's assessment of identified macroeconomic conditions and industry and market considerations by comparing them to publicly available macroeconomic, industry and market information.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 16, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Xometry, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Xometry, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule, Schedule II - Valuation and Qualifying Accounts, (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the Company's inability to timely perform an effective risk assessment related to the achievement of its control objectives in certain processes, primarily revenue and costs of revenue, has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 16, 2023

XOMETRY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	65,662	$	86,262
Marketable securities		253,770		30,465
Accounts receivable, less allowance for credit losses of $2.0 million and $0.8 million as of December 31, 2022 and 2021, respectively.		49,188		32,427
Inventory		1,571		2,033
Prepaid expenses		7,591		6,664
Other current assets		12,273		5,580
Total current assets		390,055		163,431
Property and equipment, net		19,079		10,287
Operating lease right-of-use assets		25,923		27,489
Investment in unconsolidated joint venture		4,068		4,198
Intangible assets, net		39,351		41,736
Goodwill		258,036		254,672
Other assets		413		773
Total assets	$	736,925	$	502,586
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	12,437	$	12,718
Accrued expenses		33,430		30,905
Contract liabilities		8,509		7,863
Income taxes payable		3,956		—
Operating lease liabilities, current portion		5,471		5,549
Finance lease liabilities, current portion		—		2
Total current liabilities		63,803		57,037
Convertible notes		279,909		—
Operating lease liabilities, net of current portion		16,940		16,920
Long term income taxes payable		—		1,450
Deferred income taxes		429		18
Other liabilities		1,011		1,678
Total liabilities		362,092		77,103
Commitments and contingencies (Note 12)				
Stockholders' equity				
Preferred stock, $0.000001 par value. Authorized; 50,000,000 shares; zero shares issued and outstanding as of December 31, 2022 and 2021, respectively		—		—
Class A Common stock, $0.000001 par value. Authorized; 750,000,000 shares; 44,822,264 shares and 43,998,404 shares issued and outstanding as of December 31, 2022 and 2021, respectively		—		—
Class B Common stock, $0.000001 par value. Authorized; 5,000,000 shares; 2,676,154 shares issued and outstanding as of December 31, 2022 and 2021, respectively		—		—
Additional paid-in capital		623,081		597,641
Accumulated other comprehensive income (loss)		28		149
Accumulated deficit		(249,366)		(173,341)
Total stockholders' equity		373,743		424,449
Noncontrolling interest		1,090		1,034
Total equity		374,833		425,483
Total liabilities and stockholders' equity	$	736,925	$	502,586

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue	$	381,053	$	218,336	$	141,406
Cost of revenue		233,487		161,195		108,120
Gross profit		147,566		57,141		33,286
Sales and marketing		83,222		39,422		22,567
Operations and support		48,572		23,683		14,111
Product development		31,013		17,780		12,186
General and administrative		57,992		34,942		12,046
Impairment of assets		824		—		1,592
Total operating expenses		221,623		115,827		62,502
Loss from operations		(74,057)		(58,686)		(29,216)
Other (expenses) income						
Interest expense		(4,418)		(852)		(1,089)
Interest and dividend income		4,115		982		—
Other expenses		(2,183)		(2,866)		(780)
Income from unconsolidated joint venture		570		41		—
Total other income (expenses)		(1,916)		(2,695)		(1,869)
Loss before income taxes		(75,973)		(61,381)		(31,085)
Provision for income taxes		(36)		—		—
Net loss		(76,009)		(61,381)		(31,085)
Deemed dividend to preferred stockholders		—		—		(8,801)
Net income (loss) attributable to noncontrolling interest		16		(2)		—
Net loss attributable to common stockholders	$	(76,025)	$	(61,379)	$	(39,886)
Net loss per share, basic and diluted	$	(1.61)	$	(2.33)	$	(5.32)
Weighted-average number of shares outstanding used to compute net loss per share, basic and diluted		47,158,247		26,318,349		7,492,876
Comprehensive loss:						
Foreign currency translation	$	(81)	$	(61)	$	210
Total other comprehensive (loss) income		(81)		(61)		210
Net loss		(76,009)		(61,381)		(31,085)
Comprehensive loss		(76,090)		(61,442)		(30,875)
Comprehensive income attributable to noncontrolling interest		56		—		—
Total comprehensive loss attributable to common stockholders	$	(76,146)	$	(61,442)	$	(30,875)

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Equity (Deficit)

(In thousands, except share and per share data)

	Convertible Preferred Stock Seed-1, Seed-2, Series A-1, Series A-2, Series B, Series C, Series D, Series E		Common Stock		Class A - Common Stock		Class B - Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Balance, December 31, 2019	25,483,182	$ 121,156	7,289,571	$ —	—	$ —	—	$ —	$ 4,512	$ —	$ (77,609)	$ (73,097)	$ —	$ (73,097)
Repurchase of convertible preferred stock	(2,246,886)	(12,852)	—	—	—	—	—	—	(5,578)	—	(3,223)	(8,801)	—	(8,801)
Issuance of convertible preferred stock	4,522,645	52,409	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	466,211	—	—	—	—	—	563	—	(45)	518	—	518
Stock based compensation	—	—	—	—	—	—	—	—	1,006	—	—	1,006	—	1,006
Comprehensive loss														
Foreign currency translation	—	—	—	—	—	—	—	—	—	210	—	210	—	210
Net loss	—	—	—	—	—	—	—	—	—		(31,085)	(31,085)	—	(31,085)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	210	(31,085)	(30,875)	—	(30,875)
Balance, December 31, 2020	27,758,941	160,713	7,755,782	—	—	—	—	—	503	210	(111,962)	(111,249)	—	(111,249)
Conversion of convertible preferred stock in connection with initial public offering	(27,758,941)	(160,713)	—	—	27,351,633	—	407,308	—	160,713	—	—	160,713	—	160,713
Exercise of common stock options	—	—	910,015	—	178,402	—	—	—	2,291	—	—	2,291	—	2,291
Conversion of common stock in connection with the initial public offering	—	—	(8,665,797)	—	6,396,951	—	2,268,846	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	24,242	—	—	—	40	—	—	40	—	40
Issuance of common stock in connection with the initial public offering, net of underwriters' discount	—	—	—	—	7,906,250	—	—	—	325,263	—	—	325,263	—	325,263
Cost of initial public offering	—	—	—	—	—	—	—	—	(3,678)	—	—	(3,678)	—	(3,678)
Shared issued in business combinations	—	—	—	—	2,100,660	—	—	—	102,888	—	—	102,888	—	102,888
Noncontrolling interest acquired in business combination	—	—	—	—	—	—	—	—	—	—	—	—	1,036	1,036
Donated common stock	—	—	—	—	40,266	—	—	—	2,226	—	—	2,226	—	2,226
Stock based compensation	—	—	—	—	—	—	—	—	7,395	—	—	7,395	—	7,395
Comprehensive loss														
Foreign currency translation	—	—	—	—	—	—	—	—	—	(61)	—	(61)	—	(61)
Net loss	—	—	—	—	—	—	—	—	—	—	(61,379)	(61,379)	(2)	(61,381)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(61)	(61,379)	(61,440)	(2)	(61,442)
Balance, December 31, 2021	—	—	—	—	43,998,404	—	2,676,154	—	597,641	149	(173,341)	424,449	1,034	425,483
Vesting of restricted stock units	—	—	—	—	72,968	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	684,916	—	—	—	3,715	—	—	3,715	—	3,715
Other common stock issued	—	—	—	—	5,577	—	—	—	281	—	—	281	—	281
Donated common stock	—	—	—	—	60,399	—	—	—	2,272	—	—	2,272	—	2,272
Stock based compensation	—	—	—	—	—	—	—	—	19,172	—	—	19,172	—	19,172
Comprehensive loss														
Foreign currency translation	—	—	—	—	—	—	—	—	—	(121)	—	(121)	40	(81)
Net loss	—	—	—	—	—	—	—	—	—	—	(76,025)	(76,025)	16	(76,009)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(76,146)	56	(76,090)
Balance, December 31, 2022	—	$ —	—	$ —	44,822,264	$ —	2,676,154	$ —	$ 623,081	$ 28	$ (249,366)	$ 373,743	$ 1,090	$ 374,833

See accompanying notes to the consolidated financial statements.

65

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (76,009)	$ (61,381)	$ (31,085)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	7,819	3,596	3,120
Impairment of assets	824	—	1,592
Reduction in carrying amount of right-of-use asset	7,236	1,056	1,045
Stock based compensation	19,172	7,395	1,006
Non-cash interest expense	—	111	320
Loss on debt extinguishment	—	272	—
Revaluation of contingent consideration	817	—	—
Loss (income) from unconsolidated joint venture	130	(41)	—
Donation of common stock	2,272	2,226	—
Losses on marketable securities	1,855	2,002	—
Loss on sale of property and equipment	47	20	—
Inventory write-off	133	—	(15)
Amortization of deferred costs on convertible notes	1,718	—	—
Deferred taxes benefit	(653)	(179)	—
Restructuring charge	1,549	—	—
Changes in other assets and liabilities:			
Accounts receivable, net	(16,923)	(11,117)	(2,130)
Inventory	351	293	(956)
Prepaid expenses	(1,616)	(4,025)	(210)
Other assets	(7,016)	464	(469)
Accounts payable	(215)	5,215	(2,350)
Accrued expenses	403	(12,008)	8,569
Contract liabilities	515	(1,625)	518
Lease liabilities	(5,727)	(845)	(1,004)
Income taxes payable	743	—	—
Net cash used in operating activities	(62,575)	(68,571)	(22,049)
Cash flows from investing activities:			
Purchase of marketable securities	(284,096)	(267,467)	—
Proceeds from sale of marketable securities	58,927	235,000	—
Purchase of short-term investments	—	—	(17,711)
Proceeds from short-term investments	—	—	28,571
Purchases of property and equipment	(13,650)	(6,262)	(4,190)
Proceeds from life insurance	—	627	—
Proceeds from sale of property and equipment	189	—	—
Cash paid for business combinations, net of cash acquired	—	(174,646)	—
Net cash (used in) provided by investing activities	(238,630)	(212,748)	6,670
Cash flows from financing activities:			
Proceeds from issuance of Series A-2, Series B, Series C, Series D and Series E convertible preferred stock, net of issuance costs	—	—	52,409
Repurchase of Series A-2, Series B, Series C and Series D convertible preferred stock	—	—	(12,852)
Deemed dividend to preferred stockholders	—	—	(8,801)
Proceeds from initial public offering, net of underwriters' discount	—	325,263	—
Payments in connection with initial public offering	—	(3,678)	—
Proceeds from stock options exercised	3,715	2,291	518
Proceeds from term loan	—	—	4,000
Repayment of term loan	—	(16,136)	—
Proceeds from the exercise of warrants	—	40	—
Proceeds from issuance of convertible notes	287,500	—	—
Costs incurred in connection with issuance of convertible notes	(9,309)	—	—
Payment of contingent consideration	(932)	—	—
Proceeds from other borrowings	—	—	4,783
Repayment of other borrowings	—	—	(4,783)
Payments on finance lease obligations	(2)	(12)	(13)
Net cash provided by financing activities	280,972	307,768	35,261
Effect of foreign currency translation on cash and cash equivalents	(367)	(61)	(130)
Net (decrease) increase in cash and cash equivalents	(20,600)	26,388	19,752
Cash and cash equivalents at beginning of the year	86,262	59,874	40,122
Cash and cash equivalents at end of the year	$ 65,662	$ 86,262	$ 59,874
Supplemental cash flow information:			
Cash paid for interest	$ 1,414	$ 907	$ 1,269
Non-cash investing and financing activities:			
Non-cash purchase of property and equipment	279	—	—
Non-cash consideration in connection with business combinations	(518)	2,339	—
Shares issued in business combinations	—	102,888	—

See accompanying notes to the consolidated financial statements.

(1)   Organization and Description of Business

Xometry, Inc. ("Xometry", the "Company", "we", or "our") was incorporated in the State of Delaware in May 2013. Xometry is a global online marketplace connecting buyers with suppliers of manufacturing services, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source manufactured parts and assemblies, and empower suppliers of manufacturing services to grow their businesses. Xometry's corporate headquarters is located in North Bethesda, Maryland.

We use proprietary technology to enable product designers, engineers, buyers, and supply chain professionals to instantly access the capacity of a global network of manufacturing facilities. The Company's platform makes it possible for buyers to quickly receive pricing, expected lead times, manufacturability feedback and place orders on the Company's platform. The network allows the Company to provide high volumes of unique parts, including custom components and aftermarket parts for its buyers.

Xometry's suppliers' capabilities include computer numerical control manufacturing, sheet metal forming, sheet cutting, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, stamping, injection molding, urethane casting, tube cutting, tube bending, as well as finishing services, rapid prototyping and high-volume production.

We empower suppliers to grow their manufacturing businesses and improve machine uptime by providing access to an extensive, diverse base of buyers. We also offer suppliers supporting products and services to meet their unique needs. Our suite of supplier services includes a cloud-based manufacturing execution system, access to competitively priced tools, materials and supplies from leading brands and financial service products to stabilize and enhance cash flow. In addition, we offer suppliers digital marketing and data solutions and SaaS based solutions to help suppliers optimize their productivity. In 2021, we acquired Thomas Publishing Company ("Thomas") and Fusiform, Inc. (d/b/a FactoryFour) ("FactoryFour"), expanding our basket of supplier services to include advertising and marketing services and to a lesser extent SaaS based solutions to help suppliers optimize their productivity.

During 2022, we launched the Industrial Buying Engine™ ("IBE"), which helps customers source and purchase from the more than 500,000 suppliers on Thomasnet.com. The IBE digitizes the old and time-consuming request-for-quote process and allows buyer and suppliers to transact on Thomasnet. In addition, through IBE buyers can receive instant quotes from Xometry. We also introduced Workcenter which gives suppliers a one-stop view into all of their Xometry and non-Xometry work. A cloud-based manufacturing execution system, Workcenter brings the job board and financial services into one, easy-to-use platform. With Workcenter, shop owners can build and manage workflows for all their projects, including those from non-Xometry customers, and also quote new projects from Xometry and Thomas.

(2)   Summary of Significant Accounting Policies

(a)   *Principles of Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of Xometry and its subsidiaries. All intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements and related disclosures are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company has two reporting segments which are referred to as: (1) the United States ("U.S.") and (2) International.

Foreign Operations and Comprehensive Loss

The U.S. dollar ("USD") is the functional currency for Xometry's consolidated subsidiary operating in the U.S. The primary functional currency for the Company's consolidated subsidiaries operating in Germany and to a lesser extent, China and Japan, is the Euro, Yuan and the Yen, respectively. For the Company's consolidated subsidiaries whose functional currencies are not the USD, the Company translates their financial statements into USD. The Company translates assets and liabilities at the exchange rate in effect as of the financial statement date. Revenue and expense accounts are translated using an average exchange rate for the period. Gains and losses resulting from translation are included in accumulated other comprehensive income ("AOCI"), as a separate component of equity.

Noncontrolling Interest

In connection with the acquisition of Thomas on December 9, 2021, we assumed a 66.67% ownership in Incom Co., LTD. As we have a controlling interest in Incom Co., LTD, we have consolidated Incom Co., LTD into our financial statements since December 9, 2021. The portion of equity in Incom Co., LTD not owned by the Company is accounted for as a noncontrolling interest. We present the portion of any equity that we do not own in a consolidated entity as noncontrolling interest and classify their interest as a component of total equity, separate from total stockholders' equity (deficit) on our Consolidated Balance Sheets. We include net income (loss) attributable to the noncontrolling interests in net income (loss) in our Consolidated Statements of Operations and Comprehensive Loss.

(b) *Reclassifications*

Certain line items on the Company's consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

(c) *Use of Estimates*

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) *Business Combinations*

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

(e) *Fair Value Measurements and Financial Instruments*

The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of certain of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and contract liabilities approximate their fair values due to their short maturities. The Company's marketable securities are recorded at fair value.

(f) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash held in checking accounts. These investments are stated at cost, which approximates fair value.

(g)   *Marketable Securities*

The Company measures its marketable securities at fair value and recognizes any changes in fair value in net loss. Our marketable securities represent our investments in a short term bond fund and or money market fund. We consider our marketable securities as available for use in current operations, and therefore classify these securities as current assets on the Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company's marketable securities of $253.8 million and $30.5 million respectively, were recorded at fair value, within Level 1 of the fair value hierarchy. The fair value of the Company's Level 1 financial instruments is based on quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. During the years ended December 31, 2022 and 2021, the Company recorded losses of $1.9 million and $2.0 million, respectively related to these securities which is recorded in other expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(h)   *Accounts Receivable*

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances. Our accounts receivable do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the Consolidated Statements of Cash Flows. For buyers for which Xometry provides credit, the Company performs credit inquiries, including references checks, and queries credit ratings services and other publicly available information. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on the age of the outstanding amounts, each customer's expected ability to pay and collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions to determine whether the allowance is appropriate. The Company reviews its valuation allowance monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Allowance For Credit Losses

The allowance for credit losses related to accounts receivable and changes were as follows (in thousands):

	2022		2021		2020
Allowance for credit losses					
Balance at beginning of year, January 1	$	809	$	569	$	378
Charge to provision accounts		1,324		295		315
Recoveries or other		(145)		(55)		(124)
Balance at year end, December 31	$	1,988	$	809	$	569

(i)   *Inventory*

Inventory consists primarily of work-in-progress, tools, raw materials and finished goods. Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts, if needed.

(j)   *Property and Equipment and Long-Lived Assets*

Property and equipment are stated at cost. Equipment under finance leases is stated at the present value of minimum lease payments. Depreciation is calculated on the straight-line method over the estimated useful life of the assets, which range from three to seven years, or in the case of leasehold improvements, over the shorter of the remaining lease term or the useful life of the asset.

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Property and equipment includes capitalized internal-use software development costs. Eligible internal-use software development costs are capitalized subsequent to the completion of the preliminary project stage. Such costs include internal and external direct development costs totaling $11.5 million and $5.2 million for the years ended December 31, 2022 and 2021, respectively. After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization is discontinued and the internal-use software costs are placed in service and amortized using the straight-line method over the estimated useful life of the software, generally three years.

(k) *Investment In Unconsolidated Joint Venture*

We account for our investment in unconsolidated joint venture using the equity method of accounting as we exercise significant influence, but do not control the entity. Under the equity method of accounting, the net equity investments of the Company are reflected in the accompanying Consolidated Balance Sheets and the Company's share of net income from the joint venture is included in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investment in the unconsolidated joint venture may be other-than-temporarily-impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such a decline in value is deemed to be other than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. This evaluation consists of several qualitative and quantitative factors including recent financial results and operating trends of the investee and available information that may affect the value of our investment.

No impairment loss on our investment in unconsolidated joint venture was recognized during the years ended December 31, 2022 and 2021.

(l) *Revenue*

The Company derives the majority of its marketplace revenue in the U.S. and Europe from the sale of parts and assemblies fulfilled using a vast network of suppliers. The Company recognizes revenue from the sales to our customers pursuant to Financial Accounting Standard Board's ("FASB") Accounting Standards Codification ("ASC") *Topic 606, Revenue from Contracts with Customers* ("ASC 606").

The Company determines that a contract exists between the Company and the customer when the customer accepts the quote and places the order, all of which are governed by the Company's standard terms and conditions or other agreed terms with Xometry's buyers. Upon completion of an order through Xometry's platform, the Company identifies the performance obligation(s) within that order to complete the sale of the manufactured part(s) or assembly. Using Xometry's in-house technology, the Company determines the price for the manufactured part(s) or assembly on a stand-alone basis at order initiation. The Company recognizes revenue from sales to Xometry's customers upon shipment, at which point control over the part(s) or assembly have transferred.

The Company has concluded that the Company is principal in the sale of part(s) and assemblies that use the Company's network of third-party manufacturers because the Company controls the manufacturing by obtaining a right to direct a third-party manufacturer to fulfill the performance obligation Xometry has with the Company's customers on Xometry's behalf. The Company has considered the following conditions of the sale: (i) the Company has the obligation of providing the specified product to the customer, (ii) the Company has discretion with respect to establishing the price of the product and the price the Company pays the suppliers and the Company has margin risk on all of Xometry's sales, (iii) the Company has discretion in determining how to fulfill each order, including selecting the supplier and (iv) Xometry bears certain risk for product quality to the extent the customer is not satisfied with the final product.

Xometry also derives revenue from its supplier services which is a suite of services offered to our suppliers. Our revenue also includes the sale of advertising. This revenue is generally recognized as control is transferred to the customer, in an amount reflecting the consideration we expect to be entitled to in exchange for such product or service. From time to time, a purchase order with a customer may involve multiple performance obligations, including a combination of some or all of our products. Judgment may be required in determining whether products are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation. Revenue is recognized over the period or at the point in time in which the performance obligations are satisfied. Consideration is typically determined based on a fixed unit price for the quantity of product transferred. For purchase orders involving multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling price, and recognized as revenue when each individual product or service is transferred to the customer.

Revenue is shown net of estimated returns, refunds, and allowances. At December 31, 2022 and 2021, the Company has a provision for estimated returns, refunds or allowances of $0.3 million and $0.2 million, respectively.

Sales tax collected from customers and remitted to governmental authorities is excluded from revenue.

Contract Liabilities

Contract liabilities are derived from payments received at the time an order is placed, for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Company's revenue recognition criteria described above.

The following table is a summary of the contract liabilities (in thousands):

Rollforward of contract liabilities:		
Contract liabilities at December 31, 2020	$	2,355
Acquired contract liabilities		6,634
Revenue recognized		(126,997)
Payments received in advance		125,871
Contract liabilities at December 31, 2021		7,863
Revenue recognized		(171,709)
Payments received in advance		172,355
Contract liabilities at December 31, 2022	$	8,509

Sales Contract Acquisition Costs

The Company's incremental costs to obtain a contract may include a sales commission which is generally determined on a per order basis. For contracts in excess of one year, the Company amortizes such costs on a straight-line basis over the average customer life of two years for new customers and over the renewal period for existing customers which is generally one year. Sales commissions are included in Xometry's sales and marketing expenses in the Consolidated Statements of Operations and Comprehensive Loss. For the year ended December 31, 2022 and 2021, we recognized approximately $4.9 million and $0.5 million, respectively of amortization related to deferred sales commissions. As of December 31, 2022 and 2021, the Company had deferred sales contract acquisition costs of $3.3 million and $5.3 million, respectively which is classified in other current assets on the Consolidated Balance Sheets.

(m)   *Cost of Revenue*

Cost of revenue for marketplace primarily consists of the cost of the products that are manufactured or produced by the Company's suppliers for delivery to buyers on the Company's platform, internal and external production costs, shipping costs, and certain internal depreciation.

Cost of revenue for supplier services primarily consists of internal and external production costs and website hosting.

(n)   *Leases*

The Company determines if an arrangement contains a lease and the classification of that lease, if applicable, at its inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities and operating lease liabilities (net of current portion) in the Consolidated Balance Sheets. The Company has finance leases as detailed in the Long-Lived Assets section above. For leases with terms of twelve months or less, the Company does not recognize ROU assets or lease liabilities on the Consolidated Balance Sheets. Additionally, the Company elected to use the practical expedient to not separate lease and non-lease components for leases of real estate, meaning that for these leases, the non-lease components are included in the associated ROU asset and lease liability balances on the Company's Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company's operating leases is generally not determinable, as such the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of the Company's leases include options to extend or terminate the lease. The expected lease term includes options to extend or terminate the lease when it is reasonably certain the Company will exercise such option.

Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

(o)   *Sales and Marketing*

Sales and marketing expenses are expensed as incurred and include the costs of digital marketing strategies, branding costs and other advertising costs, certain depreciation and amortization expense, contract acquisition costs and compensation expenses, including stock-based compensation, to the Company's sales and marketing employees. For the years ended December 31, 2022, 2021 and 2020, the Company's advertising costs were $33.5 million, $20.7 million and $12.0 million, respectively.

(p)   *Operations and Support*

Operations and support expenses are the costs the Company incurs in support of the customers and suppliers on Xometry's platforms which are provided by phone, email and chat for purposes of resolving customer and supplier related matters. These costs primarily consist of compensation expenses of the support staff, including stock-based compensation, certain depreciation and amortization expense and software costs used in delivering customer and supplier services.

(q)   *Product Development*

Product development costs which are not eligible for capitalization are expensed as incurred. This account also includes compensation expenses, including stock-based compensation to the Company's employees performing these functions and certain depreciation and amortization expense.

(r)   *General and Administrative*

General and administrative expenses primarily consist of compensation expenses, including stock-based compensation expenses, for executive, finance, legal and other administrative personnel, professional service fees and certain depreciation and amortization expense.

(s)   *Stock Based Compensation*

All stock-based compensation, including stock options and restricted stock units are measured at the grant date fair value of the award. The Company estimates grant date fair value of stock options using the Black-Scholes option-pricing model. The fair value of stock options and restricted stock units is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years. The fair value of the restricted stock units is determined using the fair value of the Company's Class A common stock on the date of grant. Forfeitures are recorded in the period in which they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

- expected annual dividend yield;

- expected volatility over the expected term;

- expected term;

- risk free interest rate;

- per share value of the underlying common stock; and

- exercise price.

For all stock options granted, the Company calculated the expected term using the simplified method for "plain vanilla" stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury issues similar in duration to the expected term of the stock-based award. As there was no public market for the Company's common stock prior to the IPO, the Company estimates its expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

(t)   *Net Loss Per Share Attributable to Common Stockholders*

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the year. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the year. For the years in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive. Vested RSUs that have not been settled have been included in the appropriate common share class used to calculate basic net loss per share.

Subsequent to the Company's IPO on July 2, 2021, the Company computes net loss per share using the two-class method required for multiple classes of common stock and participating securities. The two-class method requires income available to common stockholders for the year to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the year had been distributed. Certain unvested share-based payment awards that contain nonforfeitable rights to dividends are treated as participating securities and therefore included in computing net income per share using the two-class method. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share proportionately in the Company's net losses.

(u)   *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is established.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained and are measured at the largest amount that is greater than 50% likely of being realized. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. Changes in recognition or measurement are reflected in the year in which the change in judgment occurs.

(v)   *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w)   *Intangible Assets*

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from one to 17 years. Xometry reviews definite-lived intangible assets for impairment under the long-lived asset model described in Property and Equipment and Long-Lived Assets above.

(x)   *Goodwill*

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. As of December 31, 2022 and 2021, the Company's goodwill is attributable to the U.S. reporting unit. Goodwill is not amortized. The Company tests goodwill for impairment annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that the carrying value of a reporting unit, including goodwill, might be impaired.

In testing for goodwill impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors assessed may include the following: (i) significant changes in the manner of our use of the assets or the strategy of our overall business, (ii) certain restructuring initiatives, (iii) significant negative industry or economic trends and (iv) significant decline in our share price for a sustained period. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we conclude otherwise, we proceed to the quantitative assessment. During the years ended December 31, 2022 and 2021, the Company performed its qualitative assessment and determined that it was more likely than not that the fair value of our reporting units exceeded their carrying values.

When impairment indicators are identified the Company compares each reporting unit's fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between each reporting unit's carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

Xometry determines the fair value of each reporting unit using an income approach. Under the income approach, the Company based fair value on estimated discounted future cash flows of each reporting unit. Determining the fair value of each reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others (Level 3).

(y)   *Recently Issued Accounting Standards*

New Accounting Adopted during the Year Ended December 31, 2022

In August 2020, the FASB issued Accounting Standards Update ("ASU") 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), which reduced the number of models used to account for convertible instruments, amends the accounting for certain contracts in an entity's own equity that would have previously been accounted for as derivatives, and modifies the diluted earnings per share calculations for convertible instruments. We adopted ASU 2020-06 on January 1, 2022. As a result of the adoption of ASU 2020-06, the convertible notes issued in February 2022 were considered to be debt with no allocation to equity.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses ("Topic 326"), *Measurement of Credit Losses on Financial Instruments*. Topic 326 changes the impairment model for most financial assets and certain other instruments. Under the new standard, entities holding financial assets and net investment in leases that are not accounted for at fair value through net income are to be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Topic 326 was originally effective for the Company on January 1, 2023 given our Emerging Growth Company status. We lost our Emerging Growth Company status on January 1, 2023. Therefore, the Company applied Topic 326 on July 1, 2022. The adoption of Topic 326 on July 1, 2022 did not have a material impact on the Company's consolidated financial statements and related disclosures.

There are currently no other accounting standards that have been issued, but not yet adopted, that are expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

(3)   Credit Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash, which at times may exceed federally insured limits, in deposit accounts at major financial institutions. Most of the Company's customers are located in the United States.

For 2022 and 2021, no one customer accounted for more than 10% of the Company's revenues. As of December 31, 2022 and 2021, no single customer accounted for more than 10% of the Company's accounts receivable.

(4)   Inventory

Inventory consists of raw materials, work-in-process, tools inventory and finished goods. Raw materials (plastics and metals) become manufactured products in the additive and subtractive manufacturing processes. Work-in-progress represents manufacturing costs associated with customer orders that are not yet complete. The tools inventory primarily consists of small consumable machine tools, cutting devices, etc. Finished goods represents product awaiting shipment. Inventory consists of the following as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Raw materials	$ 119	$ 105
Work-in-progress	675	1,324
Tools inventory	477	365
Finished goods	300	239
Total	$ 1,571	$ 2,033

(5) **Property and Equipment and Long-Lived Assets**

Property and equipment consist of the following as of December 31, 2022 and 2021 (in thousands):

	Useful Life	December 31, 2022	December 31, 2021
Technology hardware	3 years	$ 2,927	$ 2,220
Manufacturing equipment	5 years	2,892	2,946
Capitalized software development	3 years	24,343	13,126
Patent	17 years	—	157
Leasehold improvements	Shorter of useful life or lease term	1,345	1,222
Furniture and fixtures	7 years	1,705	1,155
Total		33,212	20,826
Less accumulated depreciation		(14,133)	(10,539)
Property and Equipment, net		$ 19,079	$ 10,287

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 82	$ 104	$ 230
Sales and marketing	-	11	23
Operations and support	57	155	193
Product development	3,158	2,655	1,543
General and administrative	700	207	298
Total depreciation expense	$ 3,997	$ 3,132	$ 2,287

During the year ended December 31, 2022, the Company recorded impairments of approximately $0.8 million related to abandoned software projects that were previously in development, furniture, fixtures and equipment and/or other assets to be disposed. During the year ended December 31, 2022, $0.5 million of these impairments were recorded in our U.S. reporting segment and $0.3 million of these impairments were recorded in our International reporting segment. No impairments were recorded on our property and equipment during the years ended December 31, 2021 and 2020.

(6) **Leases**

The Company leases its offices under non-cancelable lease agreements which expire between 2023 and 2029. Certain of these arrangements have free rent, escalating rent payment provisions, lease renewal options, and tenant allowances. Because the Company is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term, and the associated potential option payments are excluded from the lease payments. Under such arrangements, the Company recognizes an ROU asset and lease liability on the Consolidated Balance Sheets. Variable rent may include items such as common area maintenance and real estate taxes.

The Company subleases a portion of its office in New York City to three other companies (the "Sublessees"). The Sublessees pay the Company a portion of the rent under the existing lease with the landlord (the "Head Lease"), the Company was not relieved from its legal obligation to the landlord under the Head Lease. Accordingly, an operating lease liability and an operating lease ROU asset was reflected on the Company's Consolidated Balance Sheets related to the Head Lease.

Operating lease expense for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

| | | Year Ended December 31, | | | | |
	2022		2021		2020	
Cost of revenue	$	82	$	93	$	196
Operations and support		-		137		—
General and administrative		7,706		1,512		1,024
Total operating lease expense	$	7,788	$	1,742	$	1,220

Our lease costs for the year ended December 31, 2022 are presented below (in thousands):

		Year Ended December 31, 2022
Lease costs:		
Operating lease costs	$	6,805
Variable lease costs		1,083
Short-term lease costs		160
Amortization of in-place lease intangible assets		386
Amortization of in place lease asset - below market		1,332
Sublease income		(1,978)
Total operating lease cost	$	7,788

Our lease costs for the years ended December 30, 2021 and 2020, were primarily operating lease costs.

The following table includes supplemental cash and non-cash information related to Xometry's leases during 2022, 2021 and 2020 (in thousands):

| | | Year Ended December 31, | | | |
	2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases	$	6,472	$	1,600	1,222
Financing cash flows from financing leases		2		12	13
Right of use assets obtained in exchange for lease obligations:		5,730		26,706	95
Reduction to right of use assets resulting from reductions to lease obligations:		(67)		(84)	—

The increase in our ROU assets at December 31, 2022, as compared to December 31, 2021, is primarily due to our new lease in North Bethesda, Maryland and new and/or amended leases in Europe. The increase in our ROU lease assets at December 31, 2021, as compared to December 31, 2020, is primarily related to our acquisitions during the fourth quarter of 2021, see Note 13 - Acquisitions.

Xometry's aggregate annual lease obligations at December 31, 2022 are as follows (in thousands):

		Operating Leases
2023	$	6,418
2024		7,461
2025		6,512
2026		1,356
2027		1,118
Thereafter		2,159
Total undiscounted lease obligations		25,024
Less imputed interest		(2,613)
Net lease obligations	$	22,411

The following are the remaining weighted average lease terms and discount rates for Xometry's leases as of December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Weighted average remaining lease term (in years)	3.76	3.83
Weighted average discount rate	4.78%	4.05%

(7)   Common Stock

Initial Public Offering

On July 2, 2021, the Company closed its planned initial public offering ("IPO"), in which it issued and sold 7,906,250 shares of its Class A common stock. The initial offering price was $44.00 per share. The Company received net proceeds of approximately $325.3 million from the IPO after deducting underwriting discounts and commissions of $22.6 million. The Company also incurred approximately $3.7 million of other offering costs in connection with its IPO.

Upon the closing of the IPO on July 2, 2021, 8,665,797 shares of outstanding common stock were reclassified into Class A common stock, 27,758,941 shares of outstanding convertible preferred stock were converted into Class A common stock, and 2,676,154 shares of Class A common stock were exchanged by our co-founders for an equivalent number of shares of Class B common stock pursuant to the terms of the exchange agreement.

Also on July 2, 2021, the Company reserved 402,658 shares of its Class A common stock, representing 1% of the Company's fully diluted capitalization as of the date of approval by our board of directors, for charitable contributions to non-profit organizations. These shares will be issued over the next five years, in an amount not to exceed 20% of the initial reserve amount per calendar year. During 2022 and 2021, the Company donated 60,399 and 40,266 shares of its Class A common stock, respectively, to a donor advised fund and recognized an expense associated with the charitable contribution of approximately $2.3 million and $2.2 million which is recorded in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss.

Prior to the Company's IPO on July 2, 2021, holders of common stock were entitled to one vote per share, receive dividends and, upon liquidation or dissolution, were entitled to receive all assets available for distribution to stockholders. The holders had no preemptive or other subscription rights and there were no redemption or sinking fund provisions with respect to such shares. Common stock was subordinate to the preferred stock with respect to dividend rights, rights upon liquidation, and dissolution of the Company.

On July 2, 2021, the Company amended and restated its certificate of incorporation to provide for two classes of common stock: Class A common stock and Class B common stock. The Company's authorized capital stock consists of 805 million shares, all with a par value of $0.000001 per share, of which:

- 750,000,000 are designated Class A common stock;

- 5,000,000 are designated Class B common stock; and

- 50,000,000 are designated preferred stock.

Shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects, including but not limited to dividends and distributions, liquidation rights, change of control transactions, subdivisions and combinations, no preemptive or similar rights, and conversion. Class B common stock may be converted to Class A common stock, at any time or from time to time as provided for in the certificate of incorporation. No Class B common stock were converted to Class A common stock during 2022.

Holders of our Class A common stock are entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 20 votes per share on any matter submitted to a vote of our stockholders.

(8)   Convertible Preferred Stock

The Company issued the following series of its preferred stock–Series Seed-1 Convertible Preferred Stock in September 2013, Series Seed-2 Convertible Preferred Stock in July 2014, Series A-1 Convertible Preferred Stock in October 2015, Series A-2 Convertible Preferred Stock in December 2016 and July 2020, Series B Convertible Preferred Stock in June 2017 and July 2020, Series C Convertible Preferred Stock in June 2018 and July 2020, Series D Convertible Preferred Stock in May 2019 and July 2020, Series E Convertible Preferred Stock in July 2020 (collectively referred to as the "Convertible Preferred Stock").

As of December 31, 2020, the numbers of authorized and outstanding shares in the Convertible Preferred Stock, with their total respective liquidation preferences, were as follows (in thousands, except share and per share data):

| | | Shares | | Liquidation | Carrying |
	Par Value	Authorized	Outstanding	preference	Value
Series:					
Series Seed-1 Convertible Preferred Stock	$0.000001	4,200,000	4,200,000	$ 4,200	$ 4,200
Series Seed-2 Convertible Preferred Stock	$0.000001	2,188,322	2,188,322	2,998	2,998
Series A-1 Convertible Preferred Stock	$0.000001	4,211,094	4,211,094	8,800	8,704
Series A-2 Convertible Preferred Stock	$0.000001	1,591,230	1,591,230	12,884	12,839
Series B Convertible Preferred Stock	$0.000001	4,132,055	4,044,271	20,764	20,347
Series C Convertible Preferred Stock	$0.000001	3,754,201	3,754,201	26,248	26,004
Series D Convertible Preferred Stock	$0.000001	5,494,064	5,494,064	54,933	54,864
Series E Convertible Preferred Stock	$0.000001	2,400,000	2,275,759	32,693	30,757
Totals		27,970,966	27,758,941	$ 163,520	$ 160,713

In connection with the Company's IPO on July 2, 2021, 27,758,941 shares of Convertible Preferred Stock were converted to Class A common stock. Of those 27,758,941 shares of Convertible Preferred Stock, 407,308 were exchanged for Class B common stock.

During 2020, certain Series A-2, B, C and D Convertible Preferred stockholders planned to sell their Convertible Preferred Stock to a third party. The Company exercised its right of first refusal to reacquire these shares of Convertible Preferred Stock from these certain stockholders at the same price the third party was willing to pay for such shares of Convertible Preferred Stock. In conjunction with the Series E offering, the Company sold the same shares of Series A-2, B, C and D Convertible Preferred Stock to the Series E investors for the same price that the Company paid to acquire such shares of Convertible Preferred Stock. The Company recorded an $8.8 million deemed dividend to the selling stockholders, which represents the excess of the purchase price of the shares of Convertible Preferred Stock purchased by the Company over the original cost of the shares and was recorded in additional paid-in-capital and accumulated deficit.

The following table is a reconciliation of the Convertible Preferred Stock reacquired and reissued in 2020 (in thousands, except share data):

	2019 Outstanding Convertible Preferred Stock	2020 Convertible Preferred Stock Repurchased	2020 Convertible Preferred Issued	2020 Outstanding Convertible Preferred Stock	2019 Carrying Value	2020 Cash Paid to Reacquire Convertible Preferred Stock	2020 Convertible Preferred Issuance	2020 Carrying Value
Series:								
Series Seed-1 Convertible Preferred Stock	4,200,000	—	—	4,200,000	$ 4,200	$ —	$ —	$ 4,200
Series Seed-2 Convertible Preferred Stock	2,188,322	—	—	2,188,322	2,998	—	—	2,998
Series A-1 Convertible Preferred Stock	4,211,094	—	—	4,211,094	8,704	—	—	8,704
Series A-2 Convertible Preferred Stock	1,591,230	(1,136,622)	1,136,622	1,591,230	6,957	(5,001)	10,883	12,839
Series B Convertible Preferred Stock	4,044,271	(390,152)	390,152	4,044,271	18,612	(2,001)	3,736	20,347
Series C Convertible Preferred Stock	3,754,201	(405,453)	405,453	3,754,201	24,756	(2,700)	3,948	26,004
Series D Convertible Preferred Stock	5,494,064	(314,659)	314,659	5,494,064	54,929	(3,150)	3,085	54,864
Series E Convertible Preferred Stock	—	—	2,275,759	2,275,759	—	—	30,757	30,757
Totals	25,483,182	(2,246,886)	4,522,645	27,758,941	$ 121,156	$ (12,852)	$ 52,409	$ 160,713
Deemed dividend paid to preferred stockholders						(8,801)		
Total						$ (21,653)		

(a) Voting

Each share of Convertible Preferred Stock had voting rights equal to an equivalent number of shares of common stock into which was convertible and votes together as one class with the common stock.

(b) Dividends

The holders of the Convertible Preferred Stock and the holders of the shares of common stock were entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of any assets legally available therefore, on an as-converted basis. Prior to the payment of any dividend to the holders of common stock (other than dividends of common stock), the Company was required to pay a dividend on each outstanding share of Convertible Preferred Stock equal to 8% of the applicable original issue price of such share of Convertible Preferred Stock, having accrued from the date the first share of Series E Convertible Preferred Stock was issued. Dividends are not mandatory or cumulative and no rights or interest shall accrue to the holders of Convertible Preferred Stock and common stock, unless declared.

(c) Conversion

Each share of Convertible Preferred Stock was convertible, at the option of the holder, into one share of common stock, as determined by dividing its issuance price per share by the applicable conversion price, subject to adjustments. Each share of Convertible Preferred Stock would automatically convert into common stock upon either (i) closing of a public offering with gross proceeds of at least $50 million and the purchase price of such shares is at least $20.43 per share or (ii) written consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock electing such a conversion, provided, however, that the conversion of the Series D Convertible Preferred Stock and Series E Convertible Preferred Stock required the vote or written consent of a majority of the outstanding shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, respectively.

(d) Liquidation and Share Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Convertible Preferred Stock, on a pari passu basis, were entitled to liquidation preference equal to the original purchase price plus declared and unpaid dividends. After payment of the amounts above, if assets or funds remain in the Company, all remaining assets and funds were to be distributed pro rata among holders of common stock.

The holders of Convertible Preferred Stock had no voluntary rights to redeem their shares. The Convertible Preferred Stock had deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the Convertible Preferred Stock was not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company's control. As a result of these liquidation features, all shares of Convertible Preferred Stock were classified outside of stockholders' deficit as temporary equity on the Consolidated Balance Sheets. The carrying values of the Company's Convertible Preferred Stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values would be made only if and when it became probable the preferred shares would become redeemable.

(9)   Stock Based Compensation

In 2014, the Company adopted a stock compensation plan (the "2014 Equity Incentive Plan") pursuant to which the Company may grant stock options, stock purchase rights, restricted stock awards, or stock awards to employees, directors and consultants (including prospective employees, directors, and consultants). This plan was terminated in February 2016. No additional awards may be granted under the 2014 Equity Incentive Plan, however, outstanding awards continue in full effect in accordance with their existing terms.

In 2016, the Company adopted a stock compensation plan (the "2016 Equity Incentive Plan") pursuant to which the Company may grant stock options, stock purchase rights, restricted stock awards, or stock awards to employees, directors and consultants (including prospective employees, directors, and consultants). No additional awards may be granted under the 2016 Equity Incentive Plan, however, outstanding awards continue in full effect in accordance with their existing terms.

In connection with the IPO on July 2, 2021, the Company's board of directors adopted the 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan"). The 2021 Equity Incentive Plan provides for the grant of incentive stock options ("ISOs"), non-statutory stock options ("NSOs"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other awards, or collectively, awards. ISOs may be granted only to Xometry employees, including Xometry officers, and the employees of Xometry affiliates. All other awards may be granted to Xometry employees, including our officers, Xometry non-employee directors and consultants and the employees and consultants of Xometry affiliates.

As of December 31, 2022, there were 5,032,332 shares available for the Company to grant under the 2021 Equity Incentive Plan.

Stock Options

Prior to the Company's IPO on July 2, 2021, the fair value of the Company's common stock was estimated by management as there was no public market for the Company's common stock. Xometry's market-based methodology considered a number of objective and subjective factors including third-party valuations of its common stock, the valuation of comparable companies, sales of the Company's convertible preferred stock to outside investors in arms-length transactions, the Company's operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst others.

The weighted average assumptions for the year ended December 31, 2022 and 2021 are provided in the following table.

	Year Ended December 31,	
	2022	2021
Valuation assumptions:		
Expected dividend yield	—%	—%
Expected volatility	67%	53%
Expected term (years)	5.9	6.1
Risk-free interest rate	2.2%	1.1%
Fair value of share	$ 37.60	$ 26.96

A summary of the status of the Company's stock option activity and the changes during the years then ended are as follows (in millions, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2019	2,620,527	$ 2.16	8.3	
Granted	1,144,457	3.98	9.1	
Exercised	(465,668)	1.16	4.8	
Forfeited	(131,129)	2.68	—	
Expired	(15,413)	1.46	—	
Balance at December 31, 2020	3,152,774	2.97	8.3	
Exercisable at December 31, 2020	1,193,301	2.14	7.2	
Balance at December 31, 2020	3,152,774	2.97	8.3	
Granted	1,393,431	12.24	—	
Exercised	(1,101,539)	2.07	—	
Forfeited	(148,304)	7.88	—	
Expired	(9,492)	2.65	—	
Balance at December 31, 2021	3,286,870	6.98	8.4	
Exercisable at December 31, 2021	987,622	3.35	7.5	
Balance at December 31, 2021	3,286,870	6.98	8.4	$ 145.5
Granted	377,253	37.60	—	—
Exercised	(682,958)	5.53	—	—
Forfeited	(137,413)	8.18	—	—
Expired	(2,333)	7.57	—	—
Balance at December 31, 2022	2,841,419	11.33	7.7	$ 61.4
Exercisable at December 31, 2022	1,391,047	6.09	7.2	$ 36.4

The weighted average grant date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $22.94, $26.23 and $1.79, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $25.1 million, $19.0 million and $1.6 million, respectively.

At December 31, 2022 and 2021, there was $20.1 million and $21.4 million, respectively, of total unrecognized compensation cost related to unvested stock options granted under the 2021 and 2016 Equity Incentive Plans. That cost is expected to be recognized over a weighted average period of approximately two years and three years as of December 31, 2022 and 2021, respectively.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

In April 2021, the Company granted stock options to purchase up to 1.3 million shares of our common stock at an exercise price of $12.32 per share which generally vest over a requisite service period of four years. In the second quarter of 2021, the Company assessed the fair value of the Company's April 2021 stock option grant, giving consideration to the Company's initial public offering price of $44.00 per share. The Company assumed a $28.00 per share fair value, which was based on a 30% discount from the midpoint of our initial price range, in order to determine the appropriate stock-based compensation expense for financial reporting purposes. The Company estimated that the fair value of the April 2021 grants approximated $25.6 million which is being recognized over 4 years from the grant date.

Restricted Stock Units

A summary of the status of the Company's restricted stock unit activity and the changes during the year ended are as follows (in millions, except share and per share amounts):

	Number of Shares	Weighted Average Grant Date fair value (per share)	Aggregate Intrinsic Value
Unvested RSUs as of December 31, 2020	—	$ —	$ —
Granted	193,722	64.02	—
Vested	(1,954)	73.17	—
Forfeited and cancelled	(5,288)	63.58	—
Unvested RSUs as of December 31, 2021	186,480	63.94	9.6
Granted	917,661	42.54	—
Vested	(73,018)	59.02	—
Forfeited and cancelled	(155,221)	50.15	—
Unvested RSUs as of December 31, 2022	875,902	44.37	28.2

At December 31, 2022 and 2021, there was approximately $31.2 million and $10.7 million, respectively of total unrecognized compensation cost related to unvested restricted stock units granted under the 2021 Equity Incentive Plan. That cost is expected to be recognized over a weighted average period of three years and four years at December 31, 2022 and 2021, respectively. No restricted stock units were granted in 2020.

Total stock-based compensation cost for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Sales and marketing	$ 3,875	$ 1,223	$ 156
Operations and support	6,886	2,659	259
Product development	4,300	1,744	375
General and administrative	4,111	1,769	216
Total stock compensation expense	$ 19,172	$ 7,395	$ 1,006

(10)   Income Taxes

For the year ended December 31, 2022 the Company has income tax expense of less than $0.1 million. The Company had no current or deferred income tax benefit or expense in the U.S. or outside the U.S. for the years ended December 31, 2021 and 2020. This estimated annual effective tax rate of 0% differs from the U.S. federal statutory rate primarily due to the effects of certain permanent items, foreign tax rate differences, and increases in the valuation allowance against deferred tax assets.

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate was as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal tax statutory rate	21%	21%	21%
Foreign rate difference	2	1	3
Permanent difference: stock based compensation	3	1	—
Permanent difference: other	(2)	(1)	—
Goodwill impairment	—	—	(2)
Valuation allowance	(24)	(22)	(22)
	—%	—%	—%

Under GAAP, changes in tax rates and tax law are accounted for in the period of enactment and deferred tax assets and liabilities are measured at the enacted tax rate. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below (in thousands):

| | December 31, | |
	2022	2021
Deferred tax assets:		
Deferred compensation	$ 3,392	$ 2,403
Leases	4,913	3,587
Sec. 163(j) interest limitation carryforward	1,521	526
Allowance for doubtful accounts	501	424
Fixed assets	410	240
Charitable contributions	1,051	548
Unrealized losses	—	501
Other	1,346	530
Net operating loss	63,755	54,570
Total deferred tax assets	76,889	63,329
Less valuation allowance	(60,435)	(47,310)
Total deferred tax assets, net	$ 16,454	$ 16,019
Deferred tax liabilities:		
Leases	$ (5,886)	$ (4,729)
Deferred sales commissions	(1,409)	(1,406)
Acquisition costs and intangibles	(9,576)	(9,884)
Other	(12)	—
Total deferred tax liabilities	(16,883)	(16,019)
Net deferred tax (liability) asset	$ (429)	$ —

Tax Valuation Allowance

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers scheduled reversals of deferred tax liabilities, projecting future taxable income, and tax planning strategies that can be implemented by the Company in making the assessment.

As of December 31, 2022, and 2021, the Company had a valuation allowance of $60.4 million and $47.3 million, respectively, against certain deferred tax assets. The valuation allowance relates to the deferred tax assets of the Company's U.S. entities, including federal and state tax attributes and timing differences, as well as the deferred tax assets of its foreign subsidiaries. The increase in the valuation allowance during 2022 is primarily related to the pre-tax losses generated in the U.S and non-U.S. operations.

Net Operating Loss and Credit Carryforwards

As of December 31, 2022, the Company has net operating loss ("NOL") carryforwards for U.S. federal income tax purposes, and similar state amounts, of approximately $224.6 million available to reduce future income subject to income taxes before limitations. As of December 31, 2022, the Company had a net operating loss carryforward for tax purposes related to its foreign subsidiaries of $33.8 million. U.S. federal net operating carryforwards generated prior to 2018 in the approximate amount of $71.9 million will begin to expire, if not utilized, in 2023. Our non-U.S. net operating loss and U.S. federal net operating losses post 2017 have an indefinite life. Under the provisions of U.S. Internal Revenue Code Section 382, certain substantial changes in the Company's ownership may result in a limitation in the amount of U.S. net operating loss carryforwards that can be utilized annually to offset future taxable income.

During 2022, management completed its evaluation of any limitations on the ability of the Company to utilize the Thomas subsidiary net operating loss carryforward of $58.4 million. As a result of this evaluation, management has determined that the annual limitation, as determined under Section 382 of the Internal Revenue Code, would not prevent the Company from utilizing the net operating losses before expiration to the extent the Company is able to generate sufficient future taxable income.

Uncertain Tax Positions

For uncertain tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. Our gross unrecognized tax benefits related to uncertain tax positions were not material to the Company's financial position or operations for all comparable periods.

The Company's federal and state income tax returns are subject to examination by income taxing authorities, generally for three years after the returns are filed. However, tax attribute carryforwards may still be adjusted upon examination by tax authorities. The Company is not currently under examination by any tax jurisdiction for federal or state income taxation.

(11)   Net Loss Per Share Attributable to Common Stockholders

The Company computes net loss per share of Class A common stock, Class B common stock and participating securities using the two-class method. Basic and diluted EPS are the same for each class of common stock and participating securities because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

| | Year Ended December 31, | | |
	2022	2021	2020
Net loss	$ (76,009)	$ (61,381)	$ (31,085)
Deemed dividend to preferred stockholders	—	—	(8,801)
Net income (loss) attributable to noncontrolling interest	16	(2)	—
Net loss attributable to common stockholders	$ (76,025)	$ (61,379)	$ (39,886)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	47,158,247	26,318,349	7,492,876
Net loss per share attributable to common stockholders, basic and diluted	$ (1.61)	$ (2.33)	$ (5.32)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect, or issuance of such shares is contingent upon the occurrence of an event:

| | December 31, | |
	2022	2021
Stock options outstanding	2,841,419	3,286,870
Unvested restricted stock units	875,902	186,480
Warrants outstanding	87,784	87,784
Shares reserved for charitable contribution	301,993	362,392
Convertible notes	5,123,624	—
Total shares	9,230,722	3,923,526

(12)   Debt Commitments and Contingencies

2027 Convertible Notes

In February 2022, we entered into a purchase agreement with certain counterparties for the sale of an aggregate of $287.5 million principal amount of convertible senior notes due in 2027 (the "2027 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2027 Notes consisted of a $250 million initial placement and an over-allotment option that provided the initial purchasers of the 2027 Notes with the option to purchase an additional $37.5 million aggregate principal amount of the 2027 Notes, which was fully exercised. The 2027 Notes were issued pursuant to an indenture dated February 4, 2022. The net proceeds from the issuance of the 2027 Notes were $278.2 million, net of debt issuance costs. The debt issuance costs are amortized to interest expense using the effective interest rate method.

The 2027 Notes are unsecured obligations which bear regular interest at 1% per annum and for which the principal balance will not accrete. Interest payment are due on February 1 and August 1. The 2027 Notes will mature on February 1, 2027 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The 2027 Notes are convertible into cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock, at our election, at an initial conversion rate of 17.8213 shares of Class A common stock per $1,000 principal amount of 2027 Notes, which is equivalent to an initial conversion price of approximately $56.11 per share of our Class A common stock. The conversion rate is subject to customary adjustments for certain events as described in the indenture governing the 2027 Notes.

We may redeem for cash all or any portion of the 2027 Notes, at our option, on or after February 5, 2025 if the last reported sale price of our Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest or additional interest, if any.

Holders of the 2027 Notes may convert all or a portion of their 2027 Notes at their option prior to November 1, 2026, in multiples of $1,000 principal amounts, only under the following circumstances:

- if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price of the 2027 Notes on each such trading day;

- during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the 2027 Notes for each day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate of the 2027 Notes;

- on a notice of redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, in which case we may be required to increase the conversion rate for the 2027 Notes so surrendered for conversion in connection with such redemption notice; or

- on the occurrence of specified corporate events.

On or after November 1, 2026, the 2027 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date.

Holders of the 2027 Notes who convert the 2027 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2027 Notes, or in connection with a redemption are entitled to an increase in the conversion rate. Additionally, in the event of a fundamental change, holders of the 2027 Notes may require us to repurchase all or a portion of the 2027 Notes at a price equal to 100% of the principal amount of 2027 Notes, plus any accrued and unpaid special interest, if any.

We accounted for the issuance of the 2027 Notes as a single liability measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

The following table presents the outstanding principal amount and carrying value of the 2027 Notes as of the dates indicated (in thousands):

	December 31, 2022
Principal	$ 287,500
Unamortized debt discount	(7,044)
Unamortized debt issuance costs	(547)
Net carrying value	$ 279,909

The annual effective interest rate for the 2027 Notes was approximately 1.6%. Interest expense related to the 2027 Notes for the periods presented below was as follows (in thousands):

	Year Ended December 31, 2022
Coupon interest	$ 2,606
Amortization of debt discount	1,582
Amortization of transaction costs	136
Total interest expense	$ 4,324

The Company estimates the fair value of the 2027 Notes with inputs that are unobservable. The following table presents the carrying value and estimated fair value of the 2027 Notes as of the date indicated (in thousands):

	December 31, 2022	
	Carrying Value	Fair Value
2027 Notes	$ 279,909	$ 257,671 [1]

(1) The fair value is estimated using a discounted cash flow analysis, using interest rate that we believe are offered for similar borrowings (a Level 3 measurement).

Term Loan Facility

The Company was party to an amended and restated loan and security agreement ("Amended Loan and Security Agreement") with Hercules Capital, Inc. ("Hercules") for a term loan ("the Term Loan Facility"). Under the Amended Loan and Security Agreement, effective January 30, 2020, the Company could borrow up to $15 million under the Term Loan Facility, all of which became available to the Company immediately on the agreement date. On July 9, 2021, the Company repaid the full amount of its term loan with Hercules with proceeds from the IPO (see Note 7). In connection with the debt extinguishment, the Company paid Hercules $16.1 million and recorded a loss on debt extinguishment of approximately $0.3 million.

Prior to its repayment, the term loan accrued interest at the greater of (i) 8.7% per annum or (ii) 8.7% per annum plus the prime rate minus 4.75% per annum. The term loan agreement required a maximum $1.2 million end of term fee due and payable on the maturity date of May 1, 2022, however, if the term loan was repaid prior to November 1, 2021, the amount owed would be $0.9 million.

As part of the initial term loan agreement with Hercules, the Company issued a warrant to purchase 87,784 shares of the Company's Series B Convertible Preferred Stock with a strike price of $5.13 per share that expires in May 2025. Upon closing of the IPO on July 2, 2021, the warrant held by Hercules may only be exercised for shares of Class A common stock.

Paycheck Protection Program

In April 2020, the Company received loan proceeds in the amount of approximately $4.8 million under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") enacted March 27, 2020, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The Company paid back the loan principal with interest on July 8, 2020.

Contingencies

The Company from time to time may be subject to various claims and legal proceedings covering a range of matters that arise in the ordinary course of its business activities. In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings is not expected to have a material adverse effect on the Company's financial position or operations.

Restructuring

In December 2022, we initiated a restructuring action to help manage our operating expenses by reducing our workforce by approximately 6%. The workforce reduction focused on realigning our staffing levels to help us meet the current and future objectives of our business. For the year ended December 31, 2022, we incurred $1.5 million for employee termination costs related to this restructuring. The majority of these costs will be paid by the Company in the first quarter of 2023.

The following table shows the total amount incurred and the liability, which is recorded in accrued expenses in the Consolidated Balance Sheets, for restructuring-related employee termination benefits as of December 31, 2022 (in thousands):

	Employee Termination Benefits
Accrued restructuring costs as of December 31, 2021	$ —
Restructuring costs incurred during the year ended December 31, 2022	1,549
Amount paid during the year ended December 31, 2022	—
Accrued restructuring costs as of December 31, 2022	$ 1,549

The following table shows the total restructuring costs incurred during the year ended December 31, 2022 (in thousands):

	For the Year Ended December 31, 2022
Sales and marketing	$ 506
Operations and support	432
Product development	458
General and administrative	153
Total restructure charge	$ 1,549

Defined Contribution Plans

We sponsor a defined contribution plan for qualifying employees, including a 401(k) Plan in the United States to which we make matching contributions of 50% of participating employee contributions up to 6% of eligible income. Our total matching contribution to the 401(k) Plan was $1.6 million, $0.7 million and $0.4 million for the years ending December 31, 2022, 2021 and 2020, respectively.

(13) Acquisitions

Big Blue Saw

On November 1, 2021, the Company acquired Big Blue Saw LLC ("Big Blue Saw") subject to an Asset Purchase Agreement. The acquisition of Big Blue Saw extended our marketplace capabilities in water jet and laser cutting. The Company accounted for the acquisition as a business combination. The goodwill of $2.1 million arising from the acquisition of Big Blue Saw related to certain expected synergies which includes improved pricing capabilities. This goodwill which is included in our U.S. reporting segment is deductible for tax purposes. The aggregate non-contingent portion of the purchase price was $1.5 million and was paid in cash and Class A common stock on the acquisition date. In addition, the purchase price includes a contingent consideration arrangement to the former owner of Big Blue Saw up to a maximum amount of $1.0 million (undiscounted) in two installments on the first and second anniversary of the acquisition and is based on client conversions. The initial fair value of the contingent consideration of $0.9 million was estimated by applying an income valuation approach. The measurement is based on inputs that are not observable in the market (Level 3 inputs). Key assumptions made include (a) discount rate and (b) probably weighted assumptions about client conversions.

During the year ended December 31, 2022, the Company recorded an approximate $54,000 increase to the contingent consideration liability with a corresponding expense recognized in general and administrative expense on our Consolidated Statements of Operations and Comprehensive Loss. The Company re-evaluated the fair value of the contingent consideration based on current information available to the Company subsequent to our acquisition using a similar methodology as described above. As of December 31, 2022, and December 31, 2021, the total contingent consideration had a fair value of $0.4 million and $0.9 million, respectively. In December 2022, the Company paid the first installment payment of $0.5 million to the former owner of Big Blue Saw.

The Company performed a preliminary valuation analysis of the fair market value of the acquired assets and liabilities of Big Blue Saw during the fourth quarter of 2021. The Company completed its valuation of the acquired assets and liabilities during the second quarter of 2022 and finalized the settlement of the working capital during the fourth quarter of 2022. The settlement of the working capital in the fourth quarter of 2022 was not material.

The following table (in thousands) summarizes the consideration paid for Big Blue Saw and the final fair value of the assets acquired and liabilities assumed on the acquisition date:

Consideration:		
Cash	$	1,201
Fair value of Class A common stock		250
Fair value of contingent consideration		859
Fair value of consideration		2,310
Acquisition costs included in general and administrative for the year ended December 31, 2021		17
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Current assets		125
Property and equipment		206
Right-of-use asset		105
Lease liability		(105)
Current liabilities		(109)
Total identifiable net assets assumed		222
Goodwill		2,088
Total	$	2,310

FactoryFour

On November 5, 2021, the Company acquired FactoryFour subject to an Asset Purchase Agreement. FactoryFour provides SaaS based solution to help manufacturers in the Xometry marketplace improve lead times and make strong, data-driven decisions through real-time production tracking. The Company accounted for the acquisition as a business combination. The goodwill of $5.0 million arising from the acquisition of FactoryFour related to certain expected synergies which includes our ability to offer a wider range of products to sellers on our platform. This goodwill which is included in our U.S. reporting segment is deductible for tax purposes. The aggregate non-contingent portion of the purchase price was $3.3 million and was paid in cash and Class A common stock on the acquisition date. In addition, the purchase price includes a contingent consideration arrangement to the former owners of FactoryFour up to a maximum amount of $2.5 million (undiscounted) in three installments on the first, second and third anniversary of the acquisition and is based on gross total orders. The initial fair value of the contingent consideration of $1.5 million was estimated by applying an option pricing model. The measurement is based on inputs that are not observable in the market (Level 3 inputs). Key assumptions made include (a) discount rate, (b) time to expiration, (c) stock price, (d) hurdle rate, (e) risk free rate, (f) volatility, (g) dividend rate and (f) assumptions about gross total orders.

During the year ended December 31, 2022, the Company recorded an approximate $0.8 million increase to the contingent consideration liability with a corresponding expense recognized in general and administrative expense on our Consolidated Statement of Operations and Comprehensive Loss. The Company re-evaluated the fair value of the contingent consideration based on current information available to the Company subsequent to our acquisition. To estimate the current fair value, we applied an income valuation approach. The measurement is based on inputs that are not observable in the market (Level 3 inputs). Key assumptions made include (a) discount rate and (b) probability weighted assumptions about gross total orders. As of December 31, 2022 and 2021, the total contingent consideration had a fair value of $1.5 million and $1.5 million, respectively. In December 2022, the Company paid the first installment payment of $0.8 million to the former owners of FactoryFour.

The Company performed its initial valuation analysis of the fair market value of the acquired assets and liabilities of FactoryFour during the fourth quarter of 2021. The Company finalized its valuation analysis in the first quarter of 2022. No changes to the initial purchase price allocation were made during 2022.

The following table (in thousands) summarizes the consideration paid for FactoryFour and the fair value of the assets acquired and liabilities assumed on the acquisition date:

Consideration:		
Cash	$	2,167
Fair value of Class A common stock		1,139
Fair value of contingent consideration		1,470
Fair value of consideration		4,776
Acquisition costs included in general and administrative for the year ended December 31, 2021		18
Recognized amounts of identifiable assets acquired and liabilities assumed:		
Current assets		234
Property and equipment		28
Intangible asset - developed technology		140 [(1)]
Right-of-use asset		1,044
Lease liability		(1,044)
Current liabilities		(658)
Total identifiable net assets assumed		(256)
Goodwill		5,032
Total	$	4,776

(1) The useful life of the acquired developed technology is 3 years.

The acquisitions of Big Blue Saw and FactoryFour were not considered material individually or in the aggregate to the Company for the periods presented, and therefore, proforma information has not been presented.

Thomas

On December 9, 2021, the Company acquired Thomas subject to an Agreement and Plan of Merger. Xometry leverages Thomas' marketing and data services to deliver a suite of end-to-end services for suppliers with additional financial services and digital marketing products. The Company accounted for the acquisition as a business combination. The goodwill of $250.1 million arising from the acquisition of Thomas related to certain expected synergies which includes growing buyers and suppliers, expanding into new categories and enhancing supplier services. This goodwill, which is included in our U.S. reporting segment, is not deductible for tax purposes. The aggregate non-contingent portion of the purchase price was approximately $275.8 million and was paid in cash and Class A common stock on the acquisition date.

During the year ended December 31, 2022, the Company recognized measurement period adjustments primarily related to certain other assets, lease intangibles and tax liabilities which resulted in additional goodwill of approximately $3.9 million. The Company also recognized within current assets $4.8 million of indemnity receivables from the Thomas seller. A portion of the deferred tax liability of $0.6 million which was recognized on the acquisition date was subsequently recognized into income during the year ended December 31, 2022. The Company completed its valuation of the acquired assets and liabilities during the fourth quarter of 2022.

The following table (in thousands) summarizes the consideration paid for Thomas and the fair value of the assets acquired and liabilities assumed on the acquisition date:

	Previously Reported As of December 31, 2021		Purchase Price Allocation Measurement Period Adjustments		As Adjusted
Consideration:					
Cash	$	174,838	$	(518) $	174,320
Fair value of Class A common stock		101,499		—	101,499
Fair value of consideration		276,337		(518)	275,819
Acquisition costs included in general and administrative for the year ended December 31, 2021					5,661
Recognized amounts of identifiable assets acquired and liabilities assumed:					
Current assets		18,244		(1,833)	16,411
Property and equipment		890		—	890
Intangible assets		40,400		1,444	41,844
Right-of-use assets		24,130		—	24,130
Other long-term assets		250		(206)	44
Investment in unconsolidated joint venture		4,156		—	4,156
Lease liabilities		(18,690)		—	(18,690)
Deferred tax liability		—		(1,083)	(1,083)
Income taxes payable		(1,647)		(1,696)	(3,343)
Other long-term liabilities		(281)		—	(281)
Contract liabilities		(6,634)		(111)	(6,745)
Current liabilities		(30,183)		(397)	(30,580)
Noncontrolling interest		(1,036)		—	(1,036)
Total identifiable net assets assumed		29,599		(3,882)	25,717
Goodwill		246,738		3,882	250,102
Total	$	276,337	$	— $	275,819

The following table (in thousands) summarizes the fair value of the identifiable intangible assets:

	Total		Estimated life
Customer relationships	$	36,600	15
Database		2,400	5
Trade name		800	10
Developed technology		600	5
Lease intangible assets		1,444	4
Total intangible assets	$	41,844	

The estimated fair value of the intangible assets acquired was determined by the Company. The Company engaged a third-party expert to assist with the valuation analysis. The Company used a relief from royalty method to estimate the fair values of the developed technology, database and tradename and a multi-period excess earnings method to estimate the fair value of the customer relationships. To estimate the fair value of the lease intangible assets the Company used a discounted cash flow analysis. To measure the fair value of the noncontrolling interest, the Company used a market approach which considered historical revenues of the investee and market multiples (Level 3 inputs).

Thomas' results of operations were included in the Company's consolidated financial statements from the date of acquisition, December 9, 2021.

The following unaudited pro forma condensed combined financial information gives effect to the acquisition of Thomas as if it was consummated on January 1, 2020 (the beginning of the comparable prior reporting period), and includes pro forma adjustments related to the amortization of acquired intangible assets.

Specifically, the following adjustments were made:

- For the year ended December 31, 2021, the Company's direct and incremental transaction costs of $5.7 million are excluded from the pro forma condensed combined net loss.

This unaudited data is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the acquisition occurred on January 1, 2020. It should not be taken as representative of future results of operations of the combined company. The following table presents the unaudited pro forma condensed combined financial information:

| | For the Year Ended December 31, | |
| | 2021 | 2020 |
	(unaudited)	
Revenue	$ 280,790	$ 206,095
Net loss attributable to common stockholders	(61,852)	(43,159)

(14) Segments

Xometry is organized in two segments referred to as: (1) the U.S. and (2) International. Xometry's operating segments are also the Company's reportable segments. Xometry's reportable segments, whose products and offerings are generally the same, are managed separately based on geography. Xometry's two segments are defined based on the reporting and review process used by the chief operating decision maker ("CODM"), the Chief Executive Officer. The Company evaluates the performance of the operating segments primarily based on revenue and segment "profits/loss" which is largely the results of the segment before income taxes. The Company has not allocated certain general and administrative expenses to the International segment. The Company's CODM monitors assets of the consolidated Company, but does not use assets, by operating segment when assessing performance or making operating segment resource decisions.

The following tables reflect certain segment information for the years ended December 31, 2022, 2021 and 2020 (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Segment Revenue			
U.S.	$ 347,842	$ 202,034	$ 138,272
International	33,211	16,302	3,134
Total	$ 381,053	$ 218,336	$ 141,406
Segment Interest Expense			
U.S.	$ (4,396)	$ (716)	$ (1,089)
International	(22)	(136)	—
Total	$ (4,418)	$ (852)	$ (1,089)
Segment Interest and Dividend Income			
U.S.	$ 4,096	$ 982	$ —
International	19	—	—
Total	$ 4,115	$ 982	$ —
Segment Income from Unconsolidated Joint Venture			
U.S.	$ 570	$ 41	$ —
International	—	—	—
Total	$ 570	$ 41	$ —

		Year Ended December 31,				
		2022		2021		2020
Segment Depreciation and Amortization						
U.S.	$	7,332	$	3,208	$	2,389
International		487		388		731
Total	$	7,819	$	3,596	$	3,120
Segment Impairments						
U.S.	$	513	$	—	$	83
International		311		—		1,509
Total	$	824	$	—	$	1,592
Segment Losses						
U.S.	$	(58,758)	$	(51,230)	$	(22,130)
International		(17,267)		(10,149)		(8,955)
Total	$	(76,025)	$	(61,379)	$	(31,085)

		Year Ended December 31,		
		2022		2021
Segment Property and Equipment				
U.S.	$	16,451	$	9,057
International		2,628		1,230
Total	$	19,079	$	10,287

		Year Ended December 31,				
		2022		2021		2020
Segment Expenditures for Property and Equipment [(1)]						
U.S.	$	11,789	$	5,636	$	3,671
International		1,861		626		519
Total	$	13,650	$	6,262	$	4,190

1 - Includes software development costs.

(15) Disaggregated Revenue and Cost of Revenue Information

The following table present our revenues disaggregated by line of business. Revenue from our marketplace primarily reflects the sales of parts and assemblies on our platform. Revenue from supplier services primarily includes the sale of advertising and to a lesser extent supplies, financial service products and SaaS products.

Revenue is presented in the following tables for the year ended December 31, 2022 (in thousands, supplier service revenue for the year ended December 31, 2021, was not considered material):

Marketplace		For The Year Ended December 31, 2022
Revenue	$	303,134
Cost of revenue		216,336
Gross Profit	$	86,798
Supplier Services		
Revenue	$	77,919
Cost of revenue		17,151
Gross Profit	$	60,768

(16) Related Party Transactions

Prior the Company's IPO on July 2, 2021, certain companies and/or affiliates of companies that were holders of the Company's Convertible Preferred Stock acquired products and assemblies through the Xometry platform. These Convertible

Preferred Stock converted to Class A common stock on July 2, 2021. As such, Xometry's revenue, accounts receivable, and accounts payable include amounts from these companies and/or affiliates of these companies.

For the year ended December 31, 2021 and 2020, Xometry recognized $0.7 million and $1.5 million from companies/and or affiliates of these companies, respectively.

In February 2018, the Company entered into a consulting agreement with Business Improvement Systems, Inc., which is owned by Peter Goguen. Peter Goguen is Xometry's Chief Operating Officer. Pursuant to the terms of this agreement, the Company paid Business Improvement Systems, Inc. a monthly consulting fee in the amount of $11,667. Business Improvement Systems, Inc. provided the Company with consulting services related to operating services. This agreement was terminated as of January 31, 2021. For both years ended December 31, 2021 and 2020, the Company paid Business Improvement Systems, Inc., $0.2 million.

(17)   Goodwill and Intangible Assets

The following tables summarize the Company's intangible assets (dollars in thousands):

	December 31, 2022			
	Weighted average amortization period in years	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible Assets				
Amortizing intangible assets:				
Customer Relationships	15	$ 36,652	$ 2,638	$ 34,014
Trade Names	10	841	97	744
Developed Technology	5	739	182	557
Vendor Relationships	15	1,267	299	968
Database	5	2,400	510	1,890
Patents	17	157	42	115
Subtotal intangible assets		42,056	3,768	38,288
In-place Lease Intangible Asset	4	548	143	405
Above Market Lease Intangible Asset	4	896	238	658
Total intangible assets		$ 43,500	$ 4,149	$ 39,351

	December 31, 2021			
	Weighted average amortization period in years	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible Assets				
Amortizing intangible assets:				
Customer Relationships	15	$ 37,139	$ 674	$ 36,465
Trade Names	9	973	147	826
Developed Technology	4	1,502	605	897
Vendor Relationships	15	1,404	226	1,178
Database	5	2,400	30	2,370
Total intangible assets		$ 43,418	$ 1,682	$ 41,736

At least annually, we evaluate intangible long-lived assets for impairment. During 2022 and 2021, no impairments were recorded on our intangible long-lived assets. During 2020, we recognized $0.1 million of impairment related to an intangible asset (a tradename) that Xometry ceased using in our U.S. reporting unit and wrote down the tradename to zero, its estimated fair value. The Company's estimate of fair value considered discounted future cash flows associated with future use of the tradename (Level 3).

The following tables provides a roll forward of the carrying amount of goodwill (in thousands):

	2022	2021
Balance as of January 1:		
Gross goodwill	$ 257,746	$ 3,907
Accumulated impairments	(3,074)	(3,074)
Net goodwill as of January 1	254,672	833
Goodwill adjustment during the year[1]	3,364	253,839
Net goodwill as of December 31, 2022, and December 31, 2021	$ 258,036	$ 254,672

(1) See Note 13 - Acquisitions.

During 2020 our goodwill impairment analysis indicated that our International reporting unit with goodwill attributed to it had a carrying amount which exceeded its fair value. The underperformance of the International reporting unit relative to its expected performance drove the decline in the fair value of the reporting unit. As a result, during the year ended December 31, 2020, Xometry recorded a pretax charge to reduce the carrying value of goodwill by $1.5 million. As of December 31, 2022 and 2021, Xometry's goodwill of $258.0 million and $254.7 million, respectively, is part of Xometry's U.S. operating segment.

Aggregate amortization expense for amortizing intangibles assets was $3.4 million, $0.5 million and $0.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, estimated amortization expense for intangible assets and lease intangible assets for the next five years is: $3.6 million in 2023, $3.6 million in 2024, $3.6 million in 2025, $3.2 million in 2026, and $2.6 million in 2027 and $22.8 million thereafter.

Amortization expense for the year ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Sales and marketing	$ 3,102	289	642
Operations and support	-	-	3
Product development	325	166	177
General and administrative [1]	9	9	11
Total	$ 3,436	$ 464	$ 833

(1) Amortization of the lease related intangible assets is recorded as operating lease expense in general and administrative.

(18) Investment in Unconsolidated Joint Venture

In connection with the Company's acquisition of Thomas on December 9, 2021, the Company assumed a 50% interest in Industrial Media, LLC ("IM, LLC") with the other 50% owned by Rich Media Group, LLC. IM, LLC primarily manages content creation, advertising sales, and marketing initiatives for the Industrial Engineering News brand, certain magazines, videos, website and associated electronic media products for industrial engineers. The Company's ownership interest in the net assets of IM, LLC approximated $5.2 million. We estimated the fair value of the net assets using market approach which considered, market multiples and revenue assumptions based on historical operating results (Level 3 inputs). The Company estimated a basis difference of approximately $4.2 million which is accounted for as equity method goodwill which is not subject to amortization.

During the year ended December 31, 2022, the Company received dividends from IM, LLC of $0.7 million which were recorded as a reduction to our investment in unconsolidated joint venture on our Consolidated Balance Sheets. No dividends were received during the year ended December 31, 2021. During the year ended December 31, 2022, the Company paid IM, LLC $0.2 million. During the year ended December 31, 2021, the Company did not pay material amounts to IM, LLC.

(19)   Subsequent Event

On January 2, 2023, the Company acquired 100% of the equity of Tridi Teknoloj A.S. ("Tridi") located in Istanbul, Turkey subject to a Share Purchase Agreement. The acquisition of Tridi extended our marketplace capabilities in Europe by opening a vast array of affordable suppliers. Tridi operates an online marketplace for manufacturing with the ability to serve all of Europe within a 24-hour turn around period. The Company accounted for the acquisition as a business combination. The aggregate non-contingent portion of the purchase price was approximately $3.8 million. In addition, the purchase price includes a contingent consideration arrangement to the former owners of Tridi up to a maximum amount of $1.25 million (undiscounted) in Class A common shares in two installments on the first and second anniversary of the acquisition and is based on the achievement of certain revenue targets. During the year ended December 31, 2022, the Company recognized approximately $0.3 million of acquisition costs which are recorded in general and administrative expenses on our Consolidated Statements of Operations and Comprehensive Loss.

Schedule II—Valuation and Qualifying Accounts

The table below details the activity of the allowance for doubtful accounts, for the years ended December 31, 2022 2021, and 2020 (in thousands):

Year ended December 31, 2022	Balance Beginning of Period		Charged to Provision Accounts		Deduction or Other		Balance at End of Period	
Allowance for doubtful accounts:								
Accounts receivable	$	809	$	1,324	$	(145)	$	1,988
Year ended December 31, 2021								
Allowance for doubtful accounts:								
Accounts receivable	$	569	$	295	$	(55)	$	809
Year ended December 31, 2020								
Allowance for doubtful accounts:								
Accounts receivable	$	378	$	315	$	(124)	$	569

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Pursuant to Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as a result of a material weakness that existed in our internal control over financial reporting as described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the material weakness described below.

Material Weakness in Internal Control Over Financial Reporting

We did not identify any misstatements to the consolidated financial statements as of and for the year ended December 31, 2022 because of the material weakness described below.

However, during our implementation of internal control over financial reporting (Sarbanes-Oxley Act of 2002, or "SOX"), we identified a material weakness in our internal control over financial reporting that existed as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

On December 9, 2021, the Company completed its acquisition of Thomas Publishing, Inc. ("Thomas"). The additional workload on our resources to integrate Thomas contributed to the Company's inability to timely perform an effective risk assessment related to the achievement of its control objectives in certain processes, primarily revenue and costs of revenue. As a result, we were unable to design and operate effective process-level controls as of December 31, 2022.

We did not identify any misstatements to the consolidated financial statements as of and for the year ended December 31, 2022 because of the material weakness described above.

Management's Plan to Remediate the Material Weakness

Management has implemented remediation steps to address the material weakness and to improve our internal control over financial reporting. Specifically, now that Thomas has been fully integrated, we have improved our review processes over risk assessment, which also includes the documentation to support the operating effectiveness of our controls. While the Company has implemented remediation steps, the material weakness cannot be considered fully remediated until the improved controls have been in place and operate for a sufficient period of time. However, our management, including our

Chief Executive Officer and Chief Financial Officer, has concluded that, notwithstanding the identified material weakness in our internal control over financial reporting, the financial statements in this filing fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

Other than as discussed above under "—Material Weakness in Internal Control Over Financial Reporting" and "—Management's Plan to Remediate the Material Weakness," there was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item, including information about our Directors, Executive Officers and Audit Committee, is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022.

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics is posted on the "Investors–Corporate Governance" section of our website at www.xometry.com. We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 15. Exhibits, Financial Statement Schedules.

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Xometry, Inc., (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-40546), filed with the SEC on July 2, 2021).
3.2	Amended and Restated Bylaws of Xometry, Inc., (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-40546), filed with the SEC on July 2, 2021).
4.1	Indenture, dated as of February 4, 2022, by and between Xometry, Inc. and U.S. Bank Trust Company, National Association as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-40546), filed with the SEC on February 4, 2022).
4.2	Form of Global Note representing Xometry, Inc.'s 1.00% Convertible Senior Notes due 2027 (included as Exhibit A to the Indenture filed as Exhibit 4.1) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-40546), filed with the SEC on February 4, 2022).
4.3	Description of Registered Securities (incorporated herein by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K (File No. 001-40546), filed with the SEC on March 18, 2022).
4.4	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021)
10.1+	Xometry, Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 21, 2021).
10.2+	Forms of grant notice, stock option agreement and notice of exercise under the Xometry, Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021).
10.3+	Forms of restricted stock unit grant notice and award agreement under the Xometry, Inc. 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021).
10.4+	Amended and Restated Employment Agreement by and between Xometry, Inc. and Randolph Altschuler, (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021).
10.5+	Amended and Restated Employment Agreement by and between Xometry, Inc. and James Rallo, (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021).
10.6+	Amended and Restated Employment Agreement by and between Xometry, Inc. and Peter Goguen, (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 25, 2021).
10.7+	Form of Indemnification Agreement entered into by and between Xometry, Inc. and each director and executive officer (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 21, 2021).
10.8	Form of Exchange Agreement by and among Xometry, Inc., Randolph Altschuler and Laurence Zuriff (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 21, 2021).
10.9†	Agreement and Plan of Merger, dated December 7, 2021, by and among the Xometry, Inc., Thomas Publishing Company, NAASOM Merger Sub Inc., and wholly owned subsidiary of the Company ("Merger Sub"), and Shareholder Representative Services LLC, as the shareholders' representative (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-40546), filed with the SEC on December 8, 2021).
10.10	Seventh Amended and Restated Investor Rights Agreement, dated July 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.11+	Xometry, Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.12+	Xometry, Inc. Amendment No. 1 to 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).

10.13+	Xometry, Inc. Amendment No. 2 to 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.14+	Xometry, Inc. Amendment No. 3 to 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.15+	Xometry, Inc. Amendment No. 4 to 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.16+	Xometry, Inc. Amendment No. 5 to 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.17+	Forms of grant notice, stock option agreement, and notice of exercise under the Xometry, Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-256769), filed with the SEC on June 4, 2021).
10.18+	Nextline Manufacturing Corp. 2014 Stock Option Plan (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 21, 2021).
10.19+	Form of Stock Option Agreement to Nextline Manufacturing Corp 2014 Stock Option Plan (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1/A (File No. 333-256769), filed with the SEC on June 21, 2021).
21.1*	List of Subsidiaries of Xometry, Inc.
23.1*	Consent of KPMG LLP, independent registered public accounting firm.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

+ Management contract or compensatory plan, contract or arrangement.

† We have omitted the schedules to this Exhibit in accordance with Regulation S-K Item 601(b)(2). A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon its request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Bethesda, State of Maryland, on March 16, 2023.

Xometry, Inc.

Date: March 16, 2023

By: /s/ Randolph Altschuler
                                          Name: Randolph Altschuler
                                   Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Randolph Altschuler Randolph Altschuler	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2023
/s/ James Rallo James Rallo	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2023
/s/ Laurence Zuriff Laurence Zuriff	Co-Founder, Managing Director Donor Advised Fund and Director	March 16, 2023
/s/ George Hornig George Hornig	Chairman of the Board and Director	March 16, 2023
/s/ Emily Rollins Emily Rollins	Director	March 16, 2023
/s/ Deborah Bial Deborah Bial	Director	March 16, 2023
/s/ Fabio Rosati Fabio Rosati	Director	March 16, 2023
/s/ Katharine Weymouth Katharine Weymouth	Director	March 16, 2023
/s/ Ranjana Clark Ranjana Clark	Director	March 16, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

    

George Hornig
Chairman of the Board

Emily Rollins
Director

Fabio Rosati
Director

Deborah Bial
Director

Katharine Weymouth
Director

  

Ranjana Clark
Director

Randy Altschuler
Chief Executive Officer

Laurence Zuriff
Co-founder and Managing Director Donor Advised Fund

Executive Officers

     

James Rallo
Chief Financial Officer

Peter Goguen
Chief Operating Officer

Bill Cronin
Chief Revenue Officer

Kathy Mayerhofer
Chief Sales Officer

Matt Leibel
Chief Technology Officer

Kristie Scott
General Counsel / Secretary

Corporate Headquarters

6116 Executive Blvd
Ste. 800
North Bethesda, MD
20852

Common Stock

Xometry's common stock is listed on Nasdaq under the ticker symbol "XMTR"

Investor Relations

Information about Xometry, press releases, and other investor information is available on our website at:
investors.xometry.com

Xometry®



www.xometry.com   🐦 @xometry